As confidentially submitted to the Securities and Exchange Commission on November 1, 2021 as Amendment No. 3 to the draft Registration Statement.
Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CREDO TECHNOLOGY GROUP HOLDING LTD
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	3674	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Maples Corporate Services, Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands (408) 664-9329
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William Brennan
President and Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, California 95110
(408) 664-9329
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alan F. Denenberg Jason Bassetti Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Adam Thorngate-Gottlund General Counsel and Secretary Credo Technology Group Holding Ltd 1600 Technology Drive San Jose, California 95110 (408) 664-9329	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Ordinary Shares, par value $0.00005 per share	$	$
_____________
(1)Includes          shares which the underwriters have the right to purchase.
(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated           , 2021.
          Shares
Credo Technology Group Holding Ltd
Ordinary Shares

This is an initial public offering of ordinary shares of Credo Technology Group Holding Ltd. We are offering          ordinary shares. The selling shareholders named in this prospectus, which include members of our board of directors and senior management, are offering an additiona          ordinary shares. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.
Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $          and $          . We intend to list our ordinary shares on The Nasdaq Global Select Market under the symbol “CRDO.”
Credo Technology Group Holding Ltd is a Cayman Islands holding company that conducts its operations and operates its business through its subsidiaries in the United States and internationally. Investors in the ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations. As used in this prospectus, “we,” “us,” “our company,” “our” or “Credo” refers to Credo Technology Group Holding Ltd, a Cayman Islands company, and its subsidiaries as a group. None of our subsidiaries have declared or paid any dividends or distributions on equity to their respective holding companies, including Credo Technology Group Holding Ltd, as of the date of this prospectus. Our subsidiaries in the PRC, Hong Kong and the United States perform cost plus services including general and administrative services, research and development services and sales and marketing services on a contract basis for our Cayman Islands subsidiary, Credo Technology Group Ltd (“CTGL”). Our Hong Kong and U.S. subsidiaries distribute tangible goods and provide value-added services to third-party customers on behalf of CTGL by utilizing intellectual property owned by CTGL. Amounts payable among our subsidiaries are net settled periodically in accordance with the Company’s intercompany arrangements. We have not relied, and do not expect to rely, on dividends or other distributions on equity from any of our subsidiaries for our cash requirements. We have no plans to declare cash dividends, but as a holding company, we would depend on receipt of funds from one or more of our subsidiaries if we determine to pay cash dividends to holders of our ordinary shares in the future. See “Prospectus Summary-Holding Company Structure” for a more detailed description.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Credo Technology Group Holding Ltd	$	$
Proceeds, before expenses, to the selling shareholders	$	$
______________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than          ordinary shares, the underwriters have the option to purchase up to an additional          ordinary shares from us and up to an additiona          ordinary shares from the selling shareholders at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of shares by the selling shareholders..
The underwriters expect to deliver the ordinary shares against payment in New York, New York on          , 2021.

Goldman Sachs & Co. LLC	BofA Securities

Prospectus dated          , 2021.

TABLE OF CONTENTS

	Page		Page
Prospectus Summary	1	Certain Relationships and Related Party Transactions	120
Risk Factors	18	Principal and Selling Shareholders	123
Special Note Regarding Forward-Looking Statements	63	Description of Share Capital	125
Market, Industry and Other Data	64	Taxation	135
Use of Proceeds	65	Shares Eligible for Future Sale	140
Dividend Policy	66	Underwriting	143
Capitalization	67	Legal Matters	150
Dilution	69	Experts	150
Management’s Discussion and Analysis of Financial Condition and Results of Operations	72	Enforcement of Judgments	150
Business	97	Where You Can Find More Information	151
Management	110	Index to Consolidated Financial Statements	F-1
Executive Compensation	116
In this prospectus, “Credo,” “Credo Technology Group Holding Ltd,” the “company,” “we,” “us” and “our” refer to Credo Technology Group Holding Ltd and its consolidated subsidiaries. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling shareholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We, the selling shareholders and the underwriters are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. Our business, results of operations and financial condition may have changed since such date.
For investors outside the United States: Neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.
This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.
Through and including                , 2021 (25 days after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read this entire prospectus carefully, including the sections titled ”Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Our fiscal year ends on April 30. Any references to a fiscal year in this prospectus are to the 12 months ending on April 30 of the relevant year, and any references to a fiscal quarter are to the applicable quarter within a fiscal year. Our fiscal years ended April 30, 2020 and 2021 are referred to herein as fiscal 2020 and fiscal 2021, respectively.
We refer to the People’s Republic of China (solely for purposes of this prospectus, excluding Taiwan, Hong Kong and Macau) as “mainland China” or the “PRC.”
OVERVIEW
Mission Statement
Our mission is to deliver high-speed solutions to break bandwidth barriers on every wired connection in the data infrastructure market.
Company Overview
Credo is an innovator in providing secure, high-speed connectivity solutions that deliver improved power and cost efficiency as data rates and corresponding bandwidth requirements increase exponentially throughout the data infrastructure market.
Our innovations ease system bandwidth bottlenecks while simultaneously improving on power, security and reliability. Our connectivity solutions are optimized for optical and electrical Ethernet applications, including the emerging 100G (or Gigabits per second), 200G, 400G and 800G port markets. Our products are based on our proprietary Serializer/Deserializer (SerDes) and Digital Signal Processor (DSP) technologies. Our product families include integrated circuits (ICs), Active Electrical Cables (AECs) and SerDes Chiplets. Our intellectual property (IP) solutions consist primarily of SerDes IP licensing.
Data generation has increased dramatically over the past 10 years, creating new and complicated challenges in both circuit and system design. Our proprietary SerDes and DSP technologies enable us to disrupt competition in existing markets, lead the way into emerging markets, and innovate to create new market opportunities. While many others in the data infrastructure industry struggle to meet customers’ increasing performance and energy efficiency requirements, we continue to innovate to deliver groundbreaking solutions. A recent example is the announcement of our HiWire Switch AEC and open-source implementation with Microsoft that helps realize Microsoft’s vision for a highly reliable network-managed dual-Top-of-Rack (ToR) architecture (a network architecture design in which computing equipment located within the same or an adjacent rack are, for redundancy, connected to two in-rack network switches, which are, in turn, connected to aggregation switches via fiber optic cables), overcoming complex and slow legacy enterprise approaches, simplifying deployment, and improving connection reliability in the datacenter.
The multi-billion dollar data infrastructure market that we serve is driven largely by hyperscale data centers (hyperscalers), high performance computing (HPC) and 5G infrastructure. The demands for increased bandwidth, improved power and cost efficiency, and heightened security have simultaneously and dramatically expanded as work, education and entertainment have rapidly digitized across myriad end-point users.
Within the data infrastructure ecosystem, we target the wired connectivity market as it relates to communication electronics, which Gartner forecasts will grow from $12 billion in 2020 to $17 billion in

2025.* 650 Group forecasts that within this market, hyperscalers will be one of the primary drivers of growth for connectivity solutions and that higher speed 400G and 800G switches in the datacenter in particular will grow at a 49% compound annual growth rate (CAGR), from 2020 to 2025. Additionally, we estimate that the market for high-speed connectivity products will grow from $2 billion in 2022 to $5 billion in 2025. Our core technology is standard-agnostic, and any high-speed connectivity environment, such as the enterprise, HPC or consumer environment, could be a target for our disruptive solutions. We believe our market opportunity will continue to grow as the technical challenges of delivering higher speeds create increasingly challenging technical or cost hurdles for incumbent providers.
During fiscal 2020 and 2021, we generated $53.8 million and $58.7 million in total revenue, respectively. Product sales and product engineering services revenue comprised 31% and 63% of our total revenue in fiscal 2020 and 2021, respectively, and IP license and IP license engineering services revenue represented 69% and 37% of our total revenue in fiscal 2020 and 2021, respectively. Geographically, 67% and 75% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in North America, and 33% and 25% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in the rest of the world, primarily in Asia. During fiscal 2020 and 2021, we generated $1.3 million in net income and $27.5 million in net loss, and $2.5 million in adjusted net income and $13.9 million in adjusted net loss, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for a definition of adjusted net income and a reconciliation between adjusted net income (loss) and net income (loss).
Industry Overview
We believe we are well positioned to benefit from the strong secular tailwinds driving the data infrastructure market, which is being driven by several factors, including:
•Explosion of Data Generation and Network Traffic. Cloud workloads, already vast and expanding, the proliferation of streaming video, 5G wireless deployment, expansion of the Internet of Things (IoT) and growing adoption of artificial intelligence are creating an explosion of data which is straining existing data infrastructure and forcing paradigm shifts from transistor to system level. According to International Data Corporation (IDC), the amount of data created, captured, copied, and consumed in the world is expected to increase by approximately 2.8 times, from 64 ZettaBytes (ZB),1 in 2020 to more than 179ZB in 2025, reflecting a projected CAGR of 23%. This rapid growth in data and the related data traffic across networks is leading to bandwidth barriers and bottlenecks, creating the need for solutions that can enable faster connectivity speeds, while addressing power constraints and security requirements.
•Demand from All Corners of Digital Infrastructure. Increased data traffic requires increased data bandwidth. Participants across the data infrastructure ecosystem require higher performance connectivity solutions. We see this demand led by hyperscalers, whose position at the nexus of data infrastructure aggregates the incremental increases at the network edge, quickly followed by demand from 5G carriers. Furthermore, as the industry develops and bandwidth requirements proliferate, we expect to see these same dynamics extend more broadly, driving increased adoption in enterprise, HPC and consumer applications.
•Increasing Shift to DDCs. Hyperscalers and 5G network operators are rapidly evolving their network topology architectures as they move towards higher speeds. Increasingly, these customers are looking to Distributed, Disaggregated Chassis (DDCs), which separate the traditional, proprietary chassis used for switching and routing into its building blocks so it can more efficiently scale. The move to DDCs enables the use of standards-based hardware, a choice in software, and the ability to avoid vendor lock-in. However, legacy connectivity options are poorly suited to address this evolution. “Optical transceivers” and Active Optical Cables
1 One Zettabyte is equal to one trillion Gigabytes.

(AOCs), suffer from high power consumption, high costs and poor longevity and passive Direct Attach Cables (DACs), are too thick and short-reaching to route at the required densities. This is leading to increasing interest in AEC technology as a key enabling technology for DDC architectures.
Our Market Opportunity
We believe we are in the early stages of penetrating a massive opportunity. We benefit from the strong secular tailwinds in the data infrastructure market. Within the large and growing data infrastructure ecosystem, our offerings target the wired connectivity market as it relates to communication electronics. According to Gartner, the wired connectivity market for communication electronics is expected to grow from $12 billion in 2020 to $17 billion in 2025.* 650 Group forecasts that within this market, hyperscalers will be one of the primary drivers of growth for connectivity solutions and that higher speed 400G and 800G switches in the datacenter in particular will grow at a 49% CAGR from 2020 to 2025. Additionally, we estimate that the market for high-speed connectivity products will grow from $2 billion in 2022 to $5 billion in 2025. We specialize in providing high-performance, energy-efficient and cost-effective connectivity solutions. With the continued exponential growth of data traffic, we expect rising demand for our products as speed requirements increase over time. Additionally, we intend to continue to develop new offerings that will expand the capabilities of our portfolio and address a broader section of the total wired connectivity market.
Our Competitive Strengths
We believe our key competitive strengths include the following:
•Foundational Intellectual Property. We believe our technology leadership is based on our strong SerDes IP portfolio. Our purpose-built mixed-signal and DSP architectures are the foundation of our high-performance, power-efficient and cost-effective connectivity solutions. We believe this IP portfolio provides us with a significant competitive advantage.
•Proven Demand from Tier 1 Customer Base. We are engaged with five of the top seven hyperscalers (measured by their total capital expenditures across all vendors for the twelve months ended March 31, 2021), and our customer base includes over 20 blue chip clients, including more than 10 original equipment manufacturers (OEMs) and original design manufacturers (ODMs), more than 10 optical module manufacturers and other leading technology companies. Our engagements with hyperscalers to date include design wins, as well as other commercial arrangements entered into in the ordinary course of our business, such as development and/or supply agreements. We consider a design win to occur when a customer notifies us that it has selected our products or technology to be incorporated into a product or system under development, often as part of a competitive technology review and bid process. While not legally enforceable contractual obligations, we believe design wins are an important step towards the adoption of our products or technologies by a customer, as competition for design wins is a highly selective process and generally results in the customer devoting substantial resources in partnering with us in development. The demand for our products and solutions by these leading technology companies demonstrates the strong demand for the enterprise-grade functionality, scalability, reliability and security that we offer.
•Comprehensive Family of Connectivity Solutions. Our extensive solutions portfolio includes HiWire AECs, Optical DSPs, Line Card PHYs, SerDes Chiplets for Multi-Chip Module (MCM) package integration and SerDes IP licensing. Our suite of products and technologies address our customers’ various bandwidth, power, cost, security, reliability, and end-to-end signal integrity requirements. We believe we can provide superior service to our customers by serving as a single point of contact. Furthermore, our extensive knowledge and experience across a range of connectivity offerings better enables us to identify potential bottlenecks and design solutions to address them, differentiating us from competitors focused on point solutions.

•Best-in-Class Technology. We believe we are at the forefront of the high-performance connectivity market. Our architectural approach enables us to design in mature fabrication processes yet still deliver leading edge performance and power at a significantly lower cost. Our optimized SerDes architectures achieve industry-leading power efficiency on small die areas in cost-effective mature processes.
•Culture of Continuous Innovation. We have a history of innovation and pioneering new technologies. We believe our culture of continuous innovation positions us as a market leader with best-in-class products and IP solutions.
•Top Industry Talent and Experienced Leadership Team. We employ an engineering-focused workforce as well as a highly technical management team with deep industry experience and connectivity expertise. Our global team included 293 engineers as of September 30, 2021, while our international footprint allows us to continue attracting talent needed to support our business. We are led by a team of seasoned semiconductor and connectivity experts. Many of our executives have more than 20 years of semiconductor innovation experience and an extensive track record of successful leadership across multiple semiconductor companies.
Our Growth Strategy
To further our mission of providing secure, high-speed connectivity solutions, we intend to focus on the following strategic areas:
•Extend our leadership in SerDes technologies. Our proprietary SerDes architectures have underpinned our products and IP solutions since our inception. We intend to continue investing in research and development in our SerDes design to expand our technology leadership.
•Broaden our portfolio of products and IP solutions. We intend to continue to broaden our portfolio of offerings by developing new products and IP solutions to meet the evolving needs of the data infrastructure ecosystem as well as expand into adjacent markets we do not serve today.
•Attract and acquire new customers. We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities.
•Extend and deepen relationships with existing customers. We have demonstrated our ability to sell multiple of our connectivity solutions to several of our Tier 1 customers, and we will continue to seek to extend and deepen our relationships with existing customers. These relationships with leading hyperscalers, OEMs, ODMs and optical module manufacturers give us insight and extensive visibility into product designs, design specifications, development, production timeline, product implementation, and product innovation. Our direct relationships enable us to better anticipate our customer needs and will facilitate our ability to sell multiple connectivity solutions to our customers over time.
Our Products and Solutions
We are pioneering comprehensive Ethernet connectivity solutions that deliver high bandwidth, scalability and end-to-end signal integrity for next-generation platforms. Today, we offer the following products and solutions: HiWire AECs, Optical DSPs, Line Card PHYs, SerDes Chiplets and SerDes IP.
•HiWire AECs. HiWire AECs are copper interconnect cables designed for affordable, low power operation at 100G, 200G, 400G and 800G data speeds. HiWire AECs enable hyperscaler and 5G architects to accelerate the transition to DDC by offering a high-performance alternative to short, thick DACs and high power, high-cost AOCs. DDCs allow providers to pair white box hardware from ODMs with open source and third-party software to address issues surrounding operating expenses, flexibility and cost in traditional chassis applications. Our ToR to Network Interface Card (NIC) AEC solutions enable hardware architects to pair commodity NIC and ToR hardware with value-added AECs to address needs related to redundancy and racking plans.
•Optical DSPs. We provide high-performance, low-power, and cost-effective 50G to 400G PAM4 optical DSPs across a broad spectrum of use cases, speeds and bandwidths. The DSPs enable optical interconnect for cloud-scale, hyperscale and enterprise data center build-outs with 100G to 800G PAM4 optical modules and build-outs for 5G wireless service providers with 50G PAM4 devices. These full-featured DSPs utilize our industry-leading transmitters and low bit error rate (BER) receivers, and are optimized for cost-efficient production.
•Line Card PHYs. We are enabling data connectivity and security in hyperscale and enterprise data centers with leading edge, low power Line Card PHY solutions. Our Retimers, Gearboxes and MACsec / IPSEC devices support PAM4 / NRZ backplane and line card connectivity up to 112G per lane, supporting platforms up to 25.6 Terabits per second (Tbps) with 800G ports. Dedicated and multi-mode Retimers, Gearboxes and MACsecs, built around our low-power, high-performance SerDes IP, enable our customers to meet performance, power and price objectives.
•SerDes Chiplets. SerDes technology enables data transmission at high rates while minimizing the number of interconnects required. As the bandwidth of interconnects increase, the complexity of the design for signal transmission increases. Our SerDes architecture has made it possible to deliver cost- and power- effective SerDes solutions in mature process nodes and make them available in chiplet form (multiple SerDes lanes in a single die) for integration with MCM System-on-Chips (SoCs), overcoming the need for matching core logic and SerDes IP in the same process node. Our SerDes Chiplets are designed for high performance and low power from mature processes, allowing customers to fabricate their core logic in advanced processes and combine them in their MCM SoC.
•SerDes IP. SerDes IP is designed for the easy SoC integration of tens to hundreds of SerDes lanes. We design SerDes IP to optimally balance performance, power, and manufacturing process costs and risks. Our patented mixed signal and DSP architectures are the foundation of our high performance and low power SerDes technology. Our architectural approach enables design in a mature fabrication process while delivering leading-edge performance and power efficiency.
For a more detailed description of our products, see “Business—Our Products and Solutions.”
Recent Developments
Preliminary Financial Information
The following information reflects our preliminary expectations of results for the quarter ended October 31, 2021, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results below, primarily because our financial closing procedures for the quarter ended October 31, 2021 have just commenced and, as a result, we expect that our final results upon completion of our closing procedures may vary from the preliminary estimates included herein. For instance, we have not begun review of most account reconciliations or expense accruals, or prepared notes to our financial statements.
Although the financial results for the quarter ended October 31, 2021 are not yet finalized, we estimate that our financial results will fall within the following ranges, as compared to the quarter ended October 31, 2020:

	Three Months Ended October 31,
	2020		2021
(unaudited, in thousands)	High (Estimated)	Low (Estimated)	Actual
Total revenue			$14,451
Operating loss			$(13,921)
We estimate that our total revenue for the quarter ended October 31, 2021 will be between $          million and $          million, compared to $14.5 million for the quarter ended October 31, 2020, a change of $          million or          %, calculated using the midpoint of the range. The change in total revenue for the quarter ended October 31, 2021 compared to the same period of 2020 is primarily due to           .
We estimate that our operating loss for the quarter ended October 31, 2021 will be between $          million and $           million, compared to $13.9 million for the quarter ended October 31, 2020, a change of $          million or          %, calculated using the midpoint of the range.
Inclusion of Preliminary Financial Information
The preliminary financial information included in this prospectus reflects management’s estimates based solely upon information available to us as of the date of this prospectus and are the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the quarter ended October 31, 2021 and have not been audited, reviewed or compiled by our independent registered public accounting firm, Ernst & Young LLP. Accordingly, Ernst & Young LLP does not express an opinion and assumes no responsibility for and disclaims any association with such preliminary financial results. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the quarter ended October 31, 2021 will not be available until after this offering is completed and may differ materially from these estimates. Accordingly, you should not place undue reliance upon these preliminary financial results. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Risk Factors
Investors in this offering are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations. Credo Technology Group Holding Ltd is a Cayman Islands holding company that conducts its operations and operates its business through its subsidiaries in the United States and internationally. Such structure involves unique risks to investors in the ordinary shares. Before you invest in our ordinary shares, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” These risks include, but are not limited to, the following:
•We have incurred net losses and have an accumulated deficit. We may incur net losses in the future.
•Our revenue and operating results may fluctuate from period to period, which could cause the trading price of our ordinary shares to fluctuate.
•We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in sales to, one or more of our major customers could negatively impact our revenue and operating results.

•We do not have long-term purchase commitments from our customers, and if our customers cancel or change their purchase orders, our revenue and operating results could suffer.
•We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our business, financial condition and results of operations.
•We face intense competition and expect competition to increase in the future. If we fail to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.
•Winning business is often subject to lengthy competitive selection processes that require us to incur significant expenditures prior to generating any revenue or without any guarantee of any revenue related to this business. Even if a customer chooses a Credo product for its system and starts to design us into that system, it may decide to cancel or change its plans, which could cause us to lose anticipated revenue from a product. If we fail to generate revenue after incurring substantial expenses to develop our products, it could materially and adversely affect our business, financial condition and results of operations.
•We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products and our reputation. Our revenue and operating results would suffer if these third parties fail to deliver products or components in a timely manner and at reasonable cost or if manufacturing capacity is reduced or eliminated, as we may be unable to obtain alternative manufacturing capacity.
•Our target customer and product markets may not grow or develop as we currently expect, and if we fail to penetrate new markets and scale successfully within those markets, our business, financial condition and results of operations would be harmed.
•Risks related to our international operations, including, but not limited to, the following:
•Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.
•Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.
•Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could adversely affect us.
•The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries; such oversight could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline.
•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•We may face claims of intellectual property infringement, misappropriation or other violations, which could be time-consuming or costly to defend or settle, result in the loss of significant rights or harm our relationships with our customers or reputation in the industry.
Holding Company Structure
Credo Technology Group Holding Ltd is a holding company with no operations of its own. We conduct substantially all of our operations through our indirect, wholly-owned subsidiaries in the United States, the PRC and Hong Kong. As of April 30, 2021, more than 75% of our assets were held by our subsidiaries located in the United States and Cayman Islands, and less than 25% of our assets were held by our entities located in Hong Kong and mainland China. In addition, approximately 59%, 15% and 11% of our long lived assets were physically located in Taiwan (the majority of which are comprised of masks sets used in production that are legally owned by our subsidiary in the Cayman Islands), the PRC and Hong Kong, respectively, as of April 30, 2021.
None of our subsidiaries have declared or paid any dividends or distributions on equity to their respective holding companies, including Credo Technology Group Holding Ltd, as of the date of this prospectus. Since our inception through April 30, 2021, our operations have been financed primarily by the sale of convertible preferred shares and ordinary shares by Credo Technology Group Holding Ltd, and cash generated from selling products, licensing IP and providing IP customization services to customers. Credo Technology Group Holding Ltd has contributed approximately $107.0 million to its direct and indirect subsidiaries since inception as share capital to fund working capital needs and capital expenditures.
Our current operating structure is described below.
•G&A, R&D and S&M Services. Our subsidiaries in the PRC, Hong Kong and the United States perform cost plus services including general and administrative services, research and development services and sales and marketing services on a contract basis for our Cayman Islands subsidiary, Credo Technology Group Ltd (“CTGL”). For fiscal 2020 and 2021 and the three months ended July 31, 2021, CTGL incurred approximately $8.7 million, $13.3 million and $4.0 million of expenses to our subsidiaries in the PRC, $7.0 million, $8.5 million and $3.8 million of expenses to our subsidiaries in Hong Kong and $22.8 million, $28.5 million and $7.3 million of expenses to our subsidiary in the United States, respectively, for services rendered.
•Inventory Sales Cycle and Distribution of Value-Added Services. Our Hong Kong and U.S. subsidiaries distribute tangible goods and provide value-added services (i.e., design engineering services and support services) to third-party customers on behalf of CTGL by utilizing intellectual property owned by CTGL. CTGL purchases wafers from TSMC, and then sells these wafers to its subsidiary in Hong Kong. Our Hong Kong subsidiaries contract with third-party contract manufacturers for assembly and test services and then sell finished goods inventory directly to non-U.S. customers or CTGL’s U.S. subsidiary for resale to U.S. customers. Our Hong Kong subsidiaries and U.S. subsidiary earn arm’s length profits consistent with their functions, assets and risks. For fiscal 2020 and 2021 and the three months ended July 31, 2021, our Hong Kong subsidiaries recorded purchase price adjustments in aggregate of $13.5 million, $14.0 million and $3.5 million, respectively, payable to CTGL, and our U.S. subsidiary recorded purchase price adjustments in aggregate of $29.2 million, $24.8 million and $1.5 million, respectively, payable to CTGL and $1.7 million, $6.5 million and $0.8 million, respectively, payable to our Hong Kong subsidiaries, in connection with our sales cycle.
Amounts payable as described above are net settled periodically in accordance with the Company’s intercompany arrangements.
Historically, net cash generated from customers of our subsidiaries has been reinvested in the applicable subsidiary’s operations. We considered whether the subsidiaries’ earnings are expected to be repatriated in the foreseeable future and concluded that each subsidiary’s earnings would be indefinitely reinvested. In addition, other than the tender offer described in “Certain Relationships and Related Party Transactions—Tender Offer,” Credo Technology Group Holding Ltd has not declared or paid any dividends or distributions to holders of its equity securities.
We have not relied, and do not expect to rely, on dividends or other distributions on equity from any of our subsidiaries for our cash requirements. We have no plans to declare cash dividends, but as a holding company, we would depend on receipt of funds from one or more of our subsidiaries if we determine to pay cash dividends to holders of our ordinary shares in the future. See “Risk Factors—Risks Related to Our International Operations—In the future, we may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Our cash is primarily held by Credo Technology Group Holding Ltd and by our subsidiaries located in Hong Kong, the United States and the Cayman Islands, and we do not believe that there are any significant restrictions on our ability to distribute these funds to Credo Technology Group Holding Ltd. from their respective distributable profits or other distributable reserves in accordance with applicable law. While our PRC subsidiaries have generated only a limited amount of revenue and hold only a small proportion of our cash, there are restrictions on the ability of our PRC subsidiaries to pay dividends under current PRC laws and regulations. In particular, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits after making up losses as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary common reserve.
Our PRC subsidiaries generate a portion of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. In addition, the PRC Enterprise Tax Law (EIT Law) and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, as defined in the relevant PRC laws and regulations, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC’s State Administration of Foreign Exchange (SAFE) or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or their authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. To the extent we desire to use funds from our PRC subsidiaries to fund our operations, the foreign exchange control system could prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, and we may not be able to pay dividends in foreign currencies to our offshore intermediate holding companies or ultimate parent company, or to our shareholders or investors in our ordinary shares. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.

Recent Regulatory Developments
The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. If the PRC authorities attempt to exercise such control or influence through regulation over our PRC subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our results of operations and financial condition. Moreover, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
Based on our understanding of the current PRC laws and regulations, our company and PRC subsidiaries are not required to obtain any prior permission from any PRC governmental authorities including the China Securities Regulatory Commission (“CSRC”) for consummating this offering, and as of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would agree with our interpretation of the laws and regulations, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or adopt new interpretation of existing rules that would require us to obtain CSRC or other PRC governmental approvals for this offering. See “Risk Factors—Risks Related to Our International Operations—The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries.”
Company Information
Founded in 2008, Credo has an international footprint with offices in North America and Asia. Our registered mailing address is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal website is www.credosemi.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus or the registration statement of which it forms a part.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (As Revised) (Companies Act). As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our public float is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our public float is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Ordinary shares offered by us	shares, or shares if the underwriters exercise their option to purchase additional shares from us in full

Ordinary shares offered by the selling shareholders	shares, or shares if the underwriters exercise their option to purchase additional shares from the selling shareholders in full

Ordinary shares to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full

Option to purchase additional shares from us and the selling shareholders	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares from us, and the selling shareholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares from the selling shareholders.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their option to purchase additional shares from us in full, assuming an initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.
Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $          million (assuming no exercise of the underwriters’ option to purchase additional shares from us).
We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds we receive from this offering for acquisitions or strategic transactions, though we have not entered into any agreements or commitments with respect to any material transactions and have no understandings or agreements with respect to any such transactions at this time.
See “Use of Proceeds” for more information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Proposed Nasdaq trading symbol	“CRDO”

The number of ordinary shares that will be outstanding after this offering is based on 120,896,007 ordinary shares (including all of our convertible preferred shares on an as-converted basis) outstanding as of July 31, 2021, and excludes:
•13,430,207 ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of July 31, 2021, with a weighted-average exercise price of $1.77 per share;
•           ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted after July 31, 2021, with a weighted-average exercise price of $      per share;
•714,546 ordinary shares outstanding as of July 31, 2021 issued upon the early exercise of share options and subject to repurchase;
•          ordinary shares issuable upon the exercise of          that we expect to grant under our 2021 Equity Incentive Plan upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the initial public offering price of this offering; and
•           additional ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective immediately prior to the completion of this offering, as well as any automatic increases in the number of ordinary shares reserved for future issuance pursuant to this plan.
Unless otherwise indicated, this prospectus reflects and assumes the following:
•a 1-for-           reverse share subdivision of our shares to be effected prior to the completion of this offering;
•the automatic conversion of all of our outstanding convertible preferred shares into an aggregate of 52,059,826 ordinary shares immediately prior to the completion of this offering;
•outstanding shares exclude 714,546 ordinary shares outstanding as of July 31, 2021 issued upon the early exercise of share options and subject to repurchase;
•no exercise of outstanding options;
•no exercise by the underwriters of their option to purchase additional shares from us or the selling shareholders; and
•the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur prior to the closing of this offering.
We refer to our Series A convertible preferred shares, Series B convertible preferred shares, Series C convertible preferred shares, Series D convertible preferred shares and Series D+ convertible preferred shares as our convertible preferred shares in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 8 to our consolidated financial statements included elsewhere in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the fiscal years ended April 30, 2020 and 2021 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended July 31, 2020 and 2021 and the summary consolidated balance sheet data as of July 31, 2021 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the unaudited interim condensed consolidated financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the three months ended July 31, 2021 and are not necessarily indicative of results to be expected for the full year or any other period. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product sales	$11,617	$27,477	$5,672	$7,263
Product engineering services	5,311	9,579	978	1,319
IP license	33,671	17,273	3,455	1,030
IP license engineering services	3,236	4,368	933	1,112
Total revenue	53,835	58,697	11,038	10,724
Cost of revenue:
Cost of product sales revenue	6,713	16,071	2,718	4,357
Cost of product engineering services revenue	757	3,168	416	865
Cost of IP license engineering services revenue	259	1,180	201	322
Total cost of revenue(1)	7,729	20,419	3,335	5,544
Gross profit	46,106	38,278	7,703	5,180
Operating expenses:
Research and development(1)	27,564	34,845	6,922	9,693
Sales and marketing(1)	9,630	17,520	3,687	4,855
General and administrative(1)	6,841	11,147	1,703	2,262
Total operating expenses	44,035	63,512	12,312	16,810
Operating income (loss)	2,071	(25,234)	(4,609)	(11,630)
Operating income (expense), net	24	(62)	22	(45)
Income (loss) before income taxes	2,095	(25,296)	(4,587)	(11,675)
Provision for income taxes	766	2,215	253	902
Net income (loss)	$1,329	$(27,511)	$(4,840)	$(12,577)
Undistributed earnings attributable to participating securities	(1,329)	—	—	—
Net loss attributable to ordinary shareholders	$—	$(27,511)	$(4,840)	$(12,577)
Net loss per share attributable to ordinary shareholders(2):
Basic and diluted	$—	$(0.40)	$(0.07)	$(0.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders(2):
Basic and diluted	71,727,881	69,098,799	72,680,026	68,409,095
Non-GAAP Financial Measure:
Adjusted net income (loss)(3)	$2,470	$(13,905)	$(4,600)	$(12,102)
______________
(1)The following table sets forth the share-based compensation expense included in our consolidated statements of operations for fiscal 2020 and 2021, and our unaudited condensed consolidated statements of operations for the three months ended July 31, 2020 and 2021:

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)		(in thousands)
Cost of revenue	$33	$183	$46	$87
Research and development	584	7,737	119	482
Sales and marketing	480	1,970	182	390

General and administrative	150	4,016	44	116
Total share-based compensation expense	$1,247	$13,906	$391	$1,075
(2)See Notes 2 and 12 to our audited consolidated financial statements and Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per ordinary share and the weighted-average number of shares used in the computation of the per share amounts.
(3)We use adjusted net income (loss), a non-GAAP financial measure, to help us make strategic decisions, establish budgets and operational goals for managing our business, analyze our financial results and evaluate our performance. We present the non-GAAP financial measure adjusted net income (loss) in this prospectus because we believe this non-GAAP financial measure provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our presentation of adjusted net income (loss) may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. In addition adjusted net income (loss) excludes share-based compensation expense, although equity compensation has been, and will continue to be, an important part of our compensation strategy and our future expenses. Adjusted net income (loss) should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, net income (loss) calculated in accordance with GAAP.
We define adjusted net income (loss) as net income (loss) reported on our consolidated statements of operations, excluding the impact of share-based compensation expense, and the related tax effect adjustment to the provision for income taxes.
A reconciliation of our adjusted net income (loss) to our net income (loss) is presented below.

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)		(in thousands)
Net income (loss)	$1,329	$(27,511)	$(4,840)	$(12,577)
Share-based compensation expense	1,247	13,906	391	1,075
Related tax effect adjustment	(106)	(300)	(151)	(600)
Adjusted net income (loss)	$2,470	$(13,905)	$(4,600)	$(12,102)

	As of July 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$100,221	$	$
Working capital(4)	$117,792	$	$
Total assets	$156,745	$	$
Convertible preferred shares	$205,210	$	$
Shareholders’ equity (deficit)	$(66,477)	$	$
______________
(1)The pro forma consolidated balance sheet data gives effect to: (i) the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,059,826 ordinary shares immediately prior to the completion of this offering, as if such conversion had occurred on July 31, 2021; and (ii) the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur prior to the closing of this offering.
(2)The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma items described in footnote (1) above; and (ii) the issuance and sale by us of          ordinary shares in this offering, assuming an initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

(3)The pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) by $          million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of ordinary shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) by $          million, assuming the assumed initial public offering price of $          per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)Working capital is defined as total current assets less total current liabilities. See our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investors in this offering are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations. Credo Technology Group Holding Ltd is a holding company incorporated under the laws of the Cayman Islands with no operations of its own. We conduct substantially all of our operations through our indirect, wholly-owned subsidiaries in the United States and internationally. As such, investors in the ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company. Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our ordinary shares. If any of the following risks are realized, in whole or in part, our business, results of operations and financial condition could be materially and adversely affected. In that event, the price of our ordinary shares could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the operation of our business.
Risks Related to Our Business
We have incurred net losses and have an accumulated deficit. We may incur net losses in the future.
Although we generated net income of $1.3 million for fiscal 2020, we have a history of net losses and experienced a net loss of $27.5 million for fiscal 2021 and a net loss of $12.6 million for the three months ended July 31, 2021, primarily attributable to increased operating expenses, such as investments in research and development, including share-based compensation. As of April 30, 2020 and 2021, we had an accumulated deficit of $18.8 million and $68.3 million, respectively. As of July 31, 2021, we had an accumulated deficit of $80.8 million.
We cannot assure you that we will generate sufficient revenue to offset the cost of growing our business in the future. Our revenue or revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance.
Additionally, we also expect our costs to increase in future periods. We expect to continue to expend substantial financial and other resources on research and development, expansion into new markets, marketing and general administration (including expenses related to being a public company). These investments may not result in increased revenue or growth in our business
If our revenue or revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability. If we cannot successfully grow our revenue at a rate that exceeds the increases in costs associated with our business, we will not be able to achieve or maintain profitability or generate positive cash flow on a sustained basis, and the trading price of our ordinary shares could decline.
Our revenue and operating results may fluctuate from period to period, which could cause the trading price of our ordinary shares to fluctuate.
Our revenue and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:
•the impact of the COVID-19 pandemic on our business, suppliers and customers;
•customer demand and product life cycles;
•the receipt, reduction or cancellation of, or changes in the forecasts or timing of, orders by customers;
•the gain or loss of one or more significant customers;
•changes in orders or purchasing patterns from one or more of our major customers;
•delays in completing sales due to our lengthy sales cycle, which often includes a substantial customer evaluation and approval process;
•market acceptance of our products and our customers’ products;
•our ability to develop, introduce and market new products and technologies on a timely basis;
•the timing and extent of product development costs;
•new product announcements and introductions by us or our competitors;
•our research and development costs and related new product expenditures and our ability to achieve cost reductions in a timely or predictable manner;
•seasonality and fluctuations in sales by product manufacturers that incorporate our technology into their products;
•changes in end-market demand, including cyclicality, seasonality and the competitive landscape;
•cyclical fluctuations in the semiconductor market, and the markets of our end customers;
•fluctuations in our manufacturing yields and costs;
•significant warranty claims, including those not covered by our suppliers;
•changes in our pricing, product cost and product mix; and
•supply chain disruptions, delays, shortages and capacity limitations.
As a result of these and other factors, you should not rely on the results of any prior quarterly or annual periods, or any historical trends reflected in such results, as indications of our future revenue or operating performance. Fluctuations in our revenue and operating results could cause the trading price of our ordinary shares to decline and, as a result, you may lose some or all of your investment.
We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in sales to, one or more of our major customers could negatively impact our revenue and operating results.
In fiscal 2021, we had three customers that each accounted for 10% or more of our total revenue. Customer A, Customer D and Customer F accounted for 32%, 12% and 10%, respectively, of our total revenue in fiscal 2021. In the three months ended July 31, 2021, we had two customers that each accounted for 10% or more of our total revenue. Customer A and Customer H accounted for 32% and 17%, respectively, of our total revenue in the three months ended July 31, 2021. In addition, in fiscal 2021 and the three months ended July 31, 2021, sales to our top 10 customers accounted for approximately 88% and 86%, respectively, of our total revenue. We believe our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase our products or solutions at all, may purchase fewer products or solutions than they did in the past or may alter their purchasing patterns. Further, the amount of revenue attributable to any single customer or our customer concentration generally, may fluctuate in any given period. In addition, our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable terms, including the right to terminate or delay orders on little notice, exclusivity or most favored nations pricing on our products. Such agreements could impair our operating results. In the event of pricing reductions or financial incentives for key customers, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could negatively impact our revenue and materially and adversely affect our business or results of operations.
Our future success will depend in large part on our ability to successfully execute our strategy.
Prior to fiscal 2021, the majority of our total revenue was derived from our IP solutions and related licensing revenue. However, our business strategy is to build on our IP portfolio as a product-focused business to deliver comprehensive connectivity products. Revenue from sales of our products accounted for 22% and 47% of our total revenue in fiscal 2020 and 2021, respectively. Revenue from sales of our products accounted for 51% and 68% of our total revenue for the three months ended July 31, 2020 and 2021, respectively. We are still in the process of implementing our strategy to focus on product sales, and we cannot be certain that this strategy will succeed. To succeed, we will need to develop products that achieve market acceptance, broaden our customer base and manage the risks relating to product development and sales, including developing, introducing and marketing new products and technologies on a timely basis, managing supply chain and manufacturing risks, achieving design wins, managing product costs, and anticipating customer demand and requirements.
We do not have long-term purchase commitments from our customers, and if our customers cancel or change their purchase orders, our revenue and operating results could suffer.
Substantially all of our sales to date have been made on a purchase order basis. We generally do not obtain long-term commitments with our customers or commitments for minimum purchases from our customers. Our arrangements with our customers permit our customers to cancel, change or delay their product purchase orders upon specified notice and subject to negotiated limitations. In some cases our customers may cancel purchase orders on relatively short notice to us and without penalty to them. In addition, customers may delay delivery of orders to a subsequent fiscal quarter. Our revenue and operating results could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of our customers, including our larger customers. In the future, our customers may decide to purchase fewer units than they have in the past, may alter their purchasing patterns at any time with limited notice, may change the terms on which they are prepared to do business with us or may decide not to continue to purchase our products at all, any of which could cause our revenue to decline materially and materially harm our business, financial condition and results of operations. Cancellations of, reductions in, or rescheduling of customer orders could also result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses, as a substantial portion of our expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose us to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect our business, financial condition and results of operations.
We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our business, financial condition and results of operations.
Our product sales are primarily generated on the basis of purchase orders with our customers rather than long-term purchase commitments. However, we place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand, which may not materialize. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product development and design. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because some of our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our customer relationships. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory. In addition, the rapid pace of innovation in our industry could also render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, financial condition and results of operations. In contrast, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.
We face intense competition and expect competition to increase in the future. If we fail to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.
The global semiconductor market in general, and the data infrastructure market in particular, are highly competitive. We compete or plan to compete in different target markets to various degrees on the basis of a number of principal competitive factors, including product performance, power budget, features and functionality, customer relationships, size, ease of system design, product roadmap, reputation and reliability, customer support and price. We expect competition to increase and intensify as more and larger competitor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations.
Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our principal competitors with respect to our products include Broadcom Ltd. (Broadcom) and Marvell Technology, Inc. (Marvell) (which recently acquired Inphi Corporation, another competitor of ours) as well as various DAC suppliers. Our principal competitors with respect to IP licensing include Synopsys, Inc. (Synopsys), Cadence Design Systems, Inc. (Cadence) and Alphawave IP Group plc (Alphawave). We expect competition will increase as our market grows, connectivity technology advances and existing competitors improve or expand their product offerings. In addition, new companies could enter our market, creating additional competition in the future.
Our ability to compete successfully depends, in part, on factors that are outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support, government support and other resources, are more established than we are and have significantly better brand recognition and broader product offerings, and may be able to bundle their products to gain market share. This in turn may enable them to better withstand adverse economic or market conditions, such as those caused by the current COVID-19 pandemic, in the future and significantly reduce their pricing so as to compete against us. Our ability to compete successfully will depend on a number of factors, including:
•our ability to define, design and regularly introduce new products and solutions that anticipate the functionality and integration needs of our customers’ next-generation products and applications;

•our ability to build strong and long-lasting relationships with our customers and other industry participants;
•our ability to capitalize on, and prevent losses due to, vertical integration by significant customers;
•our products’ performance, power efficiency and cost-effectiveness relative to those of competing products;
•our ability to achieve design wins;
•the effectiveness and success of our customers’ products utilizing our products or solutions within their competitive end markets;
•our research and development capabilities to provide innovative products and solutions and maintain our product roadmap;
•the strength of our sales and marketing efforts and our brand awareness and reputation;
•our ability to deliver products in large volume on a timely basis at competitive prices;
•our ability to withstand or respond to significant price competition;
•our ability to grow and maintain international operations in a cost-effective manner;
•our ability to obtain, maintain, protect and enforce our intellectual property rights, including obtaining intellectual property rights from third parties that may be necessary to meet the evolving demands of the market;
•our ability to defend against potential patent infringement claims from third parties;
•our ability to promote and support our customers’ incorporation of our products or solutions into their products; and
•our ability to retain high-level talent, including our management team and engineers.
Our competitors may also establish cooperative relationships among themselves or with third-parties or may acquire companies that provide similar products to ours. As a result, new competitors or alliances may emerge that could capture significant market share. Any of these factors, alone or in combination with others, could harm our business, financial condition, and results of operations and result in a loss of market share and an increase in pricing pressure.
Winning business is often subject to lengthy competitive selection processes that require us to incur significant expenditures prior to generating any revenue or without any guarantee of any revenue related to this business. Even if a customer chooses a Credo product for its system and starts to design us into that system, it may decide to cancel or change its plans, which could cause us to lose anticipated revenue from a product. If we fail to generate revenue after incurring substantial expenses to develop our products, it could materially and adversely affect our business, financial condition and results of operations.
We are focused on securing design wins that enable us to sell our products and solutions. We consider a design win to occur when a customer notifies us that it has selected our products or technology to be incorporated into a product or system under development, often as part of a competitive technology review and bid process. While not legally enforceable contractual obligations, we believe design wins are an important step towards the adoption of our products or technologies by a customer, as competition for design wins is a highly selective process and generally results in the customer devoting substantial resources in partnering with us in development. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate limited engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win could prevent us from offering an entire generation of a product to a particular customer. This could cause us to lose revenue and require us to write-off obsolete inventory, and could weaken our position in future competitive selection processes. Further, because of the significant costs associated with qualifying new suppliers, customers are likely to use the same or an enhanced version of semiconductor products from existing suppliers across a number of similar and successor products for a lengthy period of time. As a result, if we fail to secure an initial design win for any of our products to any particular customer, we may lose the opportunity to make future sales of those products to that customer for a significant period of time or at all and experience an associated decline in net sales relating to those products.
Even when we do achieve a design win, we may never generate any revenue despite incurring development expenditures. For example, despite achieving a design win, the customer may determine not to proceed with a contemplated project and cancel the project with little notice to us, resulting in a loss of projected revenue. In addition, even after securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers may take several months or more than a year to evaluate our products and solutions. Our design cycle from initial engagement to volume shipment is typically two to three years.
The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans or adopt a competing design from one of our competitors, which could cause us to lose anticipated revenue if we continue development but are unable to secure a new design win. Any delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense without generating any revenue. Moreover, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations.
Because of our extended sales cycle, our revenue in future years is highly dependent on design wins we are awarded in prior years. It is typical that a design win will not result in meaningful revenue until one or more years later, if at all. If we do not continue to achieve design wins in the short term, our revenue in the following years will deteriorate.
Further, a significant portion of our revenue in any period may depend on a single product design win with a large customer. As a result, the loss of any key design win or any significant delay in the ramp of volume production of the customer’s products for which our product is designed could adversely affect our business, financial condition and results of operations. We may not be able to maintain sales to our key customers or continue to secure key design wins for a variety of reasons, and our customers can stop incorporating our products into their data infrastructure or product offerings with limited notice to us and suffer little or no penalty.
If we fail to anticipate or respond to technological shifts or market demands, or to timely develop new or enhanced products or technologies in response to the same, it could result in decreased revenue and the loss of design wins to our competitors. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. As a result, if we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position would be harmed.
We may experience difficulties demonstrating the value to customers of newer solutions if they believe existing solutions are adequate to meet end customer expectations. If we are unable to sell new generations of our product, our business would be harmed.
As we develop and introduce new products and solutions, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products or solutions into their product offerings, particularly if they believe their customers are satisfied with prior offerings. Regardless of the improved features or superior performance of the newer products or solutions, customers may be unwilling to adopt our new products or solutions due to design or pricing constraints, among other reasons. Because of the extensive time and resources that we invest in developing new products and solutions, if we are unable to sell new generations of our products or solutions, our revenue could decline and our business, financial condition, and results of operations would be negatively affected.
Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, our business and operating results would suffer.
Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third party contractors’ manufacturing process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products to the customer may be precluded or delayed, which may impede our growth and materially and adversely affect our business, financial condition and results of operations.
The success of our products is dependent in part on our customers’ ability to develop products that achieve market acceptance, and our customers’ failure to do so could negatively affect our business.
The success of our products is heavily dependent on the timely introduction, quality and market acceptance of our customers’ products incorporating our products, which are impacted by factors beyond our control. Our customers’ products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We have in the past been subject to delays and project cancellations as a result of design flaws in the products developed by our customers, changing market requirements, such as the customer adding a new feature, or because a customer’s product fails their end customer’s evaluation or field trial. In other cases, customer products are delayed due to incompatible deliverables from other vendors. We incur significant design and development costs in connection with designing our products for customers’ products that may not ultimately achieve market acceptance. If our customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials or incompatible deliverables from other vendors, they may delay, change or cancel a project, and we may have incurred significant additional development costs and may not be able to recoup our costs, which in turn would adversely affect our business, financial condition and results of operations.
The complexity of our products could result in undetected defects and we may be subject to warranty claims and product liability, which could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, our product liability insurance may not adequately cover our costs arising from product defects or otherwise.
Highly complex products such as ours may contain defects, errors and bugs when they are first introduced or as new versions are released. We have in the past and may in the future experience these defects, errors and bugs. If any of our solutions have reliability, quality or compatibility problems, we may not be able to successfully correct these problems in a timely manner or at all. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions of our products are released, we may be unable to timely correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers, and could adversely affect our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others.
Generally, we attempt to limit our liability to the replacement of the part or to the revenue received for the product through our negotiated agreements, as well as our standard terms and conditions, but these limitations on liability may not be effective or sufficient in scope in all cases. If a customer’s equipment fails in use, the customer may incur significant monetary damages including an equipment recall or associated replacement expenses, as well as lost revenue. The customer may claim that a defect in our products caused the equipment failure and assert a claim against us to recover monetary damages. The process of identifying a defective or potentially defective product in systems that have been widely distributed may be lengthy and require significant resources, and may divert the attention of our engineering personnel from our product development efforts. We may test the affected product to determine the root cause of the problem and to determine appropriate solutions. We may find an appropriate solution or a temporary fix while a permanent solution is being determined. If we are unable to determine the root cause, find an appropriate solution or offer a temporary fix, we may delay shipment to customers. As a result, we may incur significant replacement costs, customers may bring contract damage claims and our reputation may be harmed. In certain situations, we may incur costs or expenses related to a recall of one of our products in order to avoid the potential claims due to a design or manufacturing process defect. Defects in our products could harm our relationships with our customers and damage our reputation. Customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, the cost of defending these claims and satisfying any arbitration award or judicial judgment with respect to these claims could harm our business prospects and financial condition. Although we carry product liability insurance, we cannot be sure that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance or that we will have sufficient resources to satisfy any asserted claims arising from defects in our products or otherwise.
If we fail to accurately anticipate and respond to market trends and changing industry standards, or if we fail to develop and introduce new or enhanced products to address these trends or prevailing industry standards on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.
We operate in industries characterized by rapidly changing technologies and industry standards as well as technological obsolescence. We have developed products that may have long product life cycles of seven years or more. We believe that our future success depends on our ability to develop and introduce new technologies and products that generate new sources of revenue to replace, or build upon, existing product revenue streams that may be dependent upon limited product life cycles. If we are not able to repeatedly introduce, in successive years, new products that ship in volume, our revenue will likely not grow and may decline significantly and rapidly.
To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability while meeting industry standards and the cost expectations of our customers. The introduction of new products by our competitors, the delay or cancellation of a system or platform for which any of our products are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive from a pricing standpoint, obsolete and otherwise unmarketable. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts or changes in industry standards could result in decreased revenue and our competitors achieving design wins over us. In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Due to the interdependence of various components in the systems within which our products and the products of our competitors operate, customers are unlikely to change to another design, once adopted, until the next generation of a technology. Moreover, products for our target markets are based on industry standards that are continually evolving, and industry standards are often developed and promoted by larger companies who are industry leaders and provide other components of the systems in which our products are incorporated. If larger companies do not support the same industry standards that we do, or if competing standards emerge, it could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain customers. As a result, if we fail to introduce new or enhanced products that meet prevailing industry standards and the needs of our customers or penetrate new markets in a timely fashion, and our designs do not gain acceptance, we will lose market share and our competitive position, potentially on an extended basis, and our operating results will be adversely affected. Our pursuit of necessary technological advances will also require substantial time and expense.
We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products and our reputation. Our revenue and operating results would suffer if these third parties fail to deliver products or components in a timely manner and at reasonable cost or if manufacturing capacity is reduced or eliminated, as we may be unable to obtain alternative manufacturing capacity.
We operate an outsourced manufacturing business model. As a result, we rely on third-party foundry wafer fabrication and assembly and test capacity. We currently outsource all of our IC manufacturing to Taiwan Semiconductor Manufacturing Company Limited (TSMC), with the remaining assembly and testing processes outsourced to other subcontractors primarily in Asia. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amkor Technology Inc. (Amkor), Advanced Semiconductor Engineering, Inc. (ASE), King Yuan Electronics Company (KYEC) and TeraPower Technology Inc. for our IC products, and BizLink Technology, Inc. (BizLink) and Cheng Ui Precision Industry (Foxlink) for our AEC products.
Relying on third-party manufacturing, assembly and testing presents significant risks to us, including the following:
•failure by us, our customers or their end customers to qualify a selected supplier;
•capacity shortages during periods of high demand;
•reduced control over delivery schedules and quality;
•shortages of materials;
•third parties infringing, misappropriating or otherwise violating our intellectual property rights;
•impairment of the operation or security of our products if errors or other defects occur in the third-party technologies we use, and difficulties correcting such errors or defects because the development and maintenance of those technologies is not within our control;
•limited warranties on wafers or products supplied to us; and
•potential increases in prices or reduced yields.
The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, if that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to a general decline in the semiconductor or electrical cable industry, or any of those facilities are unable to keep pace with the growth of our business, we could have difficulties fulfilling our customer orders and our revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, which could materially and adversely affect our business, financial condition and results of operations.
We do not generally have long-term contracts with our suppliers and substantially all of our purchases are on a purchase order basis. Suppliers may extend lead times, limit supplies, place products on allocation or increase prices due to commodity price increases, capacity constraints or other factors that could lead to interruption of supply or increased demand in the industry. For example, the COVID-19 pandemic, trade sanctions and other factors have led to worldwide supply constraints, including with respect to wafers and substrates. Additionally, the supply of these materials may be negatively impacted by increased trade tensions between the U.S. and its trading partners, particularly the PRC. Moreover, in August 2021, TSMC began informing its customers that it plans to increase the prices of its most advanced chips by roughly 10% and its less advanced chips by up to 20%, effective in late 2021 or early 2022 as a result of a global supply shortage that began in 2020. In the event that we cannot timely obtain sufficient quantities of materials or at reasonable prices, the quality of the material deteriorates or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted.
Additionally, as our fabrication and assembly and test contractors are located in the Pacific Rim region, principally in Taiwan, our manufacturing capacity may be similarly reduced or eliminated due to natural disasters, including earthquakes, drought, typhoons, political unrest, trade restrictions, war, labor strikes, work stoppages or public health crises, such as the COVID-19 pandemic. This could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or testing from the affected contractor to another third-party vendor. There can be no assurance that alternative manufacturing capacity could be obtained on favorable terms, if at all.
We generally do not maintain long-term supply contracts with TSMC, or our other third-party manufacturers or other suppliers, and any disruption in our supply of products or materials could have a material adverse effect on our business, financial condition and results of operations.
Except for our agreement with BizLink for the manufacture of certain AEC products, we do not maintain long-term supply contracts with TSMC or generally with any of our third-party contract manufacturers or other suppliers. We make substantially all of our purchases on a purchase order basis. Our suppliers are not typically required to supply us products for any specific period or in any specific quantity, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. We expect that it would take approximately 9 to 12 months to transition from our current foundry or assembly services to new providers. Such a transition would likely result in increased production costs and require a qualification process by our customers or their end customers. Neither TSMC, BizLink nor our third-party manufacturers or other suppliers have provided contractual assurances to us that adequate capacity will be available to us to meet our anticipated future demand for our solutions. We generally place orders for products with some of our suppliers several months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. If we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from TSMC or our other third-party manufacturers or suppliers to meet our customers’ delivery requirements, or we may accumulate excess inventories. Moreover, even if we accurately forecast demand for our products, we cannot be sure that TSMC or our other third-party manufacturers or suppliers will allocate sufficient capacity to satisfy our requirements.
TSMC and our assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with TSMC or our assembly and test vendors may cause TSMC or our assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility and be on terms that are not favorable to us. Moreover, even if we are able to secure committed foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. To date, we have not entered into such arrangements with TSMC or our assembly and test suppliers. If we need another foundry or assembly and test subcontractor because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost effectively and quickly retain other vendors to satisfy our requirements.
For example, due to the COVID-19 pandemic, we have experienced some supply constraints, including with respect to wafers and substrates. Additionally, the supply of these materials may be negatively impacted by increased tensions between the United States and its trading partners, particularly the PRC. For example, Huawei Technologies Co. Ltd. (Huawei), as well as many of its suppliers, have significantly increased their wafer orders from TSMC due to U.S. export restrictions on sales to Huawei. This has caused, and may continue to cause, some dislocations in the semiconductor supply chain which may result in reduced capacity available to us. In the event that we cannot timely obtain sufficient quantities of materials or at reasonable prices, the quality of the material deteriorates or we are not able to pass on higher materials or energy costs to our customers, our business, financial condition and results of operations could be adversely impacted.
We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.
We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner or at all, and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all. The operation or security of our products could be impaired if errors or other defects occur in the third-party technologies we use, and it may be more difficult for us to correct any such errors and defects in a timely manner, if at all, because the development and maintenance of these technologies is not within our control. Any impairment of the technologies or of our relationship with these third parties could harm our business.
We rely on our relationships with industry and technology leaders to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.
We develop many of our products for applications in systems that are driven by industry and technology leaders in the data infrastructure market. We also work with customers, system manufacturers and standards bodies to define industry conventions and standards within our target markets. We believe these relationships enhance our ability to achieve market acceptance and widespread adoption of our products. If we are unable to continue to develop or maintain these relationships, our products and solutions would become less desirable to our customers, our sales would suffer and our competitive position could be harmed.

Average selling prices of our products generally decrease over time, which could negatively impact our revenue and gross margins.
Average selling prices of semiconductor products in the markets we serve have historically decreased over time, and we expect such declines to occur for our products over time. Accordingly, if competition increases in our target markets, we may need to reduce the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. Our gross margins and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross margins, or increasing our sales volumes.
We seek to offset the anticipated reductions in our average selling prices by reducing the cost of our products through improvements in manufacturing yields and lower wafer, assembly and testing costs, developing new products, enhancing lower-cost products on a timely basis and increasing unit sales. Because we do not operate our own manufacturing or assembly facilities or most of our testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could further reduce our gross margins. We rely primarily on obtaining yield improvements and volume-based cost reductions to drive cost reductions in the manufacture of existing products, introducing new products that incorporate advanced features and optimize die size and other price and performance factors that enable us to increase revenue while maintaining gross margins. To the extent that such cost reductions or revenue increases do not occur at a sufficient level and in a timely manner, our business, financial condition and results of operations could be adversely affected. If we are unable to offset these anticipated reductions in our average selling prices, our business, financial condition and results of operations could be negatively affected.
Our gross margins may fluctuate due to a variety of factors, which could negatively impact our results of operations and our financial condition.
Our gross margins may fluctuate due to a number of factors, including customer and product mix, revenue mix between various offerings, market acceptance of our new products, timing and seasonality of end-market demand, yield, wafer pricing, packaging and testing costs, competitive pricing dynamics and geographic and market pricing strategies.
To attract new customers or retain existing customers, we have in the past and will in the future offer certain customers favorable prices, which would decrease our average selling prices and likely impact gross margins. Further, we may also offer pricing incentives to our customers on earlier generations of products that inherently have a higher cost structure, which would negatively affect our gross margins. In addition, in the event our customers, including our larger customers, exert more pressure with respect to pricing and other terms with us, it could put downward pressure on our margins. In addition, in connection with the significant increase in semiconductor IC demand as a consequence of increases in demand resulting from the COVID-19 pandemic, the cost of certain materials used to manufacture our products, including for semiconductor wafers, has increased as demand has outpaced supply.
In addition, we maintain an inventory of our products at various stages of production and in finished good inventory. We hold these inventories in anticipation of customer orders. If those customer orders do not materialize in a timely manner, we may have excess or obsolete inventory which we would have to reserve or write-down, and our gross margins would be adversely affected.
The ongoing COVID-19 pandemic has disrupted and will likely continue to disrupt normal business activity and may adversely impact our operations and financial results.
The global spread of COVID-19 and the efforts to control it have disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted, and will likely continue to impact, our workforce and operations, and those of our customers, contract manufacturers, suppliers and logistics providers.
Although transmission rates have shown signs of slowing at various points during the course of the pandemic, and the roll-out of vaccines and other therapeutic treatments are anticipated to lessen the severity of the pandemic in the coming months and years, considerable uncertainty regarding the economic impact of the COVID-19 pandemic is likely to result in sustained market turmoil and severe global economic disruption. In addition, although a number of vaccines have been introduced in recent months, distribution globally and within countries has been uneven and there remains significant uncertainty whether or how quickly they will support lifting of governmental and social measures and anticipated return of economic growth in the future. We have experienced, and expect to continue to experience, some disruptions to parts of our global semiconductor supply chain, including procuring necessary components and inputs, such as wafers and substrates, in a timely fashion, with suppliers increasing lead times or placing products on allocation and raising prices. In addition, disruptions to commercial transportation infrastructure have increased delivery times for materials and component, transfers of our products to our key suppliers and, in some cases, could affect our ability to timely ship our products to customers. As a result of these supply chain disruptions, we may be required to increase customer order lead times and place some products on allocation. These factors may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products, which may adversely affect our relationships with our customers.
In addition, in response to governmental directives and recommended safety measures, we modified our workplace practices globally, which has resulted in many of our employees working remotely for extended periods of time. Working remotely for extended periods may reduce our employees’ efficiency and productivity, which may cause product development delays, hamper new product innovation and have other unforeseen adverse effects on our business. While we have implemented a phased-in return of employees to some of our facilities, we may need to modify our business practices in a manner that may adversely impact our business. While we have implemented personal safety measures at all of our facilities where our employees are working onsite, any actions we take may not be sufficient to mitigate the risk of infection.
Continuation of governmental restrictions, continued spread of the virus (including the emergence of vaccine-resistant variants) or prolonged disruption in global markets may result in:
•a global economic recession or depression that could significantly reduce demand and/or prices for our products;
•reduced productivity in our product development, operations, marketing, sales, and other activities, and delays in the delivery of our products;
•disruptions to our supply chain;
•disruptions in the qualification and testing of our products in our customers’ systems;
•increased costs resulting from individuals working from home or from our efforts to mitigate the impact of the COVID-19 pandemic;
•reduced access to financing to fund our operations due to a deterioration of credit and financial markets; or
•higher rate of losses on our accounts receivables due to credit defaults.
The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our business, the overall demand for our products and the related financial impact, as well as any similar disruptions that may result from any future pandemic, epidemic or other outbreak of infectious disease, will depend on future developments, which are highly uncertain and cannot be predicted. In addition, given the inherent uncertainty surrounding COVID-19 due to rapidly changing governmental directives, public health challenges and economic disruption, the potential impact that the COVID-19 pandemic could have on the other risk factors described in this “Risk Factors” section remains unclear.
Our ability to receive timely payments from, or the deterioration of the financial conditions of, our customers, could adversely affect our operating results.
Our ability to receive timely payments from, or the deterioration of the financial condition of, our customers could adversely impact our collection of accounts receivable, and, as a result, our revenue. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for doubtful accounts. Based on our review of our customers, we had no reserve for doubtful accounts as of April 30, 2020 and 2021. If our doubtful accounts were to exceed our current or future allowance for doubtful accounts, our business, financial condition and results of operations would be adversely affected.
We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.
We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our ordinary shares. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products or solutions, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our business, financial condition and results of operations.
We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business, financial condition and results of operations.
To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies.
If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new or improved products or solutions, and we may fail to satisfy customer product or support requirements, maintain the quality of our products or solutions, execute our business plan or respond to competitive pressures, any of which could negatively affect our business, financial condition, and results of operations.

If TSMC or any of the other manufacturers with which we contract, or any additional foundries with which we may contract in the future, do not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.
We depend on satisfactory wafer foundry manufacturing capacity, wafer prices and production yields, as well as timely wafer delivery to meet customer demand and enable us to maintain gross margins. The fabrication of our products is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. Our IC foundry vendor, TSMC, other manufacturers with which we contract and any foundries we may employ in the future may experience manufacturing defects and reduced manufacturing yields from time to time. If these vendors were to extend lead times, limit supplies or the types of capacity we require, or increase prices due to capacity constraints or other factors, our revenue and gross margin may materially decline. For example, in August 2021, TSMC began informing its customers that it plans to increase the prices of its most advanced chips by roughly 10% and its less advanced chips by up to 20%, effective in late 2021 or early 2022, as a result of a global supply shortage that began in 2020. Further, any new foundry vendors we employ may present additional and unexpected manufacturing challenges that could require significant management time and focus. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by the foundries that we employ could result in lower than anticipated production yields or unacceptable performance of our devices. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time-consuming and expensive to correct. Poor production yields from the foundries that we employ, or defects, integration issues or other performance problems in our solutions could significantly harm our customer relationships and financial results, and give rise to financial or other damages to our customers. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend.
Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and typically increase as we bring the product to full production. Our business model includes the assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields will have a direct effect on our gross margin and profitability. The difficulty of accurately forecasting manufacturing yields and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the increasing process complexity of manufacturing semiconductor products.
While we currently use distributors to only a limited extent to assist in selling our products, we may choose to rely on distributors in the future. If we fail to retain any distributors upon which we rely in the future, or if any of these parties fail to perform as expected, it could reduce our future sales.
While we currently use distributors to only a limited extent to assist in selling our products, we may choose to rely on distributors in the future. To the extent we rely on distributors in the future, we would be unable to predict the extent to which these distributors will be successful in marketing and selling our products. Moreover, many of these distributors would also be likely to market and sell competing products, which may affect the extent to which they would promote our products. Even where our relationships are formalized in contracts, any such distributors would likely have the right to terminate their relationships with us at any time. Our future performance may also depend, in part, on our ability to attract distributors who would be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we choose to rely on distributors in the future, and cannot retain any such distributors or find replacement distributors, our business, financial condition and results of operations could be harmed. Moreover, because we would not control the sales representatives and other employees of any such distributors, any actions by the sales representatives and other employees of such distributors that do not comply with our sales process or priorities or applicable regulatory requirements could harm the reputation of our company or our products, result in legal liability to us or result in sales that are below our expectations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse effect on our results of operations and financial condition.
We are subject to a variety of international laws and regulations relating to the use, disposal, clean-up of and human exposure to hazardous materials. Compliance with environmental, health and safety requirements could, among other things, require us to modify our manufacturing processes, restrict our ability to expand our facilities or require us to acquire pollution control equipment, all of which can be very costly. Any failure by us to comply with such requirements could result in the limitation or suspension of the manufacture of our products and could result in litigation against us and the payment of significant fines and damages by us in the event of a significant adverse judgment. In addition, complying with any cleanup or remediation obligations for which we are or become responsible could be costly and have a material adverse effect on our business, financial condition and results of operations.
Changing requirements relating to the materials composition of our semiconductor products, including the restrictions on lead and certain other substances in electronic products sold in various countries, including the United States, the PRC and Japan, and in the European Union, increase the complexity and costs of our product design and procurement operations and may require us to re-engineer our products. Such re-engineering may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations. We may also experience claims from employees from time to time with regard to exposure to hazardous materials or other workplace related environmental claims.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of the        . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.
In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                  .
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our first annual report filed with the SEC where we are an accelerated filer or a large accelerated filer, which will not occur until at least our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our ordinary shares.
There is a risk that we will be a passive foreign investment company for the current or any future taxable year, which generally would result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.
In general, a non-U.S. corporation is a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the manner in which we currently conduct our business, our current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill, which is based on the expected price of our ordinary shares), we do not expect to be a PFIC for our current taxable year. However, our PFIC status is an annual determination that may change. If we were a PFIC for any taxable year during which a U.S. taxpayer held ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain distributions and additional reporting requirements. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a United States person is treated as owning 10% or more of our outstanding equity, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our outstanding equity, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group. Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property, regardless of whether we make any distributions to the United States shareholder. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We are not required to assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or our non U.S. subsidiaries or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.
We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of income tax we pay is subject to ongoing audits by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, financial condition and results of operations.
Risks Related to Our Industry
Our target customer and product markets may not grow or develop as we currently expect, and if we fail to penetrate new markets and scale successfully within those markets, our business, financial condition and results of operations would be harmed.
Within the data infrastructure industry, our target markets include the networking OEMs, optical module OEMs, hyperscalers, 5G communications (5G), IoT, HPC and artificial intelligence markets. Any deterioration in our target customer or product markets or reduction in capital spending to support these markets could lead to a reduction in demand for our products, which would adversely affect our business, financial condition and results of operations. Further, these markets are relatively new and still developing, and if our target customer markets do not grow or develop in ways that we currently expect, demand for our products and solutions may not materialize as expected, which would also negatively impact our business, financial condition and results of operations.
We may be unable to predict the timing or development of trends in our target markets with any accuracy. If we fail to accurately predict market requirements or market demand for these products and solutions, our business will suffer. A market shift towards an industry standard that we may not support could significantly decrease the demand for our products and solutions.

Our future revenue growth, if any, will depend in part on our ability to expand within our existing markets, our ability to continue to penetrate emerging markets, such as the 5G market, and our ability to enter into new markets. Each of these markets presents distinct and substantial challenges and risks and, in many cases, requires us to develop new customized solutions to address the particular requirements of that market. Meeting the technical requirements and securing design wins in any of these new markets will require a substantial investment of our time and resources. We cannot assure you that we will secure design wins from these or other new markets, or that we will achieve meaningful revenue from sales in these markets. If any of these markets do not develop as we currently anticipate or if we are unable to penetrate them and scale in them successfully, our revenue may not increase or could decline.
If sufficient market demand for 100G/200G/400G/800G solutions does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for 100G/200G/400G/800G solutions, our business, competitive position and operating results would suffer.
We are currently investing significant resources to develop semiconductor solutions supporting 100G/200G/400G/800G data transmission rates in order to increase the number of such solutions in our product line. If we fail to accurately predict market requirements or market demand for 100G/200G/400G/800G semiconductor solutions, or if our 100G/200G/400G/800G semiconductor solutions are not successfully developed or competitive in the industry, our business will suffer. If 100G/200G/400G/800G networks are deployed to a lesser extent or more slowly than we currently anticipate, we may not realize any benefits from our investment. As a result, our business, financial condition and results of operations would suffer.
Our business is dependent on capital expenditures by data centers and service providers, and any downturn that they experience could negatively impact our business.
Our business depends on continued capital expenditures by data center service providers and is subject to the cyclicality of such expenditures. If the demand for our customers’ products declines or fails to increase, as a result of lower capital expenditures by service providers or any other factors, demand for our products will be similarly affected. Global economic downturns have caused in the past, and may cause in the future, a significant reduction in capital spending on data infrastructure equipment, which could materially and adversely affect our business, financial condition and results of operations.
We may be unable to make the substantial and productive research and development investments, which are required for our business to remain competitive.
The data infrastructure industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Our products originated with our research and development efforts and have provided us with a significant competitive advantage. Our research and development expenses were $34.8 million for fiscal 2021 and $9.7 million for the three months ended July 31, 2021. We are committed to investing in new product development in order to remain competitive in our target markets. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, there is no assurance that the technologies which are the focus of our research and development expenditures will become commercially successful. Increased investments in research and development or unsuccessful research and development efforts could cause our cost structure to fall out of alignment with demand for our products, which would have a negative impact on our financial results.
Raw material price fluctuations can increase the cost of our products, impact our ability to meet customer commitments, and may adversely affect our business, financial condition and results of operations.
The cost of raw materials is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, suppliers, productivity actions or through commodity hedges could adversely affect our business, financial condition and results of operations. Many major components, product equipment items and raw materials are procured or subcontracted on a single or sole-source basis. Although we maintain a qualification and performance surveillance process and we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under our contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to our customer relationships.
Furthermore, increases in the price of silicon wafers, copper cables, printed circuit boards (PCBs), testing costs and commodities, which may result in increased production costs, mainly assembly and packaging costs, may result in a decrease in our gross margins. Moreover, our suppliers may pass the increase in raw materials and commodity costs onto us, which would further reduce the gross margin of our products. In addition, as we are a fabless company, global market trends such as a shortage of capacity to fulfill our fabrication needs also may increase our raw material costs and thus decrease our gross margin.
We are subject to the cyclical nature of the semiconductor industry, which has suffered and may suffer from future recessionary downturns.
The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, frequent new product introductions and wide fluctuations in product supply and demand. The industry has experienced significant downturns during recent global recessions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could negatively impact our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products. Neither our third-party foundry nor our assembly contractors has provided assurances that adequate capacity will be available to us in the future.
Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may make our supply chain more complex and may adversely affect our relationships with customers and investors.
There is an increasing focus on corporate social and environmental responsibility in the semiconductor industry. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate social and environmental policies, practices and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. If we are unable to comply, or are unable to cause our suppliers to comply, with such policies or provisions or meet the requirements of our customers and our investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations.
In addition, as part of their corporate social and environmental responsibility programs, an increasing number of OEMs are seeking to source products that do not contain minerals sourced from areas where proceeds from the sale of such minerals are likely to be used to fund armed conflicts, such as in the Democratic Republic of Congo. This could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of semiconductor devices, including our products. As a result, we may face difficulties in satisfying these customers’ demands, which may harm our sales and operating results.

Industry consolidation may lead to increased competition and may harm our operating results.
There has been a trend toward industry consolidation in our markets for several years, including the recent acquisition of Inphi Corporation by Marvell, two of our competitors. We expect this trend to continue as companies attempt to improve the leverage of growing research and development costs, strengthen or hold their market positions in an evolving industry or are unable to continue operations. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in our operating results and could have a material adverse effect on our business, operating results and financial condition.
Risks Related to Our International Operations
Our business, financial condition and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.
We outsource the fabrication and assembly of all of our products to third parties that are primarily located in Asia. In addition, we conduct research and development activities in the United States, mainland China, Taiwan and Hong Kong. We also conduct marketing and administrative functions in the United States and mainland China. In addition, members of our sales force are located in the United States, mainland China, Taiwan, Japan, and Canada. Accordingly, our business and operating results are impacted by worldwide economic conditions. Uncertainty about current global economic conditions may cause businesses to postpone spending in response to tighter credit, unemployment or negative financial news. This in turn could have a material adverse effect on the demand for our products or the systems into which our products are incorporated. Multiple factors relating to our international operations and to particular countries in which we operate could negatively impact our business, financial condition and results of operations. These factors include:
•complexity and costs of managing international operations, including manufacturing, assembly and testing of our products and associated costs;
•compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;
•reduced protection of intellectual property rights and heightened exposure to intellectual property theft;
•trade and foreign exchange restrictions and higher tariffs, including the ongoing trade tensions between the United States and the PRC that has resulted in higher tariffs on certain semiconductor products;
•timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;
•restrictions imposed by the U.S. government or foreign governments on our ability to do business with certain companies or in certain countries as a result of international political conflicts or the COVID-19 pandemic, and the complexity of complying with those restrictions;
•transportation delays and other consequences of limited local infrastructure, and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;
•difficulties in staffing international operations;
•changes in immigration policies which may impact our ability to hire personnel;

•local business and cultural factors that differ from our normal standards and practices;
•differing employment practices and labor relations;
•heightened risk of terrorist acts, civil disturbances or political instability;
•regional health issues and the impact of public health epidemics on employees and the global economy, such as the worldwide COVID-19 pandemic;
•power outages and natural disasters;
•changes in political, regulatory legal or economic conditions;
•disruptions of capital and trading markets; and
•difficulty in obtaining distribution and support.
These risks could harm our international operations, delay new product releases, increase our operating costs and hinder our ability to grow our operations and business and, consequently, our business, financial condition and results of operations could suffer. For example, we rely on TSMC in Taiwan as the foundry for all of our semiconductor products. If political tensions between the PRC and Taiwan were to increase, it could disrupt our business.
Our global operations expose us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.
We service our customers around the world. We are subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy, labor relations, wages and severance, and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of the PRC or Taiwan, where we have significant operations, and jurisdictions where we seek to expand. U.S. laws could also directly conflict with PRC laws, forcing businesses to choose between compliance with conflicting legal regimes. For example, in January 2021, the Ministry of Commerce of the People’s Republic of China (MOFCOM) issued MOFCOM Order No. 1 of 2021 on Rules Counteracting Unjustified Extraterritorial Application of Foreign Legislation and Other Measures (Order No. 1). MOFCOM’s Order No. 1 established a blocking regime aimed at counteracting the impact of foreign sanctions on Chinese persons and entities. It allows MOFCOM to prohibit Chinese persons and entities from complying with identified foreign laws and creates a private right of action for Chinese entities and persons affected by those laws to seek damages. Order No. 1 will become operational once the Chinese government identifies the specific extraterritorial legislation and other measures to which it applies. These measures could include U.S. export controls and sanctions. We also may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us.
In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Changes in tax laws in some jurisdictions may also have a retroactive effect and we may be found to have paid less tax than required in such regions. Compliance with diverse legal requirements is costly, time consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, and allegations by our customers that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could adversely affect us.
We generated 0.3% of our revenue in mainland China in fiscal year 2021, and 3.8% of our assets (by book value) were held in mainland China as of April 30, 2021. Our operations in mainland China are governed by the PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. In addition, any new PRC laws or changes in PRC laws and regulations related to, among other things, foreign investment and manufacturing in the PRC could have a material adverse effect on our business and our ability to operate our business in mainland China.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. These uncertainties may impede our ability to enforce contracts in the PRC and could materially and adversely affect our business and results of operations.
Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business, and impede our ability to continue our operations in mainland China and proceed with our future business plans in mainland China.
The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries; such oversight could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline.
The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries and may intervene or influence our operations in mainland China at any time as the PRC government deems appropriate to further regulatory, political and societal goals, which may potentially result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affect certain industries other than ours, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. We understand that under the current PRC laws, regulations and rules, the CSRC’s approval are not required for the listing and trading of the securities on the Nasdaq in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our company is not controlled by PRC companies or individuals, and (iii) we have established our PRC subsidiaries by means of direct investment and not by acquisitions. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement.
Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (“Opinions”), which call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. The PRC government has indicated that it may exert more control or influence over offerings of securities conducted overseas. If the PRC authorities attempt to exercise such control or influence through regulation over our PRC subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our results of operations and financial condition. Moreover, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
Based on our understanding of the current PRC laws and regulations, our company and PRC subsidiaries are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities including the CSRC for consummating this offering, and as of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would agree with our interpretation of the laws and regulations, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or adopt new interpretation of existing rules that would require us to obtain CSRC or other PRC governmental approvals for this offering.
Currently, under the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), Hong Kong is self-governed by its own government under the PRC framework of "one country two systems" with a high degree of autonomy under its local constitution. Apart from laws listed in Annex 3 to the Basic Law, which deal with nationality, foreign affairs, national defense and national security matters, PRC laws do not apply to Hong Kong. We cannot assure you, however, that the PRC will maintain the “one country two systems” framework, and the PRC government may seek to further influence the business conduct of entities organized under the laws of Hong Kong, including our Hong Kong subsidiaries. If the PRC government were to enact laws and regulations in the future that resulted in significant oversight or other restrictions on the conduct of the business of our Hong Kong subsidiaries, it could materially and adversely affect our business and results of operations.
We are subject to economic sanctions, export control and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.
Due to the nature of our products and underlying technology, as well as the location of our research and development activities, supply chain and shipment facilities, we do not believe that any of our current products are subject to the U.S. Department of Commerce’s Export Administration Regulations (EAR) by reason of their origin, or the application of the general de minimis rule, or the general foreign-produced direct product rule of the EAR, although there can be no assurance that applicable regulatory agencies would agree with our conclusions or that our products will not become “subject to the EAR” in the future. We are also subject to economic and trade sanctions regulations administered by the U.S. Treasury

Department’s Office of Foreign Assets Controls. The export or reexport of products “subject to the EAR” could require export authorizations, including by license, a license exception, or other appropriate government authorizations and conditions, including annual or semi-annual reporting. Export control and economic sanctions laws also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons, and entities. These laws, are complex, may change frequently and with limited notice, have generally become more stringent and have intensified over time, especially in light of ongoing trade tensions with the PRC. We may be required to incur significant expense to comply with, or to remedy violations of, these regulations.
For example, we sell to markets in Asia where multiple companies have been added to the Entity List or the EAR’s Military End User List in recent periods, resulting in license requirements for or, in some instances, the prohibition of, exports of items subject to control under the EAR to those entities. Although we have taken precautions to prevent our products from being provided in violation of export control regulations, and are in the process of further enhancing our policies and procedures relating to export control compliance, in 2020 we inadvertently provided three evaluation boards of nominal value to two customers without required export licenses in apparent violation of U.S. export control regulations. In June 2021, we submitted to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) a final voluntary self-disclosure concerning these apparent violations. On September 16, 2021, BIS closed the matter with the issuance of a warning letter. Although BIS declined to prosecute or sanction us, if we were to violate the EAR in the future, the matter could be reopened or taken into consideration when investigating future matters, and we may be subject to criminal prosecution or administrative sanctions. While we believe that we have remedied the deficiencies that resulted in the apparent violations through additional training, system enhancements and enhanced export controls, we cannot assure you that our policies and procedures relating to export control compliance will prevent violations in the future. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets or otherwise.
In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and solutions or could limit our users’ ability to access our products and solutions in those countries. Changes in our products and solutions, or future changes in the export and import control regulations of the United States or other countries, may prevent our users with international operations from utilizing our products and solutions globally or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. For example, in May 2019, MOFCOM announced the establishment of the Unreliable Entity List, a Chinese framework for economic sanctions that could restrict or prohibit China-related export or import activities for listed entities, among other measures. In September 2020, MOFCOM issued the Regulations on Unreliable Entity List, setting out principles for administration of the Unreliable Entity List framework. Any future change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products and solutions by, or in our decreased ability to export or sell products and solutions to, existing or potential customers with international operations. Any decreased use of our products or solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations.
We cannot predict whether any material suits, claims or investigations relating to these laws may arise in the future. Regardless of the outcome of any future actions, claims or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition and results of operations.

We face significant political risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and mainland China, that could negatively affect the trading price of the ordinary shares.
We conduct a portion of our business in Taiwan, and our Taiwanese suppliers are critical within our supply chain. Accordingly, our business, financial condition and results of operations and the market price of our ordinary shares may be affected by changes in governmental policies, taxation, inflation or interest rates in Taiwan and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The PRC claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between Taiwan and the PRC in the past few years, such as the adoption of the Economic Cooperation Framework Agreement and memorandum regarding cross-strait financial supervision, we cannot assure you that relations between Taiwan and PRC will not become strained again. For example, the PRC government has refused to renounce the use of military force to gain control over Taiwan and, in March 2005, passed an Anti-Secession Law that authorized non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between Taiwan and the PRC have on occasion depressed the market prices of the securities of companies doing business in Taiwan. Such initiatives and actions are commonly viewed as having a detrimental effect to reunification efforts between Taiwan and the PRC. Relations between Taiwan and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our ordinary shares.
We could be adversely affected by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.
We operate in a number of countries throughout the world. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the U.S. Foreign Corrupt Practices Act of 1977 (FCPA). In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent, thereby increasing the risk of potential FCPA violations. Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, results of operations or financial condition. In addition, we have internal ethics policies that we require our employees to comply with in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could be substantially harmed.
Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.
Our sales have been historically denominated in U.S. dollars and, in mainland China, the Renminbi. An increase in the value of the U.S. dollar or of the Renminbi relative to the currencies of the countries in which our customers operate could impair the ability of our customers to cost-effectively purchase or integrate our solutions into their product offerings, which may materially affect the demand for our products or solutions and cause these customers to reduce their orders, which in turn would adversely affect our business, financial condition and results of operations. If we increase operations in other currencies in the future, we may experience further foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar and the Renminbi. Certain of our employees are located in Hong Kong and Taiwan. Accordingly, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar and the Renminbi. Our results of operations are denominated in U.S. dollars, and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations.
We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our operating results
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in mainland China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly owned subsidiaries in the PRC. Any loans to our wholly owned subsidiaries in mainland China, which are treated as foreign invested enterprises under PRC law, are subject to foreign exchange loan registrations, and cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such enterprise or the upper limit calculated based on a statutory formula. In addition, a foreign-invested enterprise (FIE) shall use its capital pursuant to the principle of authenticity and self-use within its business scope, unless otherwise permitted by relevant laws and regulations. Under the relevant PRC laws and regulations, the foreign capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise (which typically does not include domestic equity investments unless specifically permitted subject to certain conditions as required by applicable PRC laws and regulations) or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to any future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.
Potential political and economic instability in Hong Kong may adversely impact our results of operations.
We generated 7.7% of our revenue in Hong Kong in fiscal year 2021, and 19.7% of our assets (by book value) were held in Hong Kong as of April 30, 2021. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. Since early 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including mainland China and Taiwan. Such protests have negatively impacted the economy of Hong Kong, including the retail market, property market, stock market, and tourism.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and the government of the Hong Kong Special Administrative Region is authorized to deal with relevant external relations on its own in accordance with the Basic Law, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure you that the Hong Kong protests will not affect Hong Kong’s status as a Special Administrative Region of the PRC and thereby affect its current relations with foreign states and regions.
It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or if the economic, political and social conditions in Hong Kong are disrupted, our overall business and results of operations may be adversely affected.
The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business.
On May 28, 2020, the National People’s Congress of the People’s Republic of China approved a proposal to impose a new national security law for Hong Kong and authorized the Standing Committee of the National People’s Congress to proceed to work out details of the legislation to be implemented in Hong Kong (the Decision). The Decision states that the new law will target secession, subversion of state power, terrorism activities and foreign interference. On June 30, 2020, China’s National People’s Congress Standing Committee passed the Safeguarding National Security Law for the Hong Kong Special Administrative Region (HKSAR). Hong Kong’s Chief Executive promulgated it in Hong Kong later the same day. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. We cannot rule out the possibility that the Decision and the implementation of the national security law may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardship for Hong Kong, including companies like us that do business in Hong Kong. It is difficult for us to predict the impact, if any, the implementation of the national security law will have on our business, as such impact will depend on future developments, which are highly uncertain and cannot be predicted.
In the future, we may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We have not relied, and do not expect to rely, on dividends or other distributions on equity from any of our subsidiaries for our cash requirements. Although we have no plans to declare cash dividends, if we determine to pay cash dividends to holders of our ordinary shares in the future, as a holding company, we would depend on receipt of funds from one or more of our subsidiaries.
Our cash is primarily held by Credo Technology Group Holding Ltd and by our subsidiaries located in Hong Kong, the United States and the Cayman Islands, and we do not believe that there are any significant restrictions on our ability to distribute these funds to Credo Technology Group Holding Ltd. from their respective distributable profits or other distributable reserves in accordance with applicable laws. While our PRC subsidiaries have generated only a limited amount of revenue and hold only a small proportion of our cash, there are restrictions on the ability of our PRC subsidiaries to pay dividends under PRC laws and regulations. In particular, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits after making up losses as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary common reserve.
Our PRC subsidiaries generate a portion of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. In addition, the PRC Enterprise Tax Law (EIT Law) and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, as defined in the relevant PRC laws and regulations, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC’s State Administration of Foreign Exchange (SAFE) or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or their authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. To the extent we desire to use funds from our PRC subsidiaries to fund our operations, the foreign exchange control system could prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, and we may not be able to pay dividends in foreign currencies to our offshore intermediate holding companies or ultimate parent company, or to our shareholders or investors in our ordinary shares. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.
Risks Related to Our Intellectual Property
We may face claims of intellectual property infringement, misappropriation or other violations, which could be time-consuming or costly to defend or settle, result in the loss of significant rights or harm our relationships with our customers or reputation in the industry.
The semiconductor and data infrastructure industries are characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers their patent and other intellectual property rights to technologies that are important to our business.
We may in the future, particularly as a public company with an increased profile and visibility, receive communications from others alleging our infringement, misappropriation or other violation of patents, trade secrets or other intellectual property rights. In addition, in the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are involved in the development of products that are similar to the products they assisted in developing for their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our suppliers, employees, consultants or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf.
Claims that our products, processes or technology infringe, misappropriate or otherwise violate third-party intellectual property rights, regardless of their merit or resolution, could be time-consuming or costly to defend or settle and could divert the efforts and attention of our management and technical personnel. Infringement claims also could harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:
•cease the manufacture, use or sale of the infringing products, processes or technology;
•pay substantial damages for infringement, misappropriation or other violation;
•expend significant resources to develop non-infringing products, processes or technology, which may not be successful;
•license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
•cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
•pay substantial damages to our customers or end-users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.
Additionally, even if successful in such proceedings, our rights in our products, processes or technology may be invalidated, or narrowed. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.
Any potential dispute involving patents or other intellectual property could affect our customers and vendors which could trigger our indemnification obligations to them and result in substantial expense to us.
In any potential dispute involving patents or other intellectual property, our customers and vendors could also become the target of litigation. Our agreements with customers and vendors generally include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement. Large indemnity payments could harm our business, financial condition and results of operations. From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their intellectual property and trade secrets. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any litigation against our customers could trigger technical support and indemnification obligations under some of our agreements, which could result in substantial expense to us.
In addition, other customers and vendors may ask us to indemnify them if a claim is made as a condition to awarding future design wins to us. Because some of our counterparts are larger than we are and have greater resources than we do, they may be more likely to be the target of an infringement claim by third parties than we would be, which could increase our chances of becoming involved in a future lawsuit. If any such claims were to succeed, we might be forced to pay damages on behalf of our customers or vendors that could increase our expenses, disrupt our ability to sell our solutions and reduce our revenue. Any dispute with a customer or vendor with respect to such obligations could have adverse effects on our relationship with such customer or vendor and other current and prospective customers or vendors and reduce demand for our solutions. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers or vendors, which in turn could hurt our relations with them and cause the sale of our products to decrease. Any of the foregoing could harm our business, financial condition, and results of operations.

We use a significant amount of intellectual property in our business. Monitoring unauthorized use of our intellectual property can be difficult and costly and if we are unable to obtain, maintain and protect our intellectual property, our business could be adversely affected.
Our success depends in part upon our ability to obtain and maintain patent and other intellectual property protection with respect to our products and the technology we develop. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also rely on trade secret laws, as well as confidentiality and non-disclosure and other contractual protections, to protect our proprietary know-how. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time.
We cannot assure you that any patents from any pending or future patent applications will be issued, and even if our pending patent applications are granted, the scope of the rights granted to us may not be meaningful, may not provide us with a commercial advantage and may be subject to reinterpretation after issuance. The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. We cannot guarantee that:
•any of our present or future patents or patent claims will not lapse or be invalidated, narrowed, circumvented, challenged or abandoned;
•our intellectual property rights will provide competitive advantages to us;
•our ability to assert our intellectual property rights against others (including potential competitors) or to settle current or future disputes will not be limited by our agreements with third parties;
•any of our pending or future patent applications will be issued or have the coverage originally sought;
•our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protections may be weak;
•any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, narrowed, circumvented, challenged, abandoned or otherwise diminished or eliminated; or
•we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.
In addition, our competitors or others may design around our protected patents or other intellectual property rights. Effective intellectual property protection may be unavailable or more limited in foreign jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies, and our business, financial condition and operations could be adversely affected.
Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. From time to time, we may need to commence litigation or other legal proceedings in order to:
•assert claims of infringement of our intellectual property rights;
•defend our products from piracy;
•protect our trade secrets or know-how; or
• determine the enforceability, scope and validity of the propriety rights of others.
Lawsuits or other proceedings that we initiate to protect or enforce our patents or other intellectual property rights could be expensive, time consuming and unsuccessful. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, we would also be forced to divert our attention and the efforts of our employees, which could, in turn, result in lower revenue and higher expenses. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations. Legal fees related to such litigation will increase our operating expenses and may reduce our net income.
In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. We rely on contractual protections with our customers, suppliers, employees and consultants, and we implement security measures designed to protect our trade secrets. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. The semiconductor industry is generally subject to high turnover of employees, so the risk of trade secret misappropriation may be amplified. Unauthorized copying or other misappropriation of our trade secrets and other intellectual property could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. We cannot assure you that our contractual protections and security measures have not been or will not be breached or that we will have adequate remedies for any such breach. Accordingly, we cannot guarantee that we have secured, or will be able to secure, effective protections for all of our trade secrets or other proprietary information that we use or claim rights to.
Many of our products include intellectual property licensed from third parties, and we are party to a number of third-party intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all. In that event, we may be required to expend significant time and resources to redesign our technology, products or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property, increase our obligations under such agreements or restrict our ability to develop and market our current or new products and services. Any of these events could negatively impact our business, financial condition and results of operations.

Further, certain of our vendor agreements contain provisions permitting the vendor to become a party to, or a beneficiary of, a source code escrow agreement under which we place certain proprietary source code in escrow with a third party. Under these source code escrow agreements, our source code may be released to the vendor upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency or our failure to support or maintain our source code. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our software containing such source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us.
In addition, from time to time, we enter into agreements with select customers, vendors and others to customize and otherwise develop technologies and intellectual property, and we expect to enter into new, similar arrangements from time to time in the future. Some of these agreements contain terms that allocate ownership of, and rights to use and enforce, technologies and intellectual property rights. As a result of these agreements, we may be required to limit use of, or refrain from using, certain of such related technologies and intellectual property rights in parts of our business. Determining inventorship and ownership of technologies and intellectual property rights resulting from development activities can be difficult and uncertain. Disputes may arise with customers, vendors and other third parties regarding ownership of and rights to use and enforce these technologies and intellectual property rights or regarding interpretation of our agreements with these third parties, and these disputes may result in claims against us or claims that intellectual property rights, which we believe we own, are not owned by us, are not enforceable, or are invalid. The cost and effort to resolve these types of disputes, or the loss of intellectual property rights if we lose these types of disputes, could harm our business and financial condition.
A breach of our information technology systems or physical security systems, or any actual or perceived violation of privacy or data protection laws, could harm our business and operating results.
We rely on our information technology systems to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers, and other business partners), and to manage or support a variety of critical business processes and activities. We face various cybersecurity threats, including threats to our information technology infrastructure and attempts to gain access to our proprietary information, denial-of-service attacks, requests for money transfers, ransomware, as well as threats to the physical security of our facilities and employees. In addition, we face cyber threats from entities that may seek to target us through our customers, vendors, subcontractors, employees, and other third parties with whom we do business. We may experience cybersecurity threats such as viruses and attacks by hackers targeting our information technology systems. We can provide no assurance that our current information technology systems, or those of the third parties upon which we rely, are fully protected against such cyber security threats. Although such events have not had a material impact on our financial condition, results of operations or liquidity or reputation to date, future threats could, among other things: cause harm to our business and our reputation; disrupt our operations; expose us to potential liability, regulatory actions and the loss of business; as well as impact our results of operations materially. We believe such attempts are increasing in number and in technical sophistication. In some instances, we, our customers, and the users of our products and services might be unaware of an incident or its magnitude and effects. Due to the evolving nature of these security threats, we cannot predict the potential impact of any future incident.
While we take measures to protect the security of, and prevent unauthorized access to, our systems and personal and proprietary information, the security controls for our systems, as well as other security practices we follow, may not prevent unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of our data or the data of others (including personally identifiable information and proprietary information). Any actual or perceived security incident could harm our business and operating results and could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties including our customers and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which could negatively impact our business, financial condition and results of operations.
Furthermore, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the different jurisdictions in which we operate. Data privacy laws and regulations, including the European Union’s General Data Protection Regulation, effective May 2018, the California Consumer Privacy Act, effective January 2020, and the California Privacy Rights and Enforcement Act of 2020, partially effective as of December 2020, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant penalties. In addition, we may be subject to new data privacy laws, such as, the Virginia Consumer Data Protection Act and the Colorado Privacy Act. These and other similar state laws may encourage other states and the federal government to pass comparable legislation, introducing the possibility of greater penalties and more rigorous compliance requirements. Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with customers, or to comply with applicable laws, regulations and policies relating to privacy, data protection and information security, could result in additional cost and liability to us, harm our reputation and brand, and could negatively impact our business, financial condition and results of operations.
In addition, PRC regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in the PRC that connect to or provide services over the internet or other information network. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure (CIIOs). For example, CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC, and shall perform certain security obligations as required under the Cyber Security Law, including that the CIIOs shall pass the national security review when purchasing network product or service which may affect national security. In addition, China’s Data Security Law, which was promulgated by the Standing Committee of the PRC National People’s Congress (the SCNPC), on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. For example, the Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Processors of “important data” are further required to conduct periodic risk assessment and submit assessment report to relevant regulatory authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security. Furthermore, Regulations on the Security Protection of Critical Information Infrastructure (the CII Protection Regulations), which was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021, stipulates the obligations and liabilities of the regulators, society and CIIOs in protecting the security of critical information infrastructure (the CII). According to the CII Protection Regulations, regulators supervising specific industries shall formulate detailed guidance to recognize the CII in the respective sectors, and CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.
The Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which were issued by the General Office of the State Council and the General Office of the CPC Central Committee on July 6, 2021, require the speedup of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to the Cyber Security Law and Data Security Law. Drafts of some of these laws, regulations or measures have now been published, including the draft amendment to the Measures for Cyber Security Review published by Cyberspace Administration of China in July 2021 for public comments, which provides that, among others, an application for cyber security review shall be made by an issuer who is a CIIO or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country if the issuer possesses personal information of more than 1 million users, and that the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security.
The exact scope of CIIOs and important data under the current laws, regulations and regulatory regime remains unclear, and the authorities may have wide discretion in the interpretation and enforcement of the related laws and regulations. If we are deemed as a CIIO, or as an operator who collects, uses and processes important data according to the Cyber Security Law, Data Security Law and other relevant laws and regulations, we may need to perform or be subject to certain prescribed obligations, and if we were found to be in violation of these applicable laws and regulations, we may be subject to administrative penalties, including fines and service suspension. We also cannot rule out the possibility that certain of our customers may be deemed as CIIOs, or as operators processing important data, in which case our products or services or data processing activities, if being deemed as related to national security, will need to be submitted for cybersecurity review before we can enter into agreements with such customers, and before the conclusion of such procedure, the customers will not be allowed to use our products or services. If the reviewing authority considers that the use of our services by certain of our customers involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and business prospects.
We use certain software governed by open source licenses, which under certain circumstances could materially adversely affect our business, financial condition, operating results and cash flow.
Certain of our software, as well as that of our customers and vendors, may be derived from so-called “open source” software that is generally made available to the public by its authors and/or other third parties. Open source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. In the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated, which could adversely impact our business and results of operations.
While we take steps to monitor the use of all open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third party software provider has incorporated certain types of open source software into software we license from such third party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.
Further, although some open source vendors provide warranty and support agreements, it is common for such software to be available “as‐is” with no warranty, indemnity or support. Although we monitor our use of such open source code to avoid subjecting our products to unintended conditions, such use, under certain circumstances, could materially adversely affect our business, financial condition and operating results and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts.
Risks Relating to Investments in Cayman Islands Companies
We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, shareholders may have difficulty protecting their shareholder rights.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.
Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.
Shareholders of Cayman Islands exempted companies, such as our company, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws as compared to the United States, and some states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law. See “Description of Share Capital—Comparison of Cayman Islands Corporate Law.”
Investors in this offering are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations. It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us in the Cayman Islands or against our PRC or Hong Kong subsidiaries.
Credo Technology Group Holding Ltd is a holding company incorporated under the laws of the Cayman Islands with no operations of its own. We conduct substantially all of our operations through our indirect, wholly-owned subsidiaries in the United States and internationally. As such, investors in the ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company. The Cayman Islands courts are unlikely:
•to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or
•to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, public shareholders may have more difficulty protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. See “Enforcement of Judgments.”
Provisions in our amended and restated memorandum and articles of association may have the effect of discouraging lawsuits against our directors and officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own willful neglect or default. Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.
Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by us to be dealt with. Neither we nor our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Risks Related to Our Ordinary Shares and this Offering
An active trading market for our ordinary shares may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.
There has been no public market for our ordinary shares prior to this offering. An active market in our ordinary shares may not develop upon completion of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares. We intend to apply to list our ordinary shares on The Nasdaq Global Select Market, but we cannot assure you that an active trading market will develop.
Our share price may be volatile and may decline, resulting in a loss of some or all of your investment.
The initial public offering price for our ordinary shares will be determined through negotiations among the underwriters, us and the selling shareholders and may vary from the market price of our ordinary shares following this offering. If you purchase our ordinary shares in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. The trading price and volume of our ordinary shares is likely to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including but not limited to:
•actual or anticipated fluctuations in our results of operations due to, among other things, changes in customer demand, product life cycles, pricing, ordering patterns, and unforeseen operating costs;
•the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;
•announcements by our significant customers of changes to their product offerings, business plans, or strategies;
•announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•changes in operating performance and stock market valuations of other technology companies generally, or those in the data infrastructure industry;
•timing and seasonality of the end-market demand;
•cyclical fluctuations in the data infrastructure market;
•price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;
•changes in our management;
•lawsuits threatened or filed against us; and

•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
In addition, the market for technology stocks and the stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, financial condition, and results of operations.
Substantial future sales of our ordinary shares could cause the market price of our ordinary shares to decline.
The market price of our ordinary shares could decline as a result of substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, a large number of our ordinary shares becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Upon completion of this offering, we will have approximately              ordinary shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All of the ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (Securities Act). Subject to the restrictions under Rule 144 under the Securities Act,              ordinary shares outstanding after this offering will be eligible for resale          days after the date of this prospectus upon the expiration of lock-up agreements or other contractual restrictions. In addition,                  , on behalf of the underwriters, may in its sole discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of this      -day lock-up period. See “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.
After this offering, subject to the lock-up agreements described above, the holders of an aggregate of              of our ordinary shares as of July 31, 2021 will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. We also intend to register ordinary shares that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off or lock-up agreements.
If securities analysts or industry analysts downgrade our ordinary shares, publish negative research or reports, or fail to publish reports about our business, our ordinary share price and trading volume could decline.
The market price and trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our shares or change their recommendation about our competitors’ shares, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline. In addition, if our operating results fail to meet the expectations created by securities analysts’ reports, our share price could decline.
Our actual operating results may not meet our guidance and investor expectations, which would likely cause our share price to decline.
From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts, and investors may publish expectations regarding our business, financial condition, and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our ordinary shares is likely to decline.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.
The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, accounts receivable, inventory valuation, income taxes, impairment of long-lived assets, share-based compensation, accrued liabilities and fair value of ordinary shares. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could have a material adverse effect on our business, results of operation and financial position, and make it more difficult to run our business or divert management’s attention from our business.
As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and The Nasdaq Global Select Market, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation, any of which could have a material adverse effect on our business, results of operation and financial position.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our share price to decline.
We do not expect to declare or pay any dividends on our ordinary shares for the foreseeable future.
We do not intend to pay cash dividends on our ordinary shares for the foreseeable future. Consequently, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase our ordinary shares. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing any future indebtedness, other contractual restrictions, industry trends, and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our ordinary shares will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law.
As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.
The initial public offering price is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our ordinary shares immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase our ordinary shares in this offering, at the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), you will experience an immediate dilution of $         per share, representing the difference between the assumed initial public offering price per share you pay for our ordinary shares and our pro forma as adjusted net tangible book value per share as of              , 2021, after giving effect to the automatic conversion of all our outstanding preferred shares into ordinary shares immediately prior to the completion of this offering, and the issuance by us of              of our ordinary shares in this offering. See “Dilution.”
After this offering, our executive officers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to shareholders for approval.
Following the completion of this offering, our executive officers, directors and greater than 5% shareholders, in the aggregate, will beneficially own approximately     % of our outstanding ordinary shares (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). As a result, such persons, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors and greater than 5% shareholders were to purchase shares in this offering, or if any of our other current investors were to purchase shares in this offering and become greater than 5% shareholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.
We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:
•not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:
•the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;
•the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our ordinary shares less attractive because we rely on any of these exemptions, there may be a less active trading market for our ordinary shares and the market price of our ordinary shares may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. In addition, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal controls over financial reporting are effective, however, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our ordinary shares held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our ordinary shares held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit shareholders’ opportunity to sell their ordinary shares at a premium.
Our amended and restated memorandum and articles of association that will be effective upon the completion of this offering will include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions include, among other things:
•a classified board of directors with staggered three-year terms;
•the authorization of the issuance of “blank check” preferred shares that our board of directors could use to implement a shareholder rights plan;
•restrictions on the ability of our shareholders to call meetings or make shareholder proposals;
•our amended and restated memorandum and articles of association may only be amended by a vote of shareholders representing at least 75% of the outstanding ordinary shares or by a unanimous written consent;
•shareholders will not be permitted to increase the size of our board, fill vacancies on our board or remove directors without cause; and
•the ability of our board of directors, without action by our shareholders, to issue                preferred shares and to issue additional ordinary shares that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control.
These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our ordinary shares if they are viewed as discouraging future takeover attempts.
General Risk Factors
We may acquire businesses, enter into licensing arrangements or make investments in other companies or technologies that disrupt our business, are difficult to integrate, impair our operating results, dilute our shareholders’ ownership, result in the incurrence of debt, divert management resources or cause us to incur significant expense.
We may pursue in the future acquisitions of businesses and assets, as well as technology licensing arrangements, that we believe will complement our products, solutions or technologies. We also may pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution, or make investments in other companies. Any acquisition involves a number of risks, many of which could harm our business, including:
•difficulty in integrating the operations, technologies, products, existing contracts, accounting and personnel of the acquired company or business;
•not realizing the anticipated benefits of any acquisition;
•difficulty in transitioning and supporting customers of the acquired company;

•difficulty in transitioning and collaborating with suppliers of the acquired company;
•diversion of financial and management resources from existing operations;
•the risk that the price we pay or other resources that we devote to the acquisition may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
•potential loss of key employees, customers and strategic alliances from either our current business or the acquired company’s business;
•inability to successfully bring newly acquired products to market or achieve design wins with such products;
•fluctuations in industry trends that change the demand or purchasing volume of newly acquired products;
•assumption of unanticipated problems or latent liabilities, such as problems with the quality of the acquired products;
•inability to generate sufficient revenue to offset acquisition costs;
•the dilutive effect on our ordinary shares as a result of any acquisitions financed through the issuance of equity;
•inability to successfully complete transactions with a suitable acquisition candidate; and
•in the event of international acquisitions, risks associated with accounting and business practices or regulatory requirements that are different from applicable U.S. practices and requirements.
Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. If we fail to properly evaluate acquisitions or investments, it may impair our ability to achieve the anticipated benefits of any such acquisitions or investments, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.
To finance any acquisitions or investments, we may choose to issue equity or equity-linked securities as consideration, which could dilute the ownership of our shareholders. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies for equity or equity-linked consideration. In addition, newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. Additional funds for acquisitions also may not be available on terms that are favorable to us, or at all.
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract or retain highly skilled employees could adversely affect our business.
Our success depends largely upon the continued services of our executive officers and other key employees, including our engineering and sales and marketing personnel. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time and with little or no notice. The loss of one or more of our executive officers or other key employees could have an adverse effect on our business, financial condition and results of operations.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers with applications, or analog circuit technology design expertise. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. Further, changes in immigration policies may negatively impact our ability to attract and retain personnel, including personnel with specialized technical expertise. If we fail to attract new personnel or fail to retain or motivate our current personnel, our business, financial condition and results of operations could be adversely affected.
Catastrophic events may disrupt our business.
Our corporate headquarters, our foundry vendor and some of our suppliers are located in areas that are in active earthquake zones or are subject to power outages, natural disasters, political, social or economic unrest, and other potentially catastrophic events. In the event of a major earthquake, hurricane, flooding or other catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack, political, social or economic unrest or disease outbreak, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, breaches of data security or loss of critical data, any of which could have an adverse effect on our business, financial condition or results of operations.
Litigation and other legal proceedings may adversely affect our business.
From time to time we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our business, financial condition and results of operations and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business and in the industry in which we operate. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by applicable law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. We relied on industry data, market data and independent third-party sources, as well as publicly available data and other sources. We also rely on our own research and estimates in this prospectus. In some cases, we do not expressly refer to the sources from which this data is derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the data contained in any third-party information, and cannot assure you of its accuracy or completeness.
Although we believe the market position, market opportunity, market size and other information included in this prospectus is reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
The following industry reports are sources of certain of the statistical data estimates and forecasts set forth in the prospectus:
•*Gartner, Inc., Semiconductor Forecast Database, Worldwide, 2Q21 Update - June 2021;
•Worldwide Global DataSphere Forecast, 2021–2025: The World Keeps Creating More Data – Now What Do We Do with It All? (IDC #US46410421, March 2021);
•650 Group, LLC, Market Intelligence Research, Ethernet Switch – Data Center Quarterly Market and Long-Term Forecast Report, 1Q21 Update – June 2021;
•650 Group, LLC, Higher Speeds in Ethernet Changing the Top-of-Rack to Server Topologies — July 2021; and
•LightCounting Market Research, Forecast IC Chipsets for Optical Transceivers – February 2021.
The Gartner content described herein (Gartner Content) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (Gartner) and are not representations of fact. The Gartner Content speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Content are subject to change without notice.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their option to purchase additional shares from us in full, assuming an initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.
Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $          million (assuming no exercise of the underwriters’ option to purchase additional shares from us). Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by $          million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering.
We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds we receive from this offering for acquisitions or strategic transactions, though we have not entered into any agreements or commitments with respect to any specific material transactions and have no understandings or agreements with respect to any such transactions at this time.
Our management will have broad discretion over the use of the net proceeds we receive from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including cash flows from operations, the extent and results of our research and development efforts and the anticipated growth of our business. Pending their uses, we plan to invest the net proceeds we receive from this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid cash dividends on our shares. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2021 on:
•an actual basis;
•a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding convertible preferred shares into an aggregate of 52,059,826 ordinary shares immediately prior to the completion of this offering, as if such conversion had occurred on July 31, 2021; and (ii) the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur prior to the closing of this offering; and
•a pro forma as adjusted basis to reflect (i) the pro forma adjustments described above and (ii) the sale by us of          ordinary shares in this offering, at an assumed initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	July 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$100,221	$	$
Convertible preferred shares, $0.00005 par value per share, 52,059,826 shares authorized, 52,059,826 shares issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted	205,210
Shareholders’ equity:
Preferred shares, $0.00005 par value per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Ordinary shares, $0.00005 par value per share, 137,908,458 shares authorized, 68,836,181 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	3
Additional paid-in capital	14,128
Accumulated other comprehensive income	222
Accumulated deficit	(80,830)
Total shareholders’ equity (deficit)	(66,477)
Total capitalization	$138,733	$	$
The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by $          million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of ordinary shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by $          million, assuming the assumed initial public offering price of $          per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
If the underwriters’ option to purchase additional shares from us is exercised in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit), total capitalization and shares outstanding as of July 31, 2021 would be $          million, $          million, $          million, $          million and           shares, respectively.
The number of ordinary shares that will be outstanding after this offering is based on 120,896,007 ordinary shares (including all of our convertible preferred shares on an as-converted basis) outstanding as of July 31, 2021, and excludes:
•13,430,207 ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of July 31, 2021, with a weighted-average exercise price $1.77 per share;
•           ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted after July 31, 2021, with a weighted-average exercise price of $      per share;
•714,546 ordinary shares outstanding as of July 31, 2021 issued upon the early exercise of share options and subject to repurchase;
•          ordinary shares issuable upon the exercise of          that we expect to grant under our 2021 Equity Incentive Plan upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the initial public offering price of this offering; and
•          additional ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective immediately prior to the completion of this offering, as well as any automatic increases in the number of ordinary shares reserved for future issuance pursuant to this plan.

DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering.
Our pro forma net tangible book value as of July 31, 2021 was $          million, or $          per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding preferred shares into an aggregate of 52,059,826 ordinary shares immediately prior to the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of ordinary shares outstanding as of July 31, 2021, after giving effect to the automatic conversion of all outstanding convertible preferred shares immediately prior to the completion of this offering.
After giving further effect to our sale of          ordinary shares in this offering at the assumed initial public offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of July 31, 2021 would have been approximately $          million, or approximately $          per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $          to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $          to new investors purchasing ordinary shares in this offering. Dilution per share to new investors purchasing ordinary shares in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.
The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of July 31, 2021	$
Pro forma increase in net tangible book value per share as of July 31, 2021
Pro forma net tangible book value per share as of July 31, 2021
Increase in pro forma net tangible book value per share attributable to new investors purchasing ordinary shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase in the assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase our pro forma as adjusted net tangible book value by $          per share and the dilution per share to new investors in this offering by $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each $1.00 decrease in the assumed initial public offering price of $          per share would decrease our pro forma as adjusted net tangible book value by $          per share and the dilution per share to new investors in this offering by $          per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
Each increase of 1.0 million in the number of ordinary shares offered by us would increase our pro forma as adjusted net tangible book value by $          per share and decrease the dilution per share to

new investors in this offering by $          per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each decrease of 1.0 million in the number of ordinary shares offered by us would decrease our pro forma as adjusted net tangible book value by $          per share and increase the dilution per share to new investors in this offering by $          per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
The following table summarizes, as of July 31, 2021, on a pro forma as adjusted basis as described above, the difference between existing shareholders and investors purchasing shares in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid to us, and the weighted-average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors					$
Total		100%	$	100%
Sales by the selling shareholders identified in this prospectus will reduce the number of ordinary shares held by existing shareholders to          , or approximately          % of the total number of ordinary shares outstanding following the completion of this offering, and will increase the number of ordinary shares held by new investors to          , or approximately          % of the total number of ordinary shares outstanding following the completion of this offering.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering from us or the selling shareholders. If the underwriters’ option to purchase additional shares from us and the selling shareholders is exercised in full, the number of ordinary shares held by existing shareholders would be reduced to               % of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors participating in the offering would be increased to               % of the total number of shares outstanding after this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by $          million, assuming no change in the assumed initial public offering price.
The foregoing tables and calculations are based on 120,896,007 ordinary shares (including all of our convertible preferred shares on an as-converted basis) outstanding as of July 31, 2021, and excludes:
•13,430,207 ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of July 31, 2021, with a weighted-average exercise price of $1.77 per share;
•           ordinary shares issuable upon the exercise of options to purchase our ordinary shares granted after July 31, 2021, with a weighted-average exercise price of $      per share;
•714,546 ordinary shares outstanding as of July 31, 2021 issued upon the early exercise of share options and subject to repurchase;

•          ordinary shares issuable upon the exercise of          that we expect to grant under our 2021 Equity Incentive Plan upon the pricing of this offering to our directors, executive officers and certain other employees at an exercise price equal to the initial public offering price of this offering; and
•          additional ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective immediately prior to the completion of this offering, as well as any automatic increases in the number of ordinary shares reserved for future issuance pursuant to this plan.
To the extent that any outstanding options to purchase ordinary shares are exercised or new awards are granted under our equity compensation plans, or we issue additional ordinary shares or other securities convertible into or exercisable or exchangeable for our ordinary shares in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in those forward-looking statements. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The last day of our fiscal year is April 30, 2021. Our fiscal quarters end on July 31, October 31, January 31 and April 30.
Overview
Credo is an innovator in providing secure, high-speed connectivity solutions that deliver improved power and cost efficiency as data rates and corresponding bandwidth requirements increase exponentially throughout the data infrastructure market. Our connectivity solutions are optimized for optical and electrical Ethernet applications, including the emerging 100G, 200G, 400G and 800G port markets. Our products are based on our proprietary SerDes and DSP technology. Our product families include ICs, AECs and SerDes Chiplets. Our IP solutions primarily are comprised of SerDes IP development and licensing.
Data generation has increased dramatically over the past ten years, creating new and complicated challenges in both circuit and system design. Our proprietary SerDes and DSP technologies enable us to disrupt competition in existing markets, lead the way into emerging markets, and innovate to create new market opportunities. While many others in the data infrastructure industry struggle to meet customers’ increasing performance and energy efficiency requirements, we continue to innovate to deliver groundbreaking solutions. A recent example is the announcement of our HiWire Switch cable and open-source implementation with Microsoft that helps realize Microsoft’s vision for a network-managed dual-ToR architecture, overcoming complex and slow legacy enterprise approaches, simplifying deployment, and improving connection reliability in the datacenter.
The multi-billion dollar data infrastructure market that we serve is driven largely by hyperscalers, HPC and 5G infrastructure. The demands for increased bandwidth, improved power and cost efficiency, and heightened security have simultaneously and dramatically expanded as work, education, and entertainment have rapidly digitized across billions of end-point users.
Since our founding in 2008, we have achieved several significant milestones:
•From 2008 to 2012, we developed our proprietary, low-power, mixed-signal SerDes architecture which could scale from 25Gbps/lane to 50Gbps/lane and ultimately to 100Gbps/lane.
•In 2013, we began commercializing our core SerDes technology by providing connectivity solutions for the electrical and optical links in data centers.
•In 2014, we signed our first product contract with Non-Recurring Engineering (NRE) services as well as our first IP licensing contract.
•In 2016, we commenced production shipments of our Line Card PHY products.
•In 2017, we developed a 3.2Tbps chiplet for high bandwidth 12.8Tbps switches. This chiplet included 64 lanes of 50Gbps SerDes and was built in 28nm using Chip-on-Wafer-on-Substrate (CoWoS) packaging technology from TSMC.
•In 2018, we created AECs, a new category of datacenter system products, beginning with developing 400G DDC solutions up to seven meters in length.

•In 2019, we developed new DSP SerDes architectures optimizing the performance and power trade-offs for 400G and 800G solutions targeting Line Card PHYs, Optical PAM4 DSPs, and AECs.
•In 2020, we demonstrated the industry’s first 40Gbs PAM3 SerDes in silicon. In addition, we engineered breakthrough Line Card PHYs and Optical PAM4 DSPs with leading performance and power for 50G/lane and 100G/lane solutions.
•In 2021, we launched new AEC solutions targeting ToR-to-NIC connections. Our solutions enabled dual-ToR server racks to seamlessly “switch” data traffic to the redundant ToR if a ToR port failed.
We design, market and sell both product and IP solutions. We help define industry conventions and standards within the markets we target by collaborating with technology leaders and standards bodies. We contract with a variety of manufacturing partners to build our products based on our proprietary SerDes and DSP technologies. We develop standard solutions we can sell broadly to our end markets and also develop tailored solutions designed to address specific customer needs. Once developed, these tailored solutions can generally be broadly leveraged across our portfolio and we are able to sell the product or license the IP into the broader market.
During the three months ended July 31, 2020 and 2021, we generated $11.0 million and $10.7 million in total revenue, respectively. Product sales and product engineering services revenue comprised 60% and 80% of our total revenue in the three months ended July 31, 2020 and 2021, respectively, and IP license and IP license engineering services revenue represented 40% and 20% of our total revenue in the three months ended July 31, 2020 and 2021, respectively. Geographically, 58% and 40% of our total revenue in the three months ended July 31, 2020 and 2021, respectively, was generated from revenue in North America, and 42% and 60% of our total revenue in the three months July 31, 2020 and 2021, respectively, was generated from revenue in the rest of the world, primarily in Asia. During the three months ended July 31, 2020 and 2021, we generated $4.8 million and $12.6 million in net loss, respectively, and $4.6 million and $12.1 million in adjusted net loss, respectively.
During fiscal 2020 and 2021, we generated $53.8 million and $58.7 million in total revenue, respectively. Product sales and product engineering services revenue comprised 31% and 63% of our total revenue in fiscal 2020 and 2021, respectively, and IP license and IP license engineering services revenue represented 69% and 37% of our total revenue in fiscal 2020 and 2021, respectively. Geographically, 67% and 75% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in North America, and 33% and 25% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in the rest of the world, primarily in Asia. During fiscal 2020 and 2021, we generated $1.3 million in net income and a $27.5 million in net loss, and $2.5 million in adjusted net income and $13.9 million in adjusted net loss, respectively. See “—Non-GAAP Financial Measure” for a definition of adjusted net income and a reconciliation between adjusted net income (loss) and net income (loss).
We derive the substantial majority of our revenue from a limited number of customers, and we anticipate we will continue to derive a significant portion of our revenue from a limited number of customers for the foreseeable future. We expect that as our products are more widely adopted and as our number of customers increase, customer concentration will decrease.
Our Business Model
We are a product-focused business with a strong foundation in IP, pioneering comprehensive connectivity solutions that deliver bandwidth, scalability, and end-to-end signal integrity for next-generation platforms. Product sales comprised 22% and 47% of our total revenue in fiscal 2020 and 2021, respectively. Product sales comprised 51% and 68% of our total revenue in the three months ended July 31, 2020 and 2021, respectively. We also develop IP solutions to address the specific and complex needs of our customers. We earn revenue from these IP solutions primarily through licensing fees and royalties. IP license revenue comprised 63% and 29% of our total revenue in fiscal 2020 and 2021, respectively. IP license revenue comprised 31% and 10% of our total revenue in the three months ended July 31, 2020 and 2021, respectively. In addition to product sales and IP license revenue, we also generated revenue from providing engineering services as part of our product and license arrangements with certain customers. Over time, we expect to generate an increased proportion of our revenue from sales of our products. We expect to see a long-term benefit from improvements in our operating leverage as our business continues to gain scale.
We utilize a fabless business model, working with a network of third parties to manufacture, assemble and test our connectivity products. This approach allows us to focus our engineering and design resources on our core competencies and to control our fixed costs and capital expenditures.
We employ a two-pronged sales strategy targeting both the end users of our products, as well as the suppliers of our end users. By engaging directly with the end user, we are able to better understand the needs of our customers and cater our solutions to their most pressing connectivity requirements.
This strategy has enabled us to become the preferred vendor to a number of our customers who, in turn, in some cases, require their suppliers, OEMs, ODMs and optical module manufacturers to utilize our solutions.
Revenue Mix and Associated Gross Margins
We are a product-focused business with a strong foundation in IP and, as such, our customers engage with us through the purchase of our products or the licensing of our IP. In some instances, customers will engage us to develop tailored products or IP licenses to meet their specific application requirements. We charge these customers incremental fees for this tailored development which are in addition to product sales or IP license revenue, and we recognize these additional fees as product engineering or IP license engineering services revenue.
By providing tailored engineering services to our customers, we believe we strengthen our customer relationships, enable additional sales and establish ourselves for potential long-term revenue opportunities from associated product sales or IP license revenue.

A summary of our revenue and associated gross margin by these revenue sources is presented below (in thousands, except percentages):

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
Revenue:
Product sales	$11,617	$27,477	$5,672	$7,263
Product engineering services	5,311	9,579	978	1,319
Total product sales and product engineering services	16,928	37,056	6,650	8,582
IP license	33,671	17,273	3,455	1,030
IP license engineering services	3,236	4,368	933	1,112
Total IP license and IP license engineering services	36,907	21,641	4,388	2,142
Total revenue	$53,835	$58,697	$11,038	$10,724

Gross margin:
Product sales	42.2%	41.5%	52.1%	40.0%
Product engineering services	85.7%	66.9%	57.5%	34.4%
Total product sales and product engineering services	55.9%	48.1%	52.9%	39.2%
IP license	100.0%	100.0%	100.0%	100.0%
IP license engineering services	92.0%	73.0%	78.5%	71.0%
Total IP license and IP license engineering services	99.3%	94.5%	95.4%	85.0%
Total gross margin	85.6%	65.2%	69.8%	48.3%
Over time, we anticipate that our revenues from product sales and IP license will become a larger proportion of total revenue relative to engineering services.
We incur certain costs associated with introducing new products to market which impact the gross margin associated with product sales. Over time, as revenue from our product sales increases, we expect these product introduction costs to decease as a percentage of product sales revenue resulting in a higher gross margin on product sales revenue.
Non-GAAP Financial Measure
Adjusted Net Income (Loss)
We monitor adjusted net income (loss) for planning and performance measurement purposes. We define adjusted net income (loss) as net income (loss) reported on our consolidated statements of operations, excluding the impact of share-based compensation expenses, including recurring non-cash charges and the one-time cash charge related to the fiscal year 2021 share repurchase, and the related tax effect adjustment to the provision for income taxes. We have presented adjusted net income (loss) because we believe that the exclusion of these charges allows for a more relevant comparison of our results of operations to other companies in our industry and facilitates period-to-period comparisons as it eliminates the effect of certain factors unrelated to our overall operating performance.

The information in the table below sets forth our adjusted net income (loss) for the periods presented .

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Adjusted net income (loss)	$2,470	$(13,905)	$(4,600)	$(12,102)
We use adjusted net income (loss), a non-GAAP financial measure, to help us make strategic decisions, establish budgets and operational goals for managing our business, analyze our financial results, and evaluate our performance. We present the non-GAAP financial measure adjusted net income (loss) in this prospectus because we believe this non-GAAP financial measure provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our presentation of adjusted net income (loss) may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. In addition adjusted net income (loss) excludes share-based compensation expense, although equity compensation has been, and will continue to be, an important part of our compensation strategy and our future expenses. Adjusted net income (loss) should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, net income (loss) calculated in accordance with GAAP.
A reconciliation of our adjusted net income (loss) to our net income (loss) is presented below.

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Net income (loss)	$1,329	$(27,511)	$(4,840)	$(12,577)
Share-based compensation expense	1,247	13,906	391	1,075
Related tax effect adjustment	(106)	(300)	(151)	(600)
Adjusted net income (loss)	$2,470	$(13,905)	$(4,600)	$(12,102)

Factors Affecting Our Performance
Our results of operations and financial condition have been, and will continue to be, affected by a number of factors including the following:
Design Wins With New and Existing Customers
Our solutions enable our end customers to differentiate their product offerings and position themselves to meet the demands of increasingly advanced networks. We work closely with our end customers to understand their product roadmaps and strategies and help them develop new products. Our goal is to develop solutions that support their product roadmap and development. If an end customer has tested our product, verified that it meets their requirements and the customer has informed us that the end customer intends to have our customer build it into their product, we consider it a design win. We consider design wins important to our future success. The selection process is typically lengthy and may require us to incur significant design and development expenditures in pursuit of a design win with no assurance that our solutions will be selected. In addition, some design wins result in significant revenue and some do not, and the timing of such revenue is difficult to predict as it depends on the success of the end customer’s product that uses our solutions. Thus, some design wins result in orders and significant revenue shortly after the design win is awarded and other design wins do not result in significant orders and revenue for several months or longer after the initial design win (if at all). As a result, the degree to which we are successful in achieving design wins and the speed and level at which end customers ramp volume production of the products into which our product is designed will impact our success and financial results in future periods.
Customer Demand and Pipeline
Demand for our products is dependent on conditions in the markets in which our customers operate, which are subject to cyclicality and competitive conditions. We believe our relationships with the end customers of our products and the long-term implications of decisions to adopt our solutions, provide us with valuable visibility into customer demand. Furthermore, our customers generally provide us with periodic forecasts of their requirements. This provides an opportunity for us to monitor and refine our business operations and plans. The majority of our product sales are made pursuant to standard purchase orders. Changes in customer forecasts or the timing of orders from customers expose us to the risks of inventory shortages or excess inventory. Cancellations of orders could result in the loss of anticipated sales without allowing us sufficient time to reduce and manage our operating expenses.
Pricing and Product Gross Margins
Our revenue is also impacted by changes in the number and average selling prices of our products. Our products are typically characterized by a life cycle that begins with higher average selling prices and lower volumes, followed by broader market adoption, leading to higher volumes, and average selling prices lower than initial levels. Our product gross margins will be affected by the extent to which these declines are paired with improvements in manufacturing yields and lower wafer, assembly and test costs that offset some of the margin reduction that results from lower average selling prices as well as the extent to which we introduce new products with higher initial average selling prices and achieve market acceptance. Our gross margins may also be affected by changes in the price of silicon wafers, copper cables, printed circuit boards (PCBs), testing costs and commodities, and the extent to which we are able to offset any increases in our costs through increases prices to our customers, productivity actions or other means. In August 2021, TSMC, on which we rely as the foundry for all our semiconductor products, began informing its customers that it plans to increase the prices of its most advanced chips by roughly 10% and its less advanced chips by up to 20%, effective in late 2021 or early 2022 as a result of a global supply shortage that began in 2020. If we are unable to offset the increased costs associated with this price increase through pricing increases on our products, our gross margins may decrease. Our product gross margins may also fluctuate from period to period as a result of changes in average selling prices due to new product introductions or existing product transitions into larger scale commercial volumes and manufacturing costs as well as our product and customer mix.
Product Adoption
We develop and sell leading-edge connectivity solutions for digital infrastructure which are intended to replace existing legacy solutions and support our customers’ future applications and needs. Our success is dependent on customers adopting our new technology and preferring our solutions over competing offerings or other current or future technologies.
Technology Development
We operate in industries characterized by rapidly changing technologies, industry standards and technological obsolescence. We work closely with our customers to understand their product roadmaps and strategies to forecast their future needs. This helps inform our technology roadmap and development priorities. We also monitor forecasts by industry analysts and the adoption curve of technology as well as potential competing forces which could hinder adoption of our solutions. Our revenue growth is dependent on our ability to continually develop and introduce new products to meet the changing technology and performance requirements of our customers, diversify our revenue base and generate new revenue to replace, or build upon, the success of previously introduced products which may be rapidly maturing. As a result, our revenue is impacted, to a more significant extent, by product life cycles for a variety of products and to a much lesser extent, if any, by any single product. In order to remain competitive, we have made, and expect to continue to make, significant expenses in research and development, and our research and development expenses in a particular period may be significantly impacted by specific product or engineering initiatives that we undertake to maintain our competitiveness and expand our product portfolio. If we fail to anticipate or respond appropriately to new developments in technology, or to timely develop competitive new or enhanced products or technologies, our revenue could decrease and we could lose design wins to our competitors.
Industry Trends and Cyclicality
We continue to evaluate trends within the industry that affect our business performance. We design and develop high-speed connectivity solutions that deliver improved power and cost efficiency for the data infrastructure market. This market is driven by hyperscalers, HPC and 5G infrastructure. Accordingly, our revenue and business performance are influenced by the deployment and timing of broader market adoption of next generation technologies in data centers, particularly by hyperscalers, and in the HPC and 5G markets. The semiconductor industry is cyclical and is characterized by rapid technological change, evolving standards, product obsolescence, price erosion, and fluctuations in product supply and demand. Any prolonged or significant downturn in our industry generally could adversely affect our business and reduce demand for our products and otherwise harm our financial condition and results of operations.
Impact of COVID-19
The ongoing COVID-19 pandemic has significantly impacted global economic activity and caused business disruption worldwide. It has prompted governments and businesses to take unprecedented measures, including restrictions on travel, temporary business closures, quarantines and shelter-in-place orders.
Since the onset of the pandemic in March 2020, most of our employees have transitioned to remote work, and we have temporarily prohibited most business travel. We have complied with the recommendations of government health agencies in each jurisdiction in which we operate throughout the pandemic. We formed a task force to track the spread of COVID-19 and other relevant metrics to stay informed and took several precautions to operate safely.
We are very proud of the response of our employees, suppliers and customers to the demands of the pandemic. Our collective response meant that the impact to our business was significantly mitigated, and we believe the overall impact was relatively limited as a result. However, there has inevitably been some impact on our end customers – potentially delaying or scaling down purchasing decisions – that may have reduced our sales. Stay at home orders may have reduced our ability to most effectively market and sell our products and solutions while our research and development functions may have been impacted from being off-site.
Over the longer term, we may see some positive impacts on our business as a result of the COVID-19 pandemic. We believe the COVID-19 pandemic accelerated requirements for increased bandwidth and lower latency, reduced power, and heightened the need for effective security as previously centralized work, school, and entertainment connections have disseminated across myriad end-point users.
Although we are optimistic that the global response to the pandemic will continue to support an improvement in conditions, we are actively monitoring the impact of the COVID-19 pandemic on our financial condition, liquidity, operations, customers, suppliers, industry and workforce.
The extent and nature of the impact of the COVID-19 pandemic on our business and financial performance will be influenced by a variety of factors, including the duration and spread of the pandemic, as well as future spikes of COVID-19 infections or the emergence of additional COVID-19 variants that may result in additional preventative and mitigative measures. These factors may affect the timing and magnitude of demand from customers and the availability of portions of the supply chain, logistical services and component supply and may have a material net negative impact on our business and financial results. For additional information regarding the potential impact of the COVID-19 pandemic on our business, see “Risk Factors—Risks Related to Our Business—The ongoing COVID-19 pandemic has disrupted and will likely continue to disrupt normal business activity and may adversely impact our operations and financial results.”
Components of Our Operating Results
Revenue
Our revenues consist of sale of our products, licensing of our IP and providing product engineering and IP license engineering services. Product sales primarily consists of shipment of our ICs and AEC products. IP license revenue includes fees from licensing of our SerDes IP and related support and royalties. Product engineering and IP license engineering services revenue consists of engineering fees associated with integration of our technology solutions into our customers’ products and IP, respectively. Our customers are primarily OEMs who design and manufacture end market devices for the communications and enterprise networks markets. Our revenue is driven by various trends in these markets. Our revenue is also impacted by changes in the number and average selling prices of our IC products.
We recognize revenue upon transfer of control of promised goods and services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price (SSP) basis. We determine the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers and our overall pricing objectives, while maximizing observable inputs. Our policy is to record revenue net of any applicable sales, use or excise taxes. Changes in our contract assets and contract liabilities primarily result from the timing difference between our performance and the customer’s payment. We fulfill our obligations under a contract with a customer by transferring products or services in exchange for consideration from the customer. We recognize a contract asset when we transfer products or services to a customer and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer products or services.
Product Sales - We transact with customers primarily pursuant to standard purchase orders for delivery of products and generally allow customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. We offer standard performance warranties of twelve months after product delivery and do not allow returns, other than returns due to warranty issues. We recognize product sales when we transfer control of promised goods in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods, net of accruals for estimated sales returns. As of April 30, 2020 and 2021, there was no sales returns reserve and the warranty reserve was not material.
IP License Revenue - Our licensing revenue consists of a perpetual license, support and maintenance, and royalties. Our license arrangements do not typically grant the customer the right to terminate for convenience and where such rights exist, termination is prospective, with no refund of fees already paid by the customer. In connection with the license arrangements, we offer support and maintenance to assist customers in bringing up and qualifying the final product. Revenue from customer support is deferred and earned over the support period, which is typically one year.
In certain cases, we also charge licensees royalties related to the distribution or sale of products that use our technologies. Such royalties are reported to us on a quarterly basis. We estimate the sales-based royalties earned each quarter primarily based on our customers’ reporting of sales activity incurred in that quarter. We recognize the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.
Product Engineering and IP License Engineering Services Revenue - Some product and IP license revenue contracts includes non-recurring engineering services deliverables. We recognize revenue from these agreements over time as services are provided or at a point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. Revenue is deferred for any amounts billed or received prior to delivery of services. We believe the input method, based on time spent by our engineers, best depicts the efforts expended to transfer services to the customers.
Certain contracts may include multiple performance obligations for which we allocate revenue to each performance obligation based on relative SSP. We determine SSPs based on observable evidence. When SSPs are not directly observable, we use the adjusted market assessment approach or residual approach, if applicable. We also consider the constraint on estimates of variable consideration when estimating the total transaction price. We record liabilities for amounts that are collected in advance of the satisfaction of performance obligations under deferred revenue.
Cost of Revenue
Cost of revenue includes cost of materials, such as wafers processed by third-party foundries, cost associated with packaging and assembly, testing and shipping, cost of personnel, including stock-based compensation, depreciation of equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of intellectual property purchased from third parties, write-down of inventories, and amortization of production mask costs. Costs of revenue includes cost of product sales revenue, cost of product engineering services revenue and cost of IP license engineering services revenue. Cost of revenue relating to IP license revenue was not material for fiscal years 2020 and 2021, or for the three months ended July 31, 2020 and 2021.
Research and Development Expenses
Research and development expense consists of costs incurred in performing research and development activities and includes salaries, share-based compensation, employee benefits, occupancy costs, pre-production engineering mask costs, overhead costs and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.
We believe that continued investments in our products are important to our future growth and, as a result, we expect our research and development expenses to continue to increase in absolute dollars.
Sales and Marketing Expenses
Sales and marketing expenses consist of personnel costs including salaries, benefits, and share-based compensation expense, field application engineering support, samples to customers, shipping costs, and travel & entertainment costs.
We expect sales and marketing expenses to increase in absolute dollars as we increase our sales and marketing personnel and continue to expand our customer engagement.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs including salaries, benefits, and share-based compensation, related to corporate, finance, legal and human resource functions, contractor and professional services fees, audit and compliance expenses, insurance costs, and general corporate expenses including allocated facilities expenses.
We expect general and administrative expenses to increase in absolute dollars as we grow our operations and incur additional expenses associated with operating as a public company. These expenses as a result of operating as a public company include expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and other professional services.
Other Income and Expense, Net
Other income and expense, net consists primarily of interest income from significant financing components related to IP license revenue contracts, and foreign exchange gains and losses.
Provision for Income Taxes
Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
We account for uncertain tax positions in accordance with ASC 740‑10, Accounting for Uncertainty in Income Taxes. We recognize the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. Interest and penalties related to uncertain tax positions are classified in the consolidated financial statements as income tax expense.

Results of Operations
Years Ended April 30, 2020 and 2021 and Three Months Ended July 31, 2020 and 2021
The following table sets forth information derived from our consolidated statements of operations expressed as a percentage of total revenue:

	Year Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
Revenue:
Product sales	21.6%	46.8%	51.4%	67.7%
Product engineering services	9.9%	16.4%	8.9%	12.3%
IP license	62.5%	29.4%	31.2%	9.6%
IP license engineering services	6.0%	7.4%	8.5%	10.4%
Total revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue:
Cost of product sales revenue	12.5%	27.4%	24.6%	40.6%
Cost of product engineering services revenue	1.4%	5.4%	3.8%	8.1%
Cost of IP license engineering services revenue	0.5%	2.0%	1.8%	3.0%
Total cost of revenue	14.4%	34.8%	30.2%	51.7%
Gross margin	85.6%	65.2%	69.8%	48.3%
Operating expenses:
Research and development	51.2%	59.4%	62.7%	90.4%
Sales and marketing	17.9%	29.8%	33.4%	45.3%
General and administrative	12.7%	19.0%	15.4%	21.1%
Total operating expenses	81.8%	108.2%	111.5%	156.8%
Operating profit (loss)	3.8%	(43.0)%	(41.7)%	(108.5)%
Other income (expense), net	0.1%	(0.1)%	0.2%	(0.4)%
Income (loss) before income taxes	3.9%	(43.1)%	(41.5)%	(108.9)%
Provision for income taxes	1.4%	3.8%	2.3%	8.4%
Net income (loss)	2.5%	(46.9)%	(43.8)%	(117.3)%
Comparison of Three Months Ended July 31, 2020 and 2021
Revenue

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Product sales	$5,672	$7,263	28.1%
Product engineering services	978	1,319	34.9%
IP license	3,455	1,030	(70.2)%
IP license engineering services	933	1,112	19.2%
Total revenue	$11,038	$10,724	(2.8)%
Revenue for the three months ended July 31, 2021 decreased by $0.3 million primarily due to a decrease in IP license revenue of $2.4 million, offset by increases in product sales, product engineering services, and IP license engineering services revenues which increased by $1.6 million, $0.3 million and $0.2 million, respectively.
The decrease in IP license revenue was consistent with the transition in our focus from being an IP company to a product-focused company. The increase in product sales was primarily due to an increase in the number of IC units sold and revenue relating to AEC cables that were introduced in fiscal 2021. The number of IC units sold increased by 15% for the three months ended July 31, 2021 compared to the same period in the prior year. Revenue from product sales comprised 51% and 68% of our total revenue for the three months ended July 31, 2020 and 2021, respectively. The increase in product and IP license engineering services revenues was driven by additional services provided to customers relating to revenue contracts.
Cost of Revenue

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Cost of product sales revenue	$2,718	$4,357	60.3%
Cost of product engineering services revenue	416	865	(107.9)%
Cost of IP license engineering services revenue	201	322	60.2%
Total cost of revenue	$3,335	$5,544	66.2%
Cost of product sales increased by $1.6 million in the three months ended July 31, 2021, compared to the three months ended July 31, 2020, primarily due to increased product sales during the same period as discussed above.
Cost of product and IP license engineering services revenue increased by $0.4 million and $0.1 million, respectively, in the three months ended July 31, 2021, compared to the three months ended July 31, 2020, primarily due to increased revenue during the same period as discussed above.
Gross Profit and Gross Margin

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Gross profit	$7,703	$5,180	(32.8)%
Gross margin	69.8%	48.3%
Gross margin decreased by 21.5 percentage points in three months ended July 31, 2021, compared to the three months ended July 31, 2020, primarily driven by an increase in our product sales as a percentage of overall revenue as noted above and the increased sales of lower margin products. We expect to see a long-term benefit from improvements in our operating leverage as our business continues to gain scale.
Research and Development

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Research and development	$6,922	$9,693	40.0%
% of total revenue	62.7%	90.4%

Research and development expense for three months ended July 31, 2021 increased by $2.8 million compared to the three months ended July 31, 2020. The increase was due primarily to a $1.4 million increase in personnel costs as a result of new hires for product development, $0.4 million increase in share-based compensation expense driven by increased amortization expense from new equity awards granted to employees, and $0.8 million increase in design activities and higher engineering activities relating to testing and laboratory supplies for new product development.
Sales and Marketing

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Sales and marketing	$3,687	$4,855	31.7%
% of total revenue	33.4%	45.3%
Sales and marketing expense for the three months ended July 31, 2021 increased by $1.2 million compared to the three months ended July 31, 2020. The increase was due primarily to a $0.6 million increase in personnel costs as a result of higher sales and marketing headcount, and a $0.2 million increase in share-based compensation expense driven by increased amortization expense from new equity awards granted to employees.
General and Administrative

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
General and administrative	$1,703	$2,262	32.8%
% of total revenue	15.4%	21.1%
General and administrative expense for the three months ended July 31, 2021 increased by $0.6 million compared to the three months ended July 31, 2020. The increase was due primarily to a $0.3 million increase in personnel costs as a result of higher general and administrative headcount, and a $0.1 million increase in share-based compensation expense driven by increased amortization expense from new equity awards granted to employees.
Provision for Income Taxes

	Three Months Ended July 31,		% Change
	2020	2021
	(in thousands, except percentages)
Provision for income taxes	$253	$902	256.5%
% of total revenue	2.3%	8.4%
Provision for income taxes increased by $0.6 million in the three months ended July 31, 2021 compared to the same period in prior fiscal year. The increase was due primarily to a decrease in non-U.S. earnings that are taxed at substantially lower tax rates.

Comparison of Years Ended April 30, 2020 and 2021
Revenue

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Product sales	$11,617	$27,477	136.5%
Product engineering services	5,311	9,579	80.4%
IP license	33,671	17,273	(48.7)%
IP license engineering services	3,236	4,368	35.0%
Total revenue	$53,835	$58,697	9.0%
Revenue for fiscal 2021 increased by $4.9 million primarily due to increases in product sales and product engineering service revenues which increased by $15.9 million and $4.3 million, respectively, offset by a decrease in IP license revenue of $16.4 million.
The increase in product sales was primarily due to increase in the number of IC units sold and revenue relating to AEC cables that were introduced in fiscal 2021. The number of IC units sold increased by 36% in the year ended April 30, 2021. Revenue from product sales comprised 22% and 47% of our total revenue in fiscal 2020 and 2021, respectively. The decrease in IP license revenue was consistent with the transition in our focus from being an IP company to a product-focused company in fiscal 2021. The increase in product and IP license engineering services revenue was driven by additional services provided to customers relating to new revenue contracts signed in fiscal 2021.
Cost of Revenue

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Cost of product sales revenue	$6,713	$16,071	139.4%
Cost of product engineering services revenue	757	3,168	318.4%
Cost of IP license engineering services revenue	259	1,180	354.8%
Total cost of revenue	$7,729	$20,419	164.2%
Cost of product sales increased by $9.4 million in fiscal 2021 primarily due to higher product sales during the same period as discussed above and a $1.5 million increase in write-offs for excess and obsolete inventory in fiscal 2021.
Cost of product and IP license engineering services revenue increased by $2.4 million and $0.9 million, respectively, in fiscal 2021 primarily due to increased revenue during the same period as discussed above.
Gross Profit and Gross Margin

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Gross profit	$46,106	$38,278	(17.0)%
Gross margin	85.6%	65.2%

Gross margin decreased by 20 percentage points in fiscal 2021 primarily driven by an increase in our product sales as a percentage of overall revenue as noted above. We expect to see a long-term benefit from improvements in our operating leverage as our business continues to gain scale.
Research and Development

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Research and development	$27,564	$34,845	26.4%
% of total revenue	51.2%	59.4%
Research and development expense for fiscal 2021 increased by $7.3 million. The increase was due primarily to a $7.2 million increase in share-based compensation expense in fiscal 2021 driven by a share repurchase from employees in July 2020 and increased amortization expense from new equity awards granted to employees, and higher personnel costs due to new hires for product development. In addition, foundry and allocated expenses also increased in fiscal 2021 due to increased design activities and higher engineering activities relating to testing, laboratory supplies, packaging and pre-production engineering mask costs for new product development.
Sales and Marketing

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Sales and marketing	$9,630	$17,520	81.9%
% of total revenue	17.9%	29.8%
Sales and marketing expense for fiscal 2021 increased by $7.9 million. The increase was due primarily to a $1.5 million increase in share-based compensation expense in fiscal 2021 driven by a share repurchase from employees in July 2020, $0.5 million of higher rent expense, and increased amortization from new equity awards granted to employees and a $4.7 million increase in personnel costs due to higher sales and marketing headcounts.
General and Administrative

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
General and administrative	$6,841	$11,147	62.9%
% of total revenue	12.7%	19.0%
General and administrative expense for fiscal 2021 increased by $4.3 million. The increase was due primarily to a $3.9 million increase in share-based compensation expense in fiscal 2021 driven by a share repurchase from employees in July 2020 and increased amortization from new equity awards granted to employees. Professional service fees also increased by $0.6 million in fiscal 2021 due to accounting and public company readiness expenses.

Provision for Income Taxes

	Year Ended April 30,		% Change
	2020	2021
	(in thousands, except percentages)
Provision for income taxes	$766	$2,215	189.2%
% of total revenue	1.4%	3.8%
Provision for income taxes in fiscal 2021 increased by $1.4 million. The increase was due primarily to the increase in valuation allowance associated with U.S. research and development credits in fiscal 2021. The impact of the U.S. tax reform act of 2017 was not material to our provision for income taxes for fiscal 2020 and 2021.
Quarterly Results of Operations
The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the five quarters ended July 31, 2021. The information for each of these quarters has been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments that are necessary for a fair presentation of this information. These quarterly operating results are not necessarily indicative of the results that may be expected for a full year or any other fiscal period. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in the prospectus.

	Three Months Ended
	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
	(unaudited, in thousands)
Revenue:
Product sales	$5,672	$6,880	$6,178	$8,747	$7,263
Product engineering services	978	1,361	3,010	4,230	1,319
IP license	3,455	4,942	3,154	5,722	1,030
IP license engineering services	933	1,268	1,116	1,051	1,112
Total revenue	11,038	14,451	13,458	19,750	10,724
Cost of revenue:
Cost of product sales revenue	2,718	4,124	4,094	5,135	4,357
Cost of product engineering services revenue	416	855	1,023	874	865
Cost of IP license engineering services revenue	201	332	270	377	322
Total cost of revenue(1)	3,335	5,311	5,387	6,386	5,544
Gross margin	7,703	9,140	8,071	13,364	5,180
Operating expenses:
Research and development(1)	6,922	12,721	6,993	8,209	9,693
Sales and marketing(1)	3,687	4,937	4,017	4,879	4,855
General and administrative(1)	1,703	5,403	1,855	2,186	2,262
Total operating expenses	12,312	23,061	12,865	15,274	16,810
Operating loss	(4,609)	(13,921)	(4,794)	(1,910)	(11,630)
Other income (expense), net	22	(111)	49	(22)	(45)
Loss before income taxes	(4,587)	(14,032)	(4,745)	(1,932)	(11,675)
Provision for income taxes	253	436	372	1,154	902
Net loss	$(4,840)	$(14,468)	$(5,117)	$(3,086)	$(12,577)
______________
(1)Includes share-based compensation expense as follows (in thousands):

	Three Months Ended
	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
Cost of revenue	$46	$46	$46	$46	$87
Research and development	119	6,791	381	446	482
Sales and marketing	182	1,084	343	360	390
General and administrative	44	3,830	77	65	116
Total share-based compensation expense	$391	$11,751	$847	$917	$1,075

The following table summarizes our quarterly results of operations as a percentage of revenue for each of the periods indicated:

	Three Months Ended
	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
Revenue:
Product sales	51.4%	47.6%	45.9%	44.3%	67.7%
Product engineering services	8.9	9.4	22.4	21.4	12.3
IP license	31.2	34.2	23.4	29.0	9.6
IP license engineering services	8.5	8.8	8.3	5.3	10.4
Total revenue	100	100	100	100	100
Cost of revenue:
Cost of product sales revenue	24.6	28.5	30.4	26.0	40.6
Cost of product engineering services revenue	3.8	5.9	7.6	4.4	8.1
Cost of IP license engineering services revenue	1.8	2.3	2.0	1.9	3.0
Total cost of revenue	30.2	36.7	40.0	32.3	51.7
Gross margin	69.8	63.3	60.0	67.7	48.3
Operating expenses:
Research and development	62.7	88.0	52.0	41.6	90.4
Sales and marketing	33.4	34.2	29.8	24.7	45.3
General and administrative	15.4	37.4	13.8	11.1	21.1
Total operating expenses	111.5	159.6	95.6	77.3	156.8
Operating loss	(41.7)	(96.3)	(35.6)	(9.7)	(108.5)
Other income (expense), net	0.2	(0.8)	0.4	(0.1)	(0.4)
Loss before income taxes	(41.5)	(97.1)	(35.2)	(9.8)	(108.9)
Provision for income taxes	2.3	3.0	2.8	5.8	8.4
Net loss	(43.8)%	(100.1)%	(38.0)%	(15.6)%	(117.3)%
Quarterly Revenue Trends
Our quarterly product sales revenue generally increased in each of the periods presented primarily due to increase in the number of IC units sold and revenue relating to AEC cables that were introduced in fiscal 2021, subject to some variations due to timing of product shipments. This is also consistent with the transition in our focus from being an IP company to a product-focused company in fiscal 2021. We expect the trend to continue in near future.
Our engineering services revenue is recognized either over time as services are provided or at point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. The increase in product engineering services revenue in each of the three months ended January 31, 2021 and April 30, 2021 was primarily due to two revenue contracts which were recognized at point in time upon completion of contract deliverables.
Our IP license revenue generally fluctuated on a quarterly basis, largely due to the timing of the signing of new contracts and delivery of perpetual licenses.

Quarterly Gross Margin Trends
Our quarterly gross margin fluctuated generally on a quarterly basis, largely due to changes in the revenue mix from quarter to quarter as our relative costs and gross margins differ from one revenue stream to another. The lower gross margin in the three months ended July 31, 2021 was primarily due to our product revenue as a percentage of total revenue being higher than other quarters. We expect to see a long-term benefit from improvements in our operating leverage as our business continues to gain scale.
Quarterly Operating Expenses Trends
Total operating expenses have generally increased in each of the periods presented, primarily due to increases in personnel-related costs associated with increased headcount and fees for professional services associated with external legal, accounting and other consulting services to support our growth and public company readiness initiatives. The significant increase of operating expense in the three months ended October 31, 2020 was primarily due to an one-time $11.3 million share-based compensation expense recorded resulting from a share repurchase transaction from employees in August 2020.
Quarterly Non-GAAP Financial Measure
Adjusted Net Loss
The following table sets forth our adjusted net loss non-GAAP financial measure for each of the periods presented. See the section titled “Non-GAAP Financial Measure” for the details of how we calculate adjusted net loss.

	Three Months Ended
	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021	July 31, 2021
	(in thousands)
Net loss	$(4,840)	$(14,468)	$(5,117)	$(3,086)	$(12,577)
Share-based compensation expense	391	11,751	847	917	1,075
Related tax effect adjustment	(151)	152	(180)	(121)	(600)
Adjusted net loss	$(4,600)	$(2,565)	$(4,450)	$(2,290)	$(12,102)
Liquidity and Capital Resources
Our activities consist primarily of selling our products, licensing our IP, providing IP customization services and conducting research and development of our products and technology. Since our inception through April 30, 2021, our operations have been financed primarily by the sale of convertible preferred shares and ordinary shares, and cash generated from our customers. As of April 30, 2021 and July 31, 2021, we had $103.8 million and $100.2 million in cash and cash equivalents, respectively, and working capital of $125.3 million and $117.8 million, respectively. Our principal use of cash is to fund our operations and invest in research and development to support our growth.
We believe our existing cash and cash equivalents and other components of working capital will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, and the continuing market acceptance of our solutions. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. If we are unable to raise additional capital when we need it, our business, results of operations and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods indicated.

	Years Ended April 30,		Three Months Ended July 31,
	2020	2021	2020	2021
	(in thousands)
Net cash used in operating activities	$(10,253)	$(42,361)	$(4,823)	$(8,949)
Net cash used in investing activities	$(8,832)	$(6,056)	$(585)	$(1,339)
Net cash provided by financing activities	$61,206	$77,888	$49,718	$6,758
Cash Flows Used in Operating Activities
Net cash used in operating activities was $4.8 million for the three months ended July 31, 2020. The cash outflows from operating activities for the three months ended July 31, 2020 were primarily due to $4.8 million of net loss and $0.8 million of cash outflows from working capital, partially offset by $0.9 million of non-cash items. The cash outflows from working capital for the three months ended July 31, 2020 were primarily driven by a decrease in accrued expenses and other liabilities and a decrease in deferred revenue, partially offset by a decrease in accounts receivable and an increase in accounts payable.
Net cash used in operating activities was $8.9 million for the three months ended July 31, 2021. The cash outflows from operating activities for the three months ended July 31, 2021 were primarily due to $12.6 million of net loss, partially offset by $1.7 million of cash inflows from working capital and $2.0 million of non-cash items. The cash inflows from working capital for the three months ended July 31, 2021 were primarily driven by a decrease in accounts receivable and an increase in accounts payable, partially offset by increases in inventories, prepaid and other current assets and other long-term assets and a decrease in deferred revenue.
Net cash used in operating activities was $10.3 million for fiscal 2020. The cash outflows from operating activities for fiscal 2020 were primarily due to $14.6 million of cash outflow from an increase in working capital, partially offset by $1.3 million of net income and $3.1 million of non-cash items. The cash outflows from working capital for fiscal 2020 were primarily driven by increases in accounts receivable and a decrease of deferred revenue, net of contract assets, partially offset by an increase in accrued expenses and other liabilities.
Net cash used in operating activities was $42.4 million for fiscal 2021. The cash outflows from operating activities for fiscal 2021 were primarily due to $27.5 million of net loss and $19.6 million of cash outflows from working capital, partially offset by $4.8 million of non-cash items. The cash outflows from working capital for fiscal 2021 were primarily driven by increases in inventories, prepaid and other current assets, and other long-term assets, as well as a decrease in accrued expenses and other liabilities.
Cash Flows Used in Investing Activities
Net cash used in investing activities of $0.6 million in the three months ended July 31, 2020 was attributable to purchases of property and equipment.
Net cash used in investing activities of $1.3 million in the three months ended July 31, 2021 was attributable to purchases of property and equipment.
Net cash used in investing activities of $8.8 million in fiscal 2020 was attributable to purchases of property and equipment. Purchases of property and equipment primarily related to mask sets purchases for new products introduced or in process of being introduced and laboratory equipment used for research and development purposes.
Net cash used in investing activities of $6.1 million in fiscal 2021 was attributable to purchases of property and equipment. Purchases of property and equipment primarily related to mask sets purchases for new products introduced or in process of being introduced and laboratory equipment used for research and development purposes.
Cash Flows from Financing Activities
Net cash provided by financing activities of $49.7 million for the three months ended July 31, 2020 was primarily attributable to $0.2 million in proceeds from exercises of share options and $49.5 million in proceeds from the issuance of convertible preferred shares, net of issuance costs.
Net cash provided by financing activities of $6.8 million for the three months ended July 31. 2021 was primarily attributable to $0.5 million in proceeds from exercises of share options and $7.2 million in proceeds from the issuance of convertible preferred shares, net of issuance costs, offset by $0.9 million in payments of deferred offering costs.
Net cash provided by financing activities of $61.2 million in fiscal 2020 was primarily attributable to $0.7 million in proceeds from exercises of share options and $60.5 million in proceeds from the issuance of convertible preferred shares, net of issuance costs.
Net cash provided by financing activities of $77.9 million in fiscal 2021 was primarily attributable to $1.4 million in proceeds from exercises of share options and $99.3 million in proceeds from the issuance of convertible preferred shares, net of issuance costs. This cash inflow was partially offset by $22.9 million in payments for repurchases of ordinary shares.
Critical Accounting Estimates
We prepare our financial statements in conformity with GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.
We base our estimates and judgments on our historical experience, knowledge of current conditions, and our beliefs of what could occur in the future, given the available information. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, the SSP for each distinct performance obligation included in customer contracts with multiple performance obligations, variable consideration from revenue contracts, determination of the fair value of share awards, valuation of ordinary shares and the realization of tax assets and estimates of tax reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.
We continue to monitor and assess our critical estimates in light of developments, and as events continue to evolve and additional information becomes available, our estimates may change materially in future periods.
Revenue Recognition
Our revenues consist of sale of our products, licensing of our IP and providing product engineering and IP license engineering services. Product sales primarily consists of shipment of our ICs and AEC products. IP license revenue includes fees from licensing of our SerDes IP and related support and royalties. Product engineering and IP license engineering services revenue consists of engineering fees associated with integration of our technology solutions into our customers’ products and IP, respectively. Our customers are primarily OEMs who design and manufacture end market devices for the communications and enterprise networks markets. Our revenue is driven by various trends in these markets. Our revenue is also impacted by changes in the number and average selling prices of our IC products.

We recognize revenue upon transfer of control of promised goods and services in an amount that reflects the consideration we expect to receive in exchange for those goods and services. Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price (SSP) basis. We determine the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers and our overall pricing objectives, while maximizing observable inputs. Our policy is to record revenue net of any applicable sales, use or excise taxes. Changes in our contract assets and contract liabilities primarily result from the timing difference between our performance and the customer’s payment. We fulfill our obligations under a contract with a customer by transferring products or services in exchange for consideration from the customer. We recognize a contract asset when we transfer products or services to a customer and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. We recognize deferred revenue when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer products or services.
Product Sales - We transact with customers primarily pursuant to standard purchase orders for delivery of products and generally allow customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. We offer standard performance warranties of twelve months after product delivery and do not allow returns, other than returns due to warranty issues. We recognize product sales when we transfer control of promised goods in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods, net of accruals for estimated sales returns. As of April 30, 2020 and 2021, there was no sales returns reserve and the warranty reserve was not material.
IP License Revenue - Our licensing revenue consists of a perpetual license, support and maintenance, and royalties. Our license arrangements do not typically grant the customer the right to terminate for convenience and where such rights exist, termination is prospective, with no refund of fees already paid by the customer. In connection with the license arrangements, we offer support and maintenance to assist customers in bringing up and qualifying the final product. Revenue from customer support is deferred and earned over the support period, which is typically one year.
In certain cases, we also charge licensees royalties related to the distribution or sale of products that use our technologies. Such royalties are reported to us on a quarterly basis. We estimate the sales-based royalties earned each quarter primarily based on our customers’ reporting of sales activity incurred in that quarter. We recognize the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.
Product Engineering and IP License Engineering Services Revenue - Some product and IP license revenue contracts includes non-recurring engineering services deliverables. We recognize revenue from these agreements over time as services are provided or at a point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. Revenue is deferred for any amounts billed or received prior to delivery of services. We believe the input method, based on time spent by our engineers, best depicts the efforts expended to transfer services to the customers.
Certain contracts may include multiple performance obligations for which we allocate revenue to each performance obligation based on relative SSP. We determine SSPs based on observable evidence. When SSPs are not directly observable, we use the adjusted market assessment approach or residual approach, if applicable. We also consider the constraint on estimates of variable consideration when estimating the total transaction price. We record liabilities for amounts that are collected in advance of the satisfaction of performance obligations under deferred revenue.

Inventory Valuation
We value our inventory, which include raw materials, assembly and test, and other manufacturing costs, at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Net realizable value is the estimated selling price of our products in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We regularly review inventory quantities on hand and record write-downs for excess and obsolete inventory based primarily on the shipment history and our estimated forecast of product demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. If the future demand for our products is less favorable than our forecasts, the value of the inventories may be required to be reduced, which could result in additional expense to us and affect our results of operations. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserve. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains that could be material.
Share-based Compensation
We record compensation expense in connection with ordinary share options granted to employees and non-employees in accordance with guidance related to share-based payments. This guidance requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. We amortize share-based compensation expense under the straight-line attribution method over the vesting period of the share-based award. We have elected to use the Black-Scholes option pricing model to determine the fair value of share options on the dates of grant. Calculating the fair value of share options using the Black-Scholes model requires inputs and assumptions, including the fair value of our ordinary shares, the expected term of share options and share price volatility. We estimate the expected life of options granted based on the simplified method. We estimate the volatility of our ordinary shares on the date of grant based on the average historical share price volatility of comparable publicly traded companies in our industry group. We have not paid and do not expect to pay dividends. We account for forfeitures as they occur.
We do not believe there is a reasonable likelihood that there will be material changes in the estimates and assumptions we use to determine share-based compensation expense. In the future, if we determine that other valuation models are more reasonable, the share-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes option pricing model.
Ordinary Share Valuation
As there has been no public market for our equity instruments to date, the estimated fair value of our ordinary shares has been determined by members of our board of directors as of the grant date, with input from management, considering our most recently available independent third-party valuation of our ordinary shares and our directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed between the effective date of the most recent valuation and the date of the grant. Following the consummation of this offering, the fair market value of our ordinary shares will be determined based on the quoted market price of our ordinary shares. The independent third-party valuations have generally been performed quarterly in accordance with the guidance outlined in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (AICPA’s Practice Aid). In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with AICPA’s Practice Aid, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Other significant factors included:
•the rights, preferences and privileges of our preferred shares as compared to those of our ordinary shares, including the liquidation preferences of our preferred shares;
•our results of operations, financial position and the status of research and development efforts;
•arms-length transactions involving recent rounds of preferred share financings;
•the composition of, and changes to, our management team and board of directors;
•the lack of liquidity of our ordinary shares;
•our stage of development and business strategy and the material risks related to our business and industry;
•the valuation of publicly traded companies in relevant industry sectors, as well as recently completed mergers and acquisitions of peer companies;
•any external market conditions affecting relevant industry sectors;
•the likelihood of achieving a liquidity event, such as an initial public offering (IPO) or a sale of our company, given prevailing market conditions; and
•the state of the IPO market for similarly situated privately held comparable companies.
In valuing our ordinary shares, the fair value of our business was determined using various valuation methods, including combinations of the income approach (discounted cash flow method) and the market approach (public company market multiple method) with input from management. The income approach involves applying an appropriate risk-adjusted discount rate to projected cash flows based on forecasted revenue and costs. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple was determined, which was applied to our operating results to estimate the enterprise value of our company.
Once the enterprise value was determined under the market approach, we derived the equity value of our company and used the option pricing model to allocate that value among the various classes of securities to arrive at the fair value of the ordinary shares.
Upon the listing of our ordinary shares on The Nasdaq Global Select Market, our ordinary shares will be publicly traded, and we will use that market price to value our ordinary shares. Increases and decreases in the market price of our ordinary shares will also increase and decrease the fair value of our share-based awards granted in future periods.
Recent Accounting Pronouncements
For more information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
JOBS Act Accounting Election
We are an “emerging growth company,” as defined in the JOBS Act. The JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk. The majority of our sales and expenses are denominated in U.S. dollars. Since we operate in many countries, a portion of our international operational expenses is denominated in foreign currencies and exchange volatility could positively or negatively impact those operating expenses. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Additionally, we may hold certain assets and liabilities, including potential tax liabilities, in local currency on our consolidated balance sheet. These tax liabilities would be settled in local currency. Foreign exchange gains and losses from remeasuring the tax liabilities are recorded to interest and other income, net. We do not believe that foreign exchange volatility has had a material impact on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.
Although we have not entered into foreign currency derivatives to hedge our foreign currency exposure to date, in the future, we may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures.
To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the impact that a hypothetical adverse change in exchange rates would have had on our financial statements, with all other variables held constant. If the U.S. dollar weakened by 10%, our operating expense in fiscal 2021 and three months ended July 31, 2021 would have increased by approximately 2% and 3%, respectively.

BUSINESS
Mission Statement
Our mission is to deliver high-speed solutions to break bandwidth barriers on every wired connection in the data infrastructure market.
Company Overview
Credo is an innovator in providing secure, high-speed connectivity solutions that deliver improved power and cost efficiency as data generation and corresponding bandwidth requirements increase exponentially throughout the data infrastructure market.
Our innovations ease system bandwidth bottlenecks while simultaneously improving on power, security and reliability. Our connectivity solutions are optimized for optical and electrical Ethernet applications, including the emerging 100G (or Gigabits per second), 200G, 400G and 800G markets. Our products are based on our Serializer/Deserializer (SerDes) and Digital Signal Processor (DSP) technologies. Our product families include integrated circuits (ICs), Active Electrical Cables (AECs) and SerDes Chiplets. Our IP solutions consist primarily of SerDes IP licensing.
Data generation has increased dramatically over the past ten years, creating new and complicated challenges in both circuit and system design. Our proprietary SerDes and DSP technologies enable us to disrupt competition in existing markets, lead the way into emerging markets and innovate to create new market opportunities. While many others in the data infrastructure industry struggle to meet customers’ increasing performance and energy efficiency requirements, we continue to innovate to deliver groundbreaking solutions. A recent example is the announcement of our HiWire Switch AEC and open-source implementation with Microsoft that helps realize Microsoft’s vision for a highly reliable network-managed dual-Top-of-Rack (ToR) architecture (a network architecture design in which computing equipment located within the same or an adjacent rack are, for redundancy, connected to two in-rack network switches, which are, in turn, connected to aggregation switches via fiber optic cables), overcoming complex and slow legacy enterprise approaches, simplifying deployment and improving connection reliability in the datacenter.
The multibillion dollar data infrastructure market that we serve is driven largely by hyperscale data centers (hyperscalers), high performance computing (HPC) and 5G infrastructure. The demands for increased bandwidth, improved power and cost efficiency and heightened security have simultaneously and dramatically expanded as work, education and entertainment have rapidly digitized across myriad endpoint users.
Within the data infrastructure ecosystem, we target the wired connectivity market as it relates to communication electronics, which Gartner forecasts will grow from $12 billion in 2020 to $17 billion in 2025.* 650 Group forecasts that within this market, hyperscalers will be one of the primary drivers of growth for connectivity solutions and that higher speed 400G and 800G ports in the datacenter in particular will grow at a 49% compound annual growth rate (CAGR) from 2020 to 2025. Additionally, we estimate that the market for high-speed connectivity products will grow from $2 billion in 2022 to $5 billion in 2025. Our core technology is standard-agnostic, and any high-speed connectivity environment, such as the enterprise, HPC or consumer environment, could be a target for our disruptive solutions. We believe our market opportunity will continue to grow as the technical challenges of delivering higher speeds create increasingly challenging technical or cost hurdles for incumbent providers.
We design, market and sell both product and IP solutions. We help define industry conventions and standards within the markets we target by collaborating with technology leaders and standards bodies. We contract with a variety of manufacturing partners to build our products based on our proprietary SerDes and DSP technologies. We develop standard solutions we can sell broadly to our end markets and also develop tailored solutions designed to address specific customer needs. Once developed, these tailored solutions can generally be broadly leveraged across our portfolio and we are able to sell the part or license the IP into the broader market.
We have global sales, marketing and business development teams responsible for identifying and building our customer relationships. We sell our products to hyperscalers and cloud infrastructure providers, as well as 5G wireless, enterprise networking and HPC customers. We are engaged with five of the top seven hyperscalers (measured by their total capital expenditures across all vendors for the twelve months ended March 31, 2021, and our customer base includes over 20 blue chip clients, including more than 10 original equipment manufacturers (OEMs) and original design manufacturers (ODMs), over 10 optical module manufacturers and other leading enterprises.
During the three months ended July 31, 2020 and 2021, we generated $11.0 million and $10.7 million in total revenue, respectively. Product sales and product engineering services revenue comprised 60% and 80% of our total revenue in the three months ended July 31, 2020 and 2021, respectively, and IP license and IP license engineering services revenue represented 40% and 20% of our total revenue in the three months ended July 31, 2020 and 2021, respectively. Geographically, 58% and 40% of our total revenue in the three months ended July 31, 2020 and 2021, respectively, was generated from revenue in North America, and 42% and 60% of our total revenue in the three months July 31, 2020 and 2021, respectively, was generated from revenue in the rest of the world, primarily in Asia. During the three months ended July 31, 2020 and 2021, we generated $4.8 million and $12.6 million in net loss, respectively, and $4.6 million and $12.1 million in adjusted net loss, respectively.
During fiscal 2020 and 2021, we generated $53.8 million and $58.7 million in total revenue, respectively. Product sales and product engineering services revenue comprised 31% and 63% of our total revenue in fiscal 2020 and 2021, respectively, and IP license and IP license engineering services revenue represented 69% and 37% of our total revenue in fiscal 2020 and 2021, respectively. Geographically, 67% and 75% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in North America, and 33% and 25% of our total revenue in fiscal 2020 and fiscal 2021, respectively, was generated from revenue in the rest of the world, primarily in Asia. During fiscal 2020 and 2021, we generated $1.3 million in net income and a $27.5 million in net loss, and $2.5 million in adjusted net income and $13.9 million in adjusted net loss, respectively. See “Management’s Discussion and Analysis—Non-GAAP Financial Measure” for a definition of adjusted net income and a reconciliation between adjusted net income (loss) and net income (loss).
Founded in 2008, Credo has an international footprint with offices in North America and Asia. Our registered mailing address is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Industry Overview
We believe we are well positioned to benefit from the strong secular tailwinds driving the data infrastructure market, which is being driven by several factors, including:
Explosion of Data Generation and Network Traffic: Cloud workloads, already vast and expanding, the proliferation of streaming video, 5G wireless deployment, expansion of the Internet of Things (IoT) and growing adoption of artificial intelligence are creating an explosion of data, which is straining existing data infrastructure and forcing paradigm shifts from transistor to system level. According to International Data Corporation, the amount of data created, captured, copied and consumed in the world is expected to increase by approximately 2.8 times, from 64 Zettabytes (ZB)2 in 2020 to more than 179ZB in 2025, reflecting a projected CAGR of 23%. This rapid growth in data and the related data traffic across networks is leading to bandwidth barriers and bottlenecks, creating the need for solutions that can enable faster connectivity speeds while addressing power constraints and security requirements.
2 One Zettabyte is equal to one trillion Gigabytes.

Demand from All Corners of Digital Infrastructure: Increased data traffic requires increased data bandwidth. Participants across the data infrastructure ecosystem require higher performance connectivity solutions. We see this demand led by hyperscalers, whose position at the nexus of data infrastructure aggregates the incremental increases at the network edge, quickly followed by demand from 5G carriers. Furthermore, as the industry develops and bandwidth requirements proliferate, we expect to see these same dynamics extend more broadly, driving increased adoption in enterprise, HPC and consumer applications.
Hyperscalers, which are companies with the ability to seamlessly provision and add compute, memory, networking, and storage resources to a given node or set of nodes that make up a larger computing, distributed computing or grid computing environment, are one of the primary drivers of demand for high speed, low power connectivity solutions. By 2025, 650 Group forecasts that hyperscalers will purchase 39% of the Ethernet switches sold to the data center market, up from approximately 25% today. We expect hyperscalers to increase their bandwidth requirements as technological advances enable single-lane data rates to accelerate from 25G to 50G to 100G and beyond, powering link speeds of 100G, 200G/400G and 800G+. 650 Group estimates that total Ethernet ports in the datacenter will grow at a 6% CAGR from 2020 to 2025 with higher speed switches capturing a greater share of overall ports. 650 Group further estimates that 400G and 800G switches together are expected to grow at a 49% CAGR over the same period.
The following chart from the industry research group LightCounting illustrates the projected Ethernet IC chipset shipments by speed, illustrating the evolution of data transmission rates and the resulting bandwidth. According to LightCounting, shipments of 50G or slower Ethernet IC chipsets is expected to decline from 36.2 million shipments in 2020 to 23.9 million shipments in 2025, a CAGR of (8%), while shipments of 100G Ethernet IC chipsets is expected to grow from 11.5 million shipments in 2020 to 25.6 million shipments in 2025, a CAGR of 17%. Projected growth for the fastest chips is even higher.

LightCounting projects that shipments of 200G or faster Ethernet IC chipsets will grow from 1.1 million in 2020 to 20.2 million in 2025, a CAGR of 78%.

Projected Ethernet IC Chipset Shipments by Speed
LIGHTCOUNTING
Chipsets supplied annually (in mms)
80
70
60
50
40
30
20
10
-
2020
2021
2022
2023
2024
2025
3
11
7
26
24
≤ 50 GbE
100 GbE
200 GbE and 2x200GbE
400 GbE
2x400G, 800G

Source: LightCounting

As data transfer speeds increase, there are other implications for hyperscaler infrastructure. To achieve the benefits of higher bandwidth, every link in the hyperscaler data infrastructure must be accelerated, from the electrical connections on the switch ICs and packages, to the electrical connections on the switch and server printed circuit boards (PCBs) and ultimately to the electrical and optical connections in the cables and transceivers. In addition, given limited power budgets, there is a strong need for better power efficiency per bit transferred.
Similarly, with the global deployment of 5G networks, wireless carriers are also increasingly seeking higher performance connectivity solutions. According to Qualcomm, 5G is designed to support a 100x increase in traffic capacity and network efficiency. 5G basebands require ICs that support higher volumes of data traffic as compared to previous generations, causing 5G carriers to demand high-speed connectivity. The deployment of 5G networks will immediately require 50G ports for the infrastructure. We expect to address such demand with our 50G per lane and 100G per lane solutions. Coupled with the growth in data traffic and the desire to minimize latency and maximize uptime, we expect that 5G expansion will drive increased demand for faster connectivity.
Beyond hyperscalers and 5G networking, the evolution of connectivity standards for servers such as Peripheral Component Interconnect Express and consumer devices such as Universal Serial Bus (USB) present an additional long-term opportunity. As these connectivity standards move to higher-speed data rates and higher order modulation, innovation in power efficiency and cost efficiency will be required to deliver competitive connectivity solutions. We expect that demand for increasingly sophisticated connectivity solutions will grow alongside the evolution of these standards. We estimate that the combined PCIe and USB markets will increase from $1 billion in 2022 to almost $3 billion in 2025.
Increasing Shift to DDC: Hyperscalers and 5G network operators are rapidly evolving their network topology architectures as they move towards higher speeds. Increasingly, these customers are looking to Distributed, Disaggregated Chassis (DDCs), which separate the traditional, proprietary chassis used for switching and routing into its building blocks so it can more efficiently scale. The move to DDCs enables the use of standards-based hardware, a choice in software and the ability to avoid vendor lock-in. However, legacy connectivity options are poorly suited to address this evolution. Optical transceivers and Active Optical Cables (AOCs) suffer from high power consumption, high costs and poor longevity, and passive DACs are too thick and short-reaching to route at the required densities. This is leading to increasing interest in AEC technology as a key enabling technology for DDC architectures, as AECs reduce DDC power consumption, improve reliability and enable density levels not achievable with legacy solution.
Historically, the connection between server Network Interface Cards (NICs) and ToR ports has been dominated by passive Direct Attach Cables (DAC) technology. For example, according to estimates by 650 Group, 94% of ToR Ports in U.S. and China-based hyperscalers were connected to NICs by DACs in 2020. However, hyperscalers are increasingly looking to active cables, such as AECs, because, at higher data rates, DACs cannot attain the reach necessary for certain datacenter layouts. But AECs also augment ToR and NIC functions by integrating additional system-level features into the cables. Unlike DACs, they are active components in the network, but unlike most other components of the network they can be integrated at any time, without significant downtime. This enables, for example, upgrades to dual-ToR redundancy, or extended life for older servers through in-cable speed shifting. 650 Group believes that active cables for U.S. and Chinese hyperscalers will grow from 3% of NIC-ToR connections in 2021 to 49% of NIC-ToR by 2025, as illustrated in the table below.
Our Market Opportunity
We believe we are in the early stages of penetrating a massive opportunity. We benefit from the strong secular tailwinds in the data infrastructure market. Within the large and growing data infrastructure ecosystem, our offerings target the wired connectivity market as it relates to communication electronics. According to Gartner, the wired connectivity market for communication electronics is expected to grow from $12 billion in 2020 to $17 billion in 2025.* 650 Group forecasts that within this market, hyperscalers will be one of the primary drivers of growth for connectivity solutions and that higher speed 400G and 800G switches in the datacenter in particular will grow at a 49% CAGR from 2020 to 2025. Additionally, we estimate that the market for high-speed connectivity products will grow from $2 billion in 2022 to $5 billion in 2025. We specialize in providing high-performance, energy-efficient and cost-effective connectivity solutions. With the continued exponential growth of data traffic, we expect rising demand for our products as speed requirements increase over time. Additionally, we intend to continue to develop new offerings that will expand the capabilities of our portfolio and address a broader section of the total wired connectivity market.

Our Competitive Strengths
We believe our key competitive strengths include the following:
Foundational Intellectual Property: We believe our technology leadership is based on our strong SerDes IP portfolio. Our purpose-built mixed-signal and DSP architectures are the foundation of our high-performance, power-efficient and cost-effective connectivity solutions. We believe this IP portfolio provides us with a significant competitive advantage.
Proven Demand from Tier 1 Customer Base: We are engaged with five of the top seven hyperscalers (measured by their total capital expenditures across all vendors for the twelve months ended March 31, 2021), and our customer base includes over 20 blue chip clients, including more than 10 OEMs and ODMs, over 10 optical module manufacturers and other leading technology companies. Our engagements with hyperscalers to date include design wins, as well as other commercial arrangements entered into in the ordinary course of our business, such as development and/or supply agreements. We consider a design win to occur when a customer notifies us that it has selected our products or technology to be incorporated into a product or system under development, often as part of a competitive technology review and bid process. While not legally enforceable contractual obligations, we believe design wins are an important step towards the adoption of our products or technologies by a customer, as competition for design wins is a highly selective process and generally results in the customer devoting substantial resources in partnering with us in development. The demand for our products and solutions by these leading technology companies demonstrates the strong demand for the enterprise-grade functionality, scalability, reliability and security that we offer.
Comprehensive Family of Connectivity Solutions: Our extensive solutions portfolio includes HiWire AECs, Optical PAM4 DSPs, Line Card PHYs, SerDes Chiplets for Multi-Chip Module (MCM) package integration and SerDes IP licensing. Our suite of products and technologies address our customers’ various bandwidth, power, cost, security, reliability and end-to-end signal integrity requirements. We believe we can provide superior service to our customers by serving as a single point of contact. Furthermore, our extensive knowledge and experience across a range of connectivity offerings better enables us to identify potential bottlenecks and design solutions to address them, differentiating us from competitors focused on point solutions.
Best-in-Class Technology: We believe we are at the forefront of the high performance connectivity market. Our architectural approach enables us to design in mature fabrication processes yet still deliver leading edge performance and power at a significantly lower cost. Our optimized SerDes architectures achieve industry-leading power efficiency on small die areas in cost-effective mature processes.
Culture of Continuous Innovation: We have a history of innovation and pioneering new technologies including:
•Early demonstration and productization of 112G SerDes for Optical and Electrical links
•Pioneer in 100G, 200G and 400G AEC market, establishing a new product category
•Industry-leading low power gearbox for 56G and 112G per lane applications
•Delivering 112G XSR IP for MCM solutions
•Production shipments of SerDes Chiplets, including two versions of 3.2Tbps Chiplets
•Shipping industrial temperature (iTemp) PAM4 DSP for 5G market
•First to deliver 40G PAM3 SerDes
•Created HiWire Switch cable and open-sourced implementation with Microsoft in order to help realize their vision for a highly reliable network-managed dual-ToR architecture

We believe our culture of continuous innovation positions us as a market leader with best-in-class products and IP solutions.
Top Industry Talent and Experienced Leadership Team: We employ an engineering-focused workforce as well as a highly technical management team with deep industry experience and connectivity expertise. Our global team included 293 engineers as of September 30, 2021, while our international footprint allows us to continue attracting talent needed to support our business. We are led by a team of seasoned semiconductor and connectivity experts. Many of our executives have more than 20 years of semiconductor innovation experience and an extensive track record of successful leadership across multiple semiconductor companies.
Our Growth Strategy
To further our mission of providing secure, high-speed connectivity solutions, we intend to focus on the following strategic areas:
•Extend our leadership in SerDes technologies. Our proprietary SerDes architectures have underpinned our products and IP solutions since our inception. We intend to continue investing in research and development in our SerDes design to expand our technology leadership.
•Broaden our portfolio of products and IP solutions. We intend to continue to broaden our portfolio of offerings by developing new products and IP solutions to meet the evolving needs of the data infrastructure ecosystem as well as expand into adjacent markets we do not serve today.
•Attract and acquire new customers. We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities.
•Extend and deepen relationships with existing customers. We have demonstrated our ability to sell multiple of our connectivity solutions to several of our Tier 1 customers, and we will continue to seek to extend and deepen our relationships with existing customers. These relationships with leading hyperscalers, OEMs, ODMs and optical module manufacturers give us insight and extensive visibility into product designs, design specifications, development, production timeline, product implementation and product innovation. Our direct relationships enable us to better anticipate our customer needs and will facilitate our ability to sell multiple connectivity solutions to our customers over time.
Our Products and Solutions
We are pioneering comprehensive Ethernet connectivity solutions that deliver high bandwidth, scalability and end-to-end signal integrity for next-generation platforms. Today, we offer the following products and solutions: HiWire AECs, Optical PAM4 DSPs, Line Card PHYs, SerDes Chiplets and SerDes IP.
HiWire AECs: HiWire AECs are copper interconnect cables designed for affordable, low power operation at 100G, 200G, 400G, and 800G data speeds. HiWire AECs enable hyperscalers and 5G architects to accelerate the transition to DDC by offering a high-performance alternative to short, thick DACs and high power, high-cost AOCs. DDCs allow providers to pair hardware from ODMs with open source and third-party software to address issues surrounding operating expenses, flexibility and cost in traditional chassis applications. Our ToR to NIC AEC solutions enable hardware architects to pair commodity NIC and ToR hardware with value-added AECs to address needs related to redundancy and racking plans. Our HiWire AEC solutions include SWITCH, SPAN, SHIFT and CLOS AECs:
•Credo HiWire SWITCH AEC enables a NIC to connect to two ToRs in an Active/Standby configuration for sub-millisecond failover that is fully network operating system managed. This enables the simplicity of a single NIC-ToR connector for the server and user with reliability and convergence times that are superior to legacy link aggregation structures.
•Credo HiWire SPAN AECs are a plug and play replacement of AOC for high-speed interconnects. Intended for rack-to-rack connectivity, these cables support up to 7-meter reach, consume up to 50% less power than AOCs, cost up to 50% less than AOCs and offer a 10-year service life.
•Credo’s HiWire SHIFT AECs are a lower power, lower cost replacement to optical transceivers for high speed interconnects that provides connectivity between PAM4 (a modulation scheme that doubles a network’s data rate by combining two bits into a single symbol with four amplitude levels) and non-return-to-zero (NRZ) ports with speed shifting and forward error correction (FEC) termination in-cable.
•Credo HiWire CLOS AECs are specifically designed for high density in-rack or HPC rack-to-rack interconnect to support CLOS architectures, a type of non-blocking, multistage switching architecture that reduces the number of ports required in an interconnected fabric. With up to 50% less power than optical solutions and up to 75% less volume than DACs, these AECs enable CLOS cabling densities up to 1,000 cables per rack.
Optical DSPs: We provide high-performance, low-power and cost-effective 50G to 400G PAM4 optical DSPs across a broad spectrum of use cases, speeds and bandwidths. The DSPs enable optical interconnect for cloud-scale, hyperscale and enterprise data center build-outs with 100G to 800G PAM4 optical modules and build-outs for 5G wireless service providers with 50G optical modules. These full-featured DSPs utilize our industry-leading transmitters and low bit error rate (BER) receivers, and are optimized for cost-effective production.
Our extensive optical product portfolio comprising our Dove and Seagull product families includes PAM4 DSPs for 50G, 100G, 200G, 400G and 800G PAM4 optical interconnects. Our proprietary DSP technology and equalization techniques help compensate for optical impairments to achieve optimal overall system performance, signal integrity and power efficiency. We introduced 50G PAM4 DSPs to operate over the full industrial temperature range of -40°C to +85°C module case and that are ideal for use in 5G wireless / enhanced Common Public Radio Interface front-, mid- and back-haul applications. The integrated DSP technology is critical in 5G wireless applications where cost-effective solutions are required, enabling wider use of Directly Modulated Lasers and un-cooled optics.
Line Card PHYs: We are enabling data connectivity and security in hyperscale and enterprise data centers with leading edge, low-power line card PHY solutions. Our Retimers, Gearboxes and MACsec / IPSEC devices support PAM4 / NRZ backplane and line card connectivity up to 112G per lane, supporting platforms up to 25.6 Terabits per second (Tbps) with 800G ports. Dedicated and multi-mode Retimers, Gearboxes and MACsecs, built around our low power, high performance SerDes IP, enable our customers to meet performance, power and price objectives.
Our Line Card PHY product families include our Black Hawk and Bald Eagle products for Retimers and Gearboxes, as well as our Owl series for MACsec / IPSEC applications.
SerDes Chiplets: SerDes technology enables data transmission at high rates while minimizing the number of interconnects required. As the bandwidth of interconnects increase, the complexity of the design for signal transmission increases. Our SerDes architecture has made it possible to deliver cost- and power-effective SerDes solutions in mature process nodes and make them available in chiplet form (multiple SerDes lanes in a single die) for integration with MCM System-on-Chips (SoCs), overcoming the need for matching core logic and SerDes IP in the same process node. Our SerDes Chiplets are designed for high performance and low power from mature processes, allowing customers to fabricate their core logic in advanced processes and combine them in their MCM SoC.
SerDes IP: SerDes IP is designed for the easy SoC integration of tens to hundreds of SerDes lanes. We designed our SerDes IP to optimally balance performance, power and manufacturing process costs and risks. Our patented mixed signal and DSP architectures are the foundation of our high-performance and low-power SerDes technology. Our architectural approach enables design in a mature fabrication process while delivering leading-edge performance and power efficiency, which has led to our more than 20 IP licensing customers. Nevertheless, as part of our commitment to long-term innovation, we continuously develop technology in cutting-edge fabrication processes such as 5nm in order to enhance our competitive position, and to serve the market of IP licensing customers whose logic requires cutting-edge fabrication processes.
Our Customers
We sell our products to hyperscalers, OEMs, ODMs and optical module manufacturers as well as into the enterprise and HPC markets. We work closely and have engagements with industry-leading companies across these segments.
We currently rely and expect to continue to rely on a limited number of customers for a significant part of our revenue. In fiscal year 2021, we had three customers that each accounted for 10% or more of our total revenue. Customer A, Customer D and Customer F accounted for 32%, 12%, and 10%, respectively, of our fiscal 2021 revenue. In fiscal year 2021, 75% of our revenue was derived from customers based in North America, 24% from customers based in Asia, and 1% from other regions.
Sales and Marketing
We employ a two-pronged sales strategy targeting both the end users of our products, as well as the suppliers of our end users. By engaging directly with the end user, we are able to better understand the needs of our customers and cater our solutions to their most pressing connectivity requirements.
This strategy has enabled us to become the preferred vendor to a number of our customers across the world who, in turn, require their suppliers, OEMs, ODMs and optical module manufacturers, to utilize our solutions. For example, five optical suppliers are currently designing products with our 200G Optical DSPs, and multiple optical suppliers are designing products with us for unrelated platforms due to performance, power and price advantages.
We sell our solutions worldwide through our direct sales force. We have a sales presence in North America, Asia and Europe. Our direct sales force is supported by marketing, business development and Field Application Engineer teams across our regions. These teams are organized to align with our product verticals.
Manufacturing & Suppliers
We utilize a fabless business model, working with a network of third parties to manufacture, assemble, and test our connectivity products. This approach allows us to focus our engineering and design resources on our core competencies and to control and reduce our fixed costs and capital expenditures.
We subject our third-party manufacturing contractors to qualification requirements to meet the high quality and reliability standards required of our products. We qualify our contractors and their processes before applying technology to our products. Our engineers work closely with our third-party foundry vendor and other contractors to increase yield, lower manufacturing costs and improve product quality.
•Wafer Fabrication: We currently utilize a wide range of semiconductor process generations to develop and manufacture our products. For all of our products, we use TSMC for semiconductor wafer production.
•Package, Assembly and Testing: Upon the completion of processing at the foundry, we use third-party contractors for packaging, assembly and testing, including Amkor and ASE for packaging our IC products, KYEC and TeraPower for testing our IC products and BizLink and Foxlink for manufacturing our AEC products.

Research and Development
We view our technology as a competitive advantage and devote substantial resources to the research and development of new products and improvement of existing products. We have committed, and plan to continue to commit significant resources to technology and product innovation and development. We have assembled a team of highly skilled engineers with deep signal processing expertise who are located in San Jose, California, mainland China and Taiwan. As of September 30, 2021, we employed 261 engineers. Research and development expenses for fiscal 2020 and 2021 were $27.6 million and $34.8 million, respectively.
Intellectual Property
Our commercial success depends in part on our ability to obtain and maintain intellectual property protection for our brand and technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology.
As of April 30, 2021, we owned 40 issued patents and 28 pending patent applications in the United States, and 5 issued patents and 36 pending patent applications in mainland China. Our patent and patent application portfolio primarily relates to four main areas: Ethernet standard, network cable technology, chip manufacturing and MCM and SerDes cores. These issued patents, and any patents granted from such applications, are expected to expire between 2029 and 2041, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property.
The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated or circumvented.
Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets, including by entering into confidentiality agreements with our employees, consultants and contractors and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.
Competition
We believe we are the only company in our industry offering a complete suite of high performance connectivity solutions. Our competitors typically compete with us with respect to some, but not all, of our solutions. Our principal competitors with respect to our products include Broadcom and Marvell, as well as various DAC suppliers. Our principal competitors with respect to IP licensing include Synopsys, Cadence and Alphawave. The principal competitive factors in our market include:
•success in identifying new and emerging markets, applications and technologies;
•products’ performance, power efficiency and cost-effectiveness;
•ability to provide a broad range of connectivity products and solutions;
•ability to deliver products in large volume on a timely basis at a competitive price;
•ability to offer products and features previously not available in the marketplace; and
•extent of IP protection and enforcement of rights.
We believe competition will increase as our market grows and connectivity technology advances. New entrants could enter our market, creating additional competition in the future. Although we believe we compete favorably with respect to the above factors, our future competitiveness will depend upon our ability to continue to design, develop and market compelling solutions.
Employees
As of September 30, 2021, approximately 83% of our 351 full-time equivalent employees were engineers. Of our employees, 133 are located in North America and 216 are located in Asia. None of our employees are represented by a labor union or subject to a collective bargaining agreement, and we have never experienced a labor-related work stoppage. Additionally, we believe we maintain strong employee relations and consider our relationship with our employees to be good.
Employee Relations
Our success has been built on attracting, motivating and retaining a talented and driven workforce, particularly on our design and technical teams, but also our senior management and support personnel. Our teams of engineers are our most valuable assets. Our core philosophy is that our employees are our most important backers, investing their time and professional reputations in the company. We have a diverse workforce that represents many cultures and we celebrate our diversity by fostering inclusion across our multinational organization. We consider our global employee relations to be good.
Our objective is to attract and retain talented and experienced employees, advisors and consultants. Our team members often leverage their professional networks, and we also use online search tools, specialized recruiting firms, internships and university hires to ensure a varied outreach approach for candidates. We offer a combination of competitive base salary, time-based equity incentives and discretionary bonuses, which have generally been linked to financial performance that are designed to motivate and reward personnel with annual grants of share-based incentive compensation awards to our employees, some of which vest over a period of four years, plus other benefits, in order to increase member value and the success of our company by motivating our team to perform to the best of their abilities and achieve both our short- and long-term objectives. We offer competitive benefits tailored to local markets and laws and designed to support employee health, welfare and retirement; examples of such benefits may include paid time off; 401(k), pension or other retirement plans; basic and voluntary life, disability and supplemental insurance; medical, dental and vision insurance; and flexible spending accounts. Our global training and development program focuses on harassment-free workplace and diversity topics, as well as ethics and compliance.
Our company-wide compensation structure is intended to align incentives with the success of Credo. This includes our executives, whose incentives are generally the same as the rest of our employees. We believe that this fosters harmony within the company, as all teams are working together towards the same goals. For more details regarding our executive compensation, refer to the section titled “Executive Compensation” elsewhere in this prospectus.

Our ongoing focus on workplace safety and compliance to applicable regulations has enabled us to preserve business continuity while ensuring a safe work environment during the COVID-19 pandemic, including work-from-home arrangements for a substantial portion of our workforce and reduced capacity for those that have returned to the office, adhering to local health authority guidelines. We also comply with applicable laws and regulations regarding workplace safety and are subject to audits by entities such as the Occupational Safety and Health Administration in the United States. We rely on third parties to manufacture our products and require our suppliers to maintain a safe work environment, as described in further detail under “—Manufacturing & Suppliers.”
Facilities
We lease 51,740 square feet of office space in San Jose, California under a lease expiring February 28, 2022. We are under contract to lease 87,608 square feet of office space in San Jose, California. Under the terms of that lease we will have access to the space no later than February 1, 2022. The lease expires on October 31, 2030. We also lease approximately 45,600 square feet of office space in Shanghai under leases expiring November 30, 2024 (with an option to extend), and approximately 12,300 square feet of office space in Zhubei City, Taiwan, under a lease expiring June 30, 2023. We lease additional small spaces in mainland China and the United States to support local staff.
We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we continue to add employees and grow our business. We believe that new spaces will be available at reasonable terms in the future in order to meet our needs.
Permissions to Operate Business in the PRC and Hong Kong
Under the current effective PRC laws, our PRC subsidiaries are required to obtain or complete the following primary permissions, filings or procedures for their operations: (i) business license for each of our PRC subsidiaries, (ii) foreign investment reporting; (iii) foreign exchange registration and (iv) customs filings. Our PRC subsidiaries have received all requisite permissions as listed above, and none of those permissions have been denied as of the date of this prospectus.
Under the current effective Hong Kong laws, our Hong Kong subsidiaries are required to obtain or complete the following primary permissions, filings or procedures for their operations: (i) Certificate of Incorporation for each of our Hong Kong subsidiaries; and (ii) Business Registration Certificate for each of our Hong Kong Subsidiaries. Our Hong Kong subsidiaries have received all requisite permissions as listed above, and none of those permissions have been denied as of the date of this prospectus.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on us. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Executive Officers
William (Bill) Brennan	57	President, Chief Executive Officer and Director
Daniel Fleming	54	Chief Financial Officer
Adam Thorngate-Gottlund	40	General Counsel and Secretary
Chi Fung Cheng	53	Chief Technology Officer and Director
Yat Tung Lam	55	Chief Operating Officer and Director

Non-employee Directors
Pantas Sutardja(3)	58	Director
Lip-Bu Tan(1)(2)	61	Director
David Zinsner(1)(2)(3)	52	Director
Manpreet Khaira(1)	55	Director
_____________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Bill Brennan has served as our Chief Executive Officer and a member of our board of directors since September 2014 and previously served as the Chief Executive Officer and a member of the board of directors of our predecessor entity from December 2013 to September 2014. Prior to joining Credo, Mr. Brennan served as Executive Vice President of Vital Connect, Inc., a biosensor technology company, where he was responsible for business strategy and partner development, from August 2011 to November 2013. Mr. Brennan also served as Vice President in the storage business unit of Marvell, which develops and produces semiconductors and related technology, from May 2000 to August 2011. Prior to joining Marvell, Mr. Brennan served as an Account Manager with Texas Instruments Incorporated, a technology company that designs and manufactures semiconductors and various ICs, from June 1986 to January 1993. Mr. Brennan received his B.S. in Electrical Engineering and Computer Science from the University of Colorado.
We believe Mr. Brennan’s career in the semiconductor industry, including his experience at Marvell, qualify him to serve on our board of directors.
Dan Fleming has served as our Chief Financial Officer since August 2015. Prior to joining Credo, Mr. Fleming served as Vice President of finance at Siva Power, Inc., a thin-film solar power company, where he was responsible for Siva Power’s finance, accounting and administration functions from January 2012 to July 2015. Prior to joining Siva Power, Mr. Fleming held various financial management positions at SunPower Corporation, a solar power company, Marvell, Prism Solutions, Inc. and Xilinx, Inc., a semiconductor manufacturing company. Mr. Fleming began his professional career as a circuit design engineer at AT&T. Mr. Fleming received a B.S. in Electrical Engineering from the Pennsylvania State University and an M.B.A in Finance from the Kelley School of Business at Indiana University.
Adam Thorngate-Gottlund has served as our General Counsel since November 2016. Prior to joining Credo, Mr. Thorngate-Gottlund was an associate attorney at the Royse Law Firm PC from

September 2014 to November 2016 and at Hudson Martin Ferrante Street Witten & June PC from October 2013 to September 2014. Mr. Thorngate-Gottlund received a B.A. in History and Drama from Vassar College, and a J.D. from the University of Minnesota Law School.
Chi Fung (Lawrence) Cheng has served as our Chief Technology Officer and a member of our board of directors since September 2014 and previously served as the Chief Technology Officer and a member of the board of directors of our predecessor entity from September 2008 to September 2014. Prior to co-founding Credo, Mr. Cheng served as an Engineering Director of analog design for Marvell from November 1997 to August 2008. From 1994 to 1997, Mr. Cheng served as Staff Engineer at Actel Corporation, a manufacturer of ICs. Mr. Cheng received an M.S. in Electrical Engineering from Purdue University.
We believe Mr. Cheng’s technical expertise and his experience at Marvell qualify him to serve on our board of directors.
Yat Tung (Job) Lam has served as our Chief Operating Officer and a member of our board of directors since September 2014. Mr. Lam served as Chief Executive Officer, Chief Operating Officer and a member of the board of directors of our predecessor entity from August 2008 to November 2013, November 2013 to September 2014 and 2008 to September 2014, respectively. Prior to founding Credo, Mr. Lam served in various roles for Marvell, from Senior Design Engineer when he started in June 1997 to Senior Design Engineering Director by the time he left in August 2008. Mr. Lam also served as a member of the technical staff at Amlogic, Inc., a fabless manufacturing company, from May 1996 to June 1997, and as a Senior Design Engineer at Integrated Device Technology, Inc., which designs, manufactures and markets semiconductor solutions, from May 1993 to June 1996. Mr. Lam holds a B.S. in Electrical Engineering from Oklahoma State University and an M.S. in Electrical Engineering from University of Minnesota.
We believe Mr. Lam’s experience at Marvell qualifies him to serve on our board of directors.
Non-employee Directors
Pantas Sutardja has served as a member of our board of directors since August 2015. Mr. Sutardja is the founder and has served as Chief Executive Officer of LatticeWork, a consumer electronics company, since 2013. Prior to Credo, Mr. Sutardja co-founded Marvell and served in various positions from January 1995 to February 2014, starting as VP of Engineering and finishing as Chief Technology Officer. He also served on the board of directors at Marvell from January 1995 to February 2013. He received his PhD degree in Electrical Engineering and Computer Science from the University of California, Berkeley.
We believe Mr. Sutardja’s prior experience at Marvell, his service on its board of directors and his service as the Chief Executive Officer of Latticework qualify him to serve on our board of directors.
Lip-Bu Tan has served as a member of our board of directors since October 2019. Mr. Tan has served as Chief Executive Officer of Cadence, a multinational computational software company, since 2009. From January 2009 to November 2017, Mr. Tan also served as President of Cadence. In 1987, Mr. Tan founded Walden International, an international venture capital firm, and has served as its Chairman since its founding. Mr. Tan also serves as a director of Schneider Electric SE, a multinational energy company, and SoftBank Group Corp., a multinational holding company. Mr. Tan also previously served as a director of Hewlett Packard Enterprise Company, a technology company, from November 2015 to April 2021. Mr. Tan served as a director of Flextronics International Ltd. from 2003 to 2012, Inphi Corporation, a semiconductor component company, from 2002 to 2012, SINA Corporation, a Chinese technology company, from 1999 to 2015, Ambarella, Inc., a fabless semiconductor design company, from 2004 to 2017, Quantenna Communications, Inc., a communication device company, from 2015 to 2018, Semiconductor Manufacturing International Corporation, a semiconductor manufacturing company, from 2001 to 2018, Aquantia Corp., a manufacturer of high-speed transceivers, from 2015 to 2019 and

Advanced Micro-Fabrication Equipment Inc. China, a China-based global semiconductor microfabrication equipment company, from 2005 to 2020.
We believe Mr. Tan’s extensive experience serving on public company boards of directors, and his experience as Chief Executive Officer of Cadence, qualify him to serve on our board of directors.
David Zinsner has served as a member of our board of directors since October 2019. Mr. Zinsner has served as Chief Financial Officer and Senior Vice President at Micron Technology Inc., a publicly-traded semiconductor company, since February 2018. Mr. Zinsner served as the President and Chief Operating Officer of Affirmed Networks, a software company, from April 2017 to February 2018. From January 2009 to April 2017, Mr. Zinsner served as the Senior Vice President of Finance and Chief Financial Officer of Analog Devices, Inc., a multinational semiconductor company. From July 2005 to January 2009, Mr. Zinsner served as the Senior Vice President and Chief Financial Officer of Intersil Corporation, a semiconductor company. Mr. Zinsner holds an M.B.A., Finance and Accounting from Vanderbilt University and a B.S. in Industrial Management from Carnegie Mellon University.
We believe Mr. Zinsner’s financial expertise, and his experience as Chief Financial Officer of Micron, qualify him to serve on our board of directors.
Manpreet Khaira has served as a member of our board of directors since September 2021. Mr. Khaira has served as Vice President and General Manager of Skyworks Solutions, Inc., a publicly-traded innovator of high-performance analog semiconductors connecting people, places and things, since August 2018, when it acquired Avnera Corporation, a manufacturer of low-power analog systems-on-chip technology for audio, voice, speech and sensor applications, which Mr. Khaira co-founded and where he has served as Chairman, President and Chief Executive Officer since November 2003. Previously, Mr. Khaira co-founded and served as Chairman, President and Chief Executive Officer of Mobilian Corporation, a wireless systems company, from February 1999 to November 2003, when it was acquired by Intel. He received his M.S. in Computer Science from Carnegie Mellon University and his B.S. in Computer Science and Engineering from the Indian Institute of Technology, Kharagpur, India.
We believe Mr. Khaira’s experience as a founder and executive of high-growth semiconductor companies qualify him to serve on our board of directors.
Board Structure and Compensation of Directors
Upon completion of the offering, our board of directors will consist of          members. Our board has determined that each of Pantas Sutardja, Lip-Bu Tan, David Zinsner and Manpreet Khaira is independent under applicable Nasdaq rules.
Upon completion of the offering, our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of shareholders in 2022, 2023 and 2024, respectively. At each annual meeting of shareholders, directors will be appointed to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors.
Upon completion of the offering, directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $               . Each non-employee director also will receive a fee of $               for each board meeting and each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $               and the chairmen of the nominating and corporate governance and compensation committee will each receive an annual fee of $               . Each non-employee director also will receive an annual grant of restricted shares under our 2021 Equity Incentive Plan having a fair market value (as defined in the plan) of $               .

Board Committees
Audit Committee
The members of our audit committee are Lip-Bu Tan, David Zinsner and Manpreet Khaira. Mr. Zinsner is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Mr. Tan, Mr. Zinsner and Mr. Khaira is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:
•selecting a firm to serve as the independent registered public accounting firm to audit our financial statements and determining its compensation;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing material related party transactions or those that require disclosure; and
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
The members of our compensation committee are Lip-Bu Tan and David Zinsner. Mr. Tan is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the U.S. Internal Revenue Code (Code), and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:
•determining and approving, or recommending that our board of directors approve, the compensation of our executive officers;
•reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material agreements;
•reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our share and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Pantas Sutardja and David Zinsner. Mr. Zinsner is the chairman of our nominating and corporate governance committee. Mr. Sutardja  and Mr. Zinsner meet the requirements for independence under the current Nasdaq listing standards. Our nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•evaluating the independence of directors and director nominees against the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations;
•overseeing the process of evaluating the performance of our board of directors; and
•assisting our board of directors on corporate governance matters.
Code of Ethics
In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.
Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.
Indemnification and Insurance
As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Act does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there has been actual fraud, willful default, willful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as “equitable fraud” on the part of the director or officer in question.
Our amended and restated memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability, if any, that they may incur by their own actual fraud, willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out their functions unless that liability arises through the actual fraud, willful neglect or default of such director, agent or officer.
We have also entered into indemnification agreements with our directors, executive officers and certain other employees under which we have agreed to indemnify each such person and hold them harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are or were our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.
In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

EXECUTIVE COMPENSATION
We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have reduced disclosure obligations regarding executive compensation compared to companies that are not emerging growth companies. Under the JOBS Act, we will remain an emerging growth company for the first five fiscal years after we complete our initial public offering, unless (a) we have total annual gross revenues of $1.07 billion or more, (b) we issue more than $1 billion in non-convertible debt over a three-year period, or (c) we are deemed to be a “large accelerated filer” under the Exchange Act.
Summary Compensation Table
The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (collectively referred to as our named executive officers or NEOs) for fiscal 2021.
Fiscal Year 2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Total ($)
William Brennan	2021	$274,006	$14,061	—	$288,067
President and Chief Executive Officer
Daniel Fleming	2021	$221,320	$10,816	182,224	$414,360
Chief Financial Officer
Adam Thorngate-Gottlund	2021	$194,853	$10,000	145,779	$350,632
General Counsel and Secretary
______________
(1)The amounts reported reflect discretionary bonuses paid to the NEOs for fiscal 2021 (see “—Fiscal Year 2021 Bonuses” below).
(2)The amounts reported in this column represent the aggregate grant date fair value of incentive share option awards granted to our NEOs during fiscal 2021, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 10 to our consolidated financial statements included elsewhere in this prospectus.
Outstanding Equity Awards at Fiscal Year End
The following table sets forth information concerning outstanding equity incentive awards held by our NEOs as of April 30, 2021.

Outstanding Equity Awards at 2021 Fiscal Year End

	Option Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options Exercisable (#)(1)	Numbers of Securities Underlying Unexercised Options Unexercisable (#)(1)(2)	Option Exercise Price ($)	Option Expiration Date
William Brennan

Daniel Fleming	5/10/2016	190,000		$0.275	5/10/2026
	11/16/2020		100,000	$2.330	11/16/2030

Adam Thorngate-Gottlund	10/19/2016	118,000		$0.280	10/19/2026
	11/16/2020		80,000	$2.330	11/16/2030
______________
(1)Reflects the grant of incentive share options under the Credo Technology Group Holding Ltd 2015 Stock Plan, as amended (2015 Stock Plan), to purchase our ordinary shares.
(2)Because all options are exercisable immediately subject to a repurchase right in favor of the Company which lapses as the options vest, this column reflects the number of options held by our named executive officers that were unvested as of April 30, 2021. 25% of the options will vest on September 1, 2021 and the remaining 75% will vest in 36 successive equal monthly installments thereafter, in each case, subject to the named executive officer’s continuous service through the applicable vesting date.
Base Salary
Each of our NEOs receives an annual base salary, which for fiscal 2021 were as follows: William Brennan - $274,006; Daniel Fleming - $221,320; and Adam Thorngate-Gottlund - $194,853.
Fiscal Year 2021 Bonuses
At the end of fiscal 2021, our Board made an assessment of overall company and individual performance for fiscal 2021 and determined that our NEOs would receive discretionary bonuses as follows: William Brennan - $14,061; Daniel Fleming - $10,816; and Adam Thorngate-Gottlund - $10,000.
Fiscal Year 2021 Equity Awards
On November 16, 2020, Messrs. Fleming and Thorngate-Gottlund were granted an award of 100,000 incentive share options and 80,000 incentive share options under the 2015 Stock Plan, respectively. See “—Outstanding Equity Awards at Fiscal Year End” for additional information with respect to such awards.
Severance and Change in Control Benefits
In the event of a change of control of the Company prior to September 1, 2021, any outstanding share options will become vested and exercisable as to 1/48th of such share options for each completed month of continuous service commencing on September 1, 2020 through the date of such change in control. Our NEOs do not have any other contractual rights to severance or change in control benefits, either pursuant to their respective offer letters or otherwise.
Other Elements of Compensation
We maintain a tax-qualified defined contribution 401(k) plan for our employees (including our NEOs), who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the

401(k) plan on the same terms as other full-time employees. Matching contributions under the 401(k) plan are discretionary. No matching contributions were made for fiscal 2021.
All of our full-time employees are eligible to participate in customary health and welfare plans. Our named executive officers are eligible to participate in these plans on same terms as other full-time employees.
Each NEO has entered into a Proprietary Information and Inventions Agreement that provides for non-disparagement covenants during the term of the NEO’s employment, employee and customer non-solicitation covenants during the term of the NEO’s employment and 12 months thereafter and perpetual confidentiality provisions.
Restrictive Covenants
Mr. Brennan has entered into a Confidential Information and Invention Assignment Agreement pursuant to which he agreed to be subject to restrictive covenants, including 24-month post-termination restrictions on solicitation of employees and consultants, and perpetual restrictions on using Company confidential information to attempt to negatively influence clients or customers from purchasing Company products or services or to solicit clients, customers or other persons to purchase of products and/or services from a competitor of the Company. Messrs. Fleming and Thorngate-Gottlund have each entered into a Proprietary Information and Inventions Agreement pursuant to which the NEO agreed to be subject to restrictive covenants, including 12-month post-termination restrictions on competition and on solicitation of employees, customers, vendors, suppliers and distributors.
Employee Benefit and Share Plans
Credo Technology Group Holding Ltd 2015 Stock Plan
We maintain the 2015 Stock Plan, which provides for the discretionary grant of equity awards to our employees, non-employee directors and consultants and our subsidiaries’ employees and consultants. Effective as of, and contingent on the completion of this offering, the 2015 Stock Plan will be terminated and no further awards will be granted under the 2015 Stock Plan. Any awards outstanding under the 2015 Stock Plan as of such time will remain subject to the terms of the 2015 Stock Plan and the applicable award agreement. There are currently awards of incentive stock options (within the meaning of Section 422 of the Code), nonstatutory share options and restricted share awards (as defined below) outstanding under the 2015 Stock Plan. Only our employees and employees of our subsidiaries are eligible to receive incentive share options under the 2015 Stock Plan.
The following sets forth a summary of certain material features of the 2015 Stock Plan, and is qualified in its entirety by the text of the 2015 Stock Plan, a form of which is filed as Exhibit 10.2 to the registration statement to which this prospectus forms a part.
Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2015 Stock Plan. Subject to the provisions of the 2015 Stock Plan, our board of directors has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2015 Stock Plan, and all decisions, interpretations and other actions by our board of directors are final and binding on all participants in the 2015 Stock Plan.
Awards. The 2015 Stock Plan provides for the grant of incentive share options and nonstatutory ordinary share options and the grant and right to purchase our ordinary shares, which may be subject to certain forfeiture conditions, or restricted share awards. The term of an incentive share option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding ordinary shares, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

As of April 30, 2021, there were 14,120,179 of our ordinary shares underlying outstanding share options under the 2015 Stock Plan. Upon the completion of this offering, any awards outstanding under the 2015 Stock Plan as of such time will remain subject to the terms of the 2015 Stock Plan and the applicable award agreement, and no further awards will be granted under the 2015 Stock Plan.
Certain Adjustments. In the event of a subdivision of our ordinary shares, a declaration of a dividend payable in shares, a combination or consolidation of outstanding shares into a lesser number of shares, a reclassification or any other increase or decrease in the number of issued shares effected without receipt of consideration by us, proportionate adjustment will automatically be made in the number of shares covered by each outstanding option and the exercise price applicable to such option. In the event of a declaration of an extraordinary dividend payable in a form other than our ordinary shares in an amount that has a material effect on the fair market value of our ordinary shares, a recapitalization, a spin-off, a reclassification or a similar occurrence, our board of directors at its sole discretion may make appropriate adjustments in the number of shares covered by each outstanding option and the exercise price applicable to such option.
Merger, Sale or Consolidation. In the event we are party to a merger, sale or consolidation, all outstanding options under the 2015 Stock Plan will be subject to the agreement of merger, sale or consolidation, which may provide for, without the concept of the optionholder, (i) continuation or assumption of any outstanding options, (ii) substitution by the surviving corporation or its parent of new options for any outstanding options, (iii) full accelerated vesting of any outstanding options or (iv) cancellation of any outstanding share options and a payment to the holder equal to the excess, if any, of the fair market value of our ordinary shares covered by such option over the exercise price.
Amendment, Suspension or Termination. Our board of directors may amend, suspend or terminate the 2015 Stock Plan at any time for any reason; provided that any amendment of the 2015 Stock Plan will subject to approval by our shareholders if it materially changes the class of persons who are eligible to receive incentive share options under the 2015 Stock Plan.
Fiscal Year 2021 Director Compensation
None of the members of our Board received compensation for their service for fiscal 2021.
As of April 30, 2021, David Zinsner held 100,000 nonstatutory share options under the 2015 Stock Plan to purchase our ordinary shares at an exercise price of $1.33 per share, of which 37,500 were vested and exercisable and the remaining 62,500 options were unvested and will vest and become exercisable in equal monthly installments through the period ending on October 18, 2023, subject to Mr. Zinsner’s continued service as a member of our Board through the applicable vesting date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”
Convertible Preferred Share Financings
Series D Convertible Preferred Share Financing
From March 2020 through June 2020, we issued and sold an aggregate of 20,027,628 of our Series D convertible preferred shares in multiple closings at a purchase price of $4.9931 per share, for aggregate gross proceeds of approximately $100.0 million.
Series D+ Convertible Preferred Share Financing
In December 2020 and May 2021, we issued and sold an aggregate of 9,880,977 of our Series D+ convertible preferred shares in multiple closings at a purchase price of at $5.80517 per share, for aggregate gross proceeds of approximately $57.4 million.
The following table sets forth the aggregate number of our convertible preferred shares acquired by our directors, officers and beneficial owners of more than 5% of our voting securities in the financing transactions described above.

Investor(1)	Series D Preferred Shares	Series D+ Preferred Shares
Lip-Bu Tan(2)	1,902,623	1,576,815
Entities affiliated with Celesta Capital(3)	1,742,403	982,641
Pin-Nan Tseng(4)	300,414	36,258
_______________
(1)Additional details regarding these participants and their equity holdings are provided in “Principal and Selling Shareholders.”
(2)Consists of the shares purchased by Celesta Capital as described in note (3) below; 500,658 Series D+ convertible preferred shares purchased by China Walden Venture Investments II, L.P.; and 160,220 Series D convertible preferred shares and 93,516 Series D+ convertible preferred shares purchased by A&E Investment LLC. Mr. Tan, a member of our board of directors, is the Managing Director of China Walden Venture Investment II G.P., Ltd, which is the general partner of China Walden Venture Investments II, L.P., and the Manager of A&E Investment LLC, an entity owned by Mr. Tan’s family trust for which Mr. Tan is a joint trustee.
(3)Consists of 200,276 Series D convertible preferred shares and 324,405 Series D+ convertible preferred shares purchased by Celesta Capital II, L.P. and 1,542,127 Series D convertible preferred shares and 658,236 Series D+ convertible preferred shares purchased by Celesta Capital III, L.P (together with Celesta Capital II, L.P., Celesta Capital). Mr. Tan, a member of our board of directors, is the Managing Director of each of Celesta Capital GP II, Ltd., which is the general partner of Celesta Capital II, L.P., and Celesta Capital GP III, LLC, which is the general partner of Celesta Capital III, L.P.
(4)Consists of 200,276 Series D convertible preferred shares and 22,776 Series D+ convertible preferred shares purchased by Capital TEN II, Inc.; 100,138 Series D convertible preferred shares and 11,388 Series D+ convertible preferred shares purchased by Superior Intent Co., Ltd.; and 2,094 Series D+ convertible preferred shares purchased directly by Mr. Tseng. Mr. Tseng is a Director of each of Capital TEN II, Inc. and Superior Intent Co., Ltd. and was a member of our board of directors at the time of the transactions.
Tender Offer
In July 2020, we conducted a tender offer of an aggregate of 8,032,128 of our ordinary shares and eligible options, at a cash price per ordinary share or eligible option of $4.98, with our founders and service providers. In August 2020, we purchased an aggregate of 6,875,822 ordinary shares pursuant to the tender offer, for an aggregate purchase price of $34.2 million.
The following table sets forth the aggregate number of our ordinary shares that we purchased from our directors, officers and beneficial owners of more than 5% of our voting securities in the tender offer:

Seller(1)	Ordinary Shares	Aggregate Purchase Price
William Brennan(2)	1,140,000	$5,677,200
Daniel Fleming(3)	160,000	$796,800
Adam Thorngate-Gottlund(4)	40,000	$199,200
Chi Fung Cheng(5)	1,391,288	$6,928,614
Yat Tung Lam(6)	1,300,000	$6,474,000
_______________
(1)Additional details regarding these participants and their equity holdings are provided in “Principal and Selling Shareholders.”
(2)Consists of 1,140,000 ordinary shares sold by The Brennan Family Trust, DTD 09/06/2002. Mr. Brennan is our President, Chief Executive Officer and a member of our board of directors and was our Secretary at the time of the transaction.
(3)Consists of (i) 50,000 ordinary shares and (ii) 110,000 ordinary shares issuable pursuant to eligible options. Mr. Fleming is our Chief Financial Officer.
(4)Consists of 40,000 ordinary shares issuable pursuant to eligible options. Mr. Thorngate-Gottlund is our General Counsel.
(5)Consists of 1,391,288 ordinary shares. Mr. Cheng is our Chief Technology Officer and a member of our board of directors.
(6)Consists of 1,300,000 ordinary shares sold by Mr. Lam’s mother. Mr. Lam is our Chief Operating Officer and a member of our board of directors.
Registration Rights
Pursuant to our amended and restated members agreement, certain holders of our voting securities have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the section titled “Description of Share Capital—Registration Rights” for additional information regarding these registration rights.
Participation Rights; Information Rights
The amended and restated members agreement provides certain holders of our voting securities pro rata participation rights in sales by us of new securities and rights to receive certain financial information relating to us. No such holder is entitled under our amended and restated members agreement to participate in this offering. In addition, the participation rights set forth in our amended and restated members agreement will terminate effective upon the consummation of this offering, and the rights to receive certain financial information relating to us set forth in our amended and restated members agreement will terminate effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Right of First Refusal
Pursuant to our amended and restated right of first refusal and co-sale agreement, we and certain holders of our securities have a right to purchase ordinary shares proposed to be sold to other parties by our founders, William Brennan, Chi Fung Cheng, Yat Tung Lam and Runsheng He, each of whom is a member of our board of directors, subject to certain exceptions. Our and our holders’ rights of first refusal will terminate upon the completion of this offering.
Voting Agreement
We are party to an amended and restated voting agreement under which certain holders of our voting securities, including the holders of more than 5% of our outstanding shares, have agreed as to the manner in which they will vote their shares of our voting securities on certain matters, including with respect to the election of directors. Upon the completion of this offering, the amended and restated voting agreement will terminate, and none of our shareholders will have any special rights regarding the election or designation of members of our board of directors.
Indemnification Agreements
We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions. The indemnification agreements are governed under Cayman Islands law or New York law.
Policies and Procedures for Related Party Transactions
Our board of directors has approved a policy, effective immediately prior to the completion of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our voting securities and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information regarding beneficial ownership of our ordinary shares as of September 30, 2021, by:
•each person whom we know to own beneficially more than 5% of our ordinary shares;
•each of the directors and named executive officers individually;
•all directors and executive officers as a group; and
•each of the selling shareholders.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to share options that are exercisable within 60 days of September 30, 2021. Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of ordinary shares outstanding after this offering includes          ordinary shares being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 121,196,300 ordinary shares (including all of our convertible preferred shares on an as-converted basis) outstanding as of September 30, 2021, and                 ordinary shares outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed shareholder is: c/o Credo Technology Group Holding Ltd, 1600 Technology Drive, San Jose, California 95110. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of their ordinary shares.

			No Exercise of the Option to Purchase Additional Shares			Assuming Full Exercise of the Option to Purchase Additional Shares
	Shares Beneficially Owned Before this Offering		Number of Ordinary Shares Being Offered	Shares Beneficially Owned After this Offering			Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent	Number of Ordinary Shares Being Offered	Number	Percent
5% Shareholders:
Chi Fung Cheng	13,897,602	11.5%			%			%
Lip-Bu Tan(1)(3)	13,059,707	10.8%			%			%
Yat Tung Lam(2)	9,138,888	7.5%			%			%
Entities affiliated with Celesta Capital(3)	8,111,890	6.7%			%			%
Pin-Nan Tseng(4)	6,130,920	5.1%			%			%
Directors and Named Executive Officers:
William Brennan(5)	4,260,000	3.5%			%			%
Daniel Fleming(6)	669,166	*			%			%
Adam Thorngate-Gottlund(7)	383,333	*			%			%
Chi Fung Cheng	13,897,602	11.5%			%			%
Yat Tung Lam(2)	9,138,888	7.5%			%			%
Pantas Sutardja	5,877,369	4.8%			%			%
Lip-Bu Tan(1)(3)	13,059,707	10.8%			%			%
David Zinsner(8)	52,083	*			%			%
Manpreet Khaira	—	*			%			%
All directors and executive officers as a group (9 persons)(9)	47,338,148	38.9%			%			%
______________
*Represents beneficial ownership of less than 1%

(1)Consists of (i) 8,111,890 shares held by Celesta Capital as described in note (3) below; (ii) 4,694,081 shares held by China Walden Venture Investments II, L.P. and (iii) 253,736 shares held by A&E Investment LLC. Mr. Tan, a member of our board of directors, is the Managing Director of China Walden Venture Investment II G.P., Ltd, which is the general partner of China Walden Venture Investments II, L.P., and is the Manager of A&E Investment LLC, an entity owned by Mr. Tan’s family trust for which Mr. Tan is a joint trustee. Mr. Tan disclaims beneficial ownership of these indirectly held shares except to the extent of any pecuniary interest therein.
(2)Consists of (i) 3,248,888 shares held directly by Mr. Lam and (ii) 5,890,000 shares held by Mr. Lam’s mother, for whom Mr. Lam has a power of attorney which provides him shared voting and investment power with respect to such shares.
(3)Consists of (i) 5,911,527 shares held by Celesta Capital II, L.P. and (ii) 2,200,363 shares held by Celesta Capital III, L.P. (together with Celesta Capital II, L.P., Celesta Capital). Mr. Tan, a member of our board of directors, is the Managing Director of each of Celesta Capital GP II, Ltd., which is the general partner of Celesta Capital II, L.P., and Celesta Capital GP III, LLC, which is the general partner of Celesta Capital III, L.P. Mr. Tan disclaims beneficial ownership of these indirectly held shares except to the extent of any pecuniary interest therein. The address for Celesta Capital is One California Street, Suite 1750, San Francisco, California, 94111.
(4)Consists of (i) 3,844,458 shares held by Capital TEN II, Inc.; (ii) 1,922,227 shares held by Superior Intent Co., Ltd.; and (iii) 364,235 shares held directly by Mr. Tseng. Mr. Tseng is a Director of each of Capital TEN II, Inc. and Superior Intent Co. Ltd.. He holds shared voting and investment power with respect to the shares held by Capital TEN II, Inc. and Superior Intent Co., Ltd. Mr. Tseng disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Capital TEN II Inc. is Rm. 2, 13F., No.76, Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei City 106, Taiwan (R.O.C.).
(5)Consists of 4,260,000 shares held by The Brennan Family Trust, DTD 09/06/2002 (Brennan Family Trust). Mr. Brennan, in his capacity as joint trustee of the Brennan Family Trust, holds shared voting and investment power with respect to the shares held by the Brennan Family Trust.
(6)Consists of (i) 450,000 outstanding shares and (ii) 219,166 shares issuable pursuant to options that are vested or will vest within 60 days of September 30, 2021.
(7)Consists of (i) 242,000 outstanding shares and (ii) 141,333 shares issuable pursuant to options that are vested or will vest within 60 days of September 30, 2021.
(8)Consists of 52,083 shares issuable pursuant to options that are vested or will vest within 60 days of September 30, 2021.
(9)Consists of (i) an aggregate of 46,925,566 outstanding shares and (ii) an aggregate of 730,764 issuable pursuant to options that are vested or will vest within 60 days of September 30, 2021.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital assumes the adoption of our amended and restated memorandum and articles of association, which we will file in connection with this offering. Throughout this description, we summarize the material terms of our share capital as though such amended and restated memorandum and articles of association were presently in effect. Our amended and restated memorandum and articles of association authorize the issuance of up to     ordinary shares and     preferred shares. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our amended and restated memorandum and articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and applicable law.
As of July 31, 2021, 68,836,181 ordinary shares were issued and outstanding and held of record by 124 shareholders, and 52,059,826 convertible preferred shares (which will automatically convert into 52,059,826 of our ordinary shares immediately prior to the completion of this offering), were issued and outstanding and held of record by 35 shareholders. In addition, as of July 31, 2021, 13,430,207 ordinary shares were issuable upon the exercise of options to purchase our ordinary shares, with a weighted-average exercise price of $1.77 per share.
We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the provisions of the Companies Act. A Cayman Islands company qualifies for exempted status if its operations will be conducted mainly outside of the Cayman Islands. Exempted companies are exempted from complying with certain provisions of the Companies Act. An exempted company is not required to obtain prior approval for registration or to hold an annual general meeting, and the annual return that must be filed with the Registrar of Companies in the Cayman Islands is considerably simpler than for non-exempted Cayman Islands companies. Names of shareholders are not required to be filed with the Registrar of Companies in the Cayman Islands. While there are currently no forms of direct taxation, withholding or capital gains tax in the Cayman Islands, an exempted company is entitled to apply for a tax exemption certificate from the Financial Secretary, which provides written confirmation that, among other things, should the laws of the Cayman Islands change, the company will not be subject to taxes for the period during which the certificate is valid (usually 20 years). See “Taxation—Cayman Islands Tax Considerations.”
The following is a summary of some of the more important terms of our share capital that we expect will become effective on the consummation of this offering. For a complete description, you should refer to our amended and restated memorandum and articles of association, which are filed as an exhibit to the registration statement of which this prospectus forms a part, and the applicable provisions of the Companies Act.
Ordinary Shares
General
All of our issued and outstanding ordinary shares are fully paid and non-assessable. The ordinary shares are issued in registered form. Our ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Voting Rights
Each shareholder is entitled to one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote, including the appointment of directors. Voting at any shareholders’ meeting is by way of a poll.
A quorum required for a general meeting of shareholders consists of one or more holders of shares present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative) together holding (or representing by proxy) not less than a majority of the total voting power of all shares outstanding and entitled to vote. General meetings of our shareholders are held annually and may be convened by our board of directors on its own initiative. Extraordinary meetings of our shareholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. Under the Companies Act, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, or voluntary winding up the company.
If at any time, our issued share capital is divided into separate classes of shares, the rights attaching to any class may be varied, modified or abrogated with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class at which a quorum is present. The quorum applicable to such separate meeting is at least one person holding or representing by proxy at least one-third of the par value of the issued shares of the class.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Act and our amended and restated memorandum and articles of association. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.
Register of Members
Under Cayman Islands law, we must keep a register of members and include the following items:
•the names and addresses of the members, a statement of the shares held by each member, the amount paid or agreed to be considered as paid on the shares of each member and the voting rights of each member;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the shares that we will have issued in connection with this offering. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their names. If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in updating the register for any person that has ceased to be a member of our company, such aggrieved person or member (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or, if satisfied with the justice of the case, order the register be rectified.
Undesignated Preferred Shares
Pursuant to our amended and restated articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to     preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders, any or all of which may be greater than the rights of the ordinary shares. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.
Registration Rights
After the completion of this offering, under our amended and restated members agreement, as amended, the holders of     of our ordinary shares or their transferees have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.
Demand Registration Rights
After the completion of this offering, the holders of these registration rights will be entitled to certain demand registration rights. At any time beginning 180 days after the consummation of this offering, the holders of at least 50% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which is at least $25.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of up to 60 days.
Form S-3 Registration Rights
After the completion of this offering, the holders of registration rights will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their ordinary shares on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $2.0 million. These shareholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of up to 60 days.

Piggyback Registration Rights
After the completion of this offering, the holders of registration rights will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our ordinary shares under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to: (i) a registration related to any employee benefit plan, (ii) a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (iii) a registration pursuant to the demand registration rights described above.
Expenses of Registration
We will pay expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions, of up to $30,000 for one special counsel for the participating holders.
Termination
The registration rights terminate upon the earliest of: (i) upon the closing of a change of control; (ii) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act without limitations; and (iii) the date that is five years after the completion of this offering.
Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association
Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders might otherwise view as favorable and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for our ordinary shares.
Classified Board of Directors
Our amended and restated memorandum and articles of association provide that our board of directors is classified into three classes of directors with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See “Management—Board Structure and Compensation of Directors.”
Breaches of Fiduciary Duty
To the maximum extent permitted under Cayman Islands law, our amended and restated memorandum and articles of association will indemnify our directors against any personal liability of our directors for breaches of fiduciary duty.

Removal of Directors
Our amended and restated memorandum and articles of association provides that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding ordinary shares.
Vacancies
In addition, our amended and restated memorandum and articles of association also provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders). Our amended and restated memorandum and articles of association provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors.
Board Quorum
Our amended and restated memorandum and articles of association provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes.
Shareholder Action by Written Resolution
Our amended and restated memorandum and articles of association will preclude shareholder action by written resolutions.
Extraordinary Shareholder Meetings
Our amended and restated memorandum and articles of association limits the ability of shareholders to requisition and convene general meetings of shareholders and provides that extraordinary meetings of our shareholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors.
Supermajority Provisions
Cayman Islands law and our amended and restated memorandum and articles of association provide that the affirmative vote of at least two-thirds of our outstanding ordinary shares attending and voting at a general meeting or a unanimous written resolution is required to amend our amended and restated memorandum and articles of association.
The combination of the foregoing provisions will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Comparison of Cayman Islands Corporate Law
Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements
In certain circumstances the Companies Act allows for mergers or consolidations between two or more Cayman Islands companies, or between one or more Cayman Islands companies and one or more companies incorporated in another jurisdiction (provided that is permitted or not prohibited by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution of the shareholders of each company; or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (v) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such as a businessman would reasonably approve; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Squeeze-out Provisions
When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders’ Suits
Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•those who control the company are perpetrating a “fraud on the minority.”
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Enforcement of Civil Liabilities
The Company has been advised by its Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or being of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Limitations on Liability and Indemnification Matters
See “Management—Indemnification and Insurance.”
Anti-Money Laundering—Cayman Islands
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (FRA) pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.
Cayman Islands Data Protection
We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (DPA) based on internationally accepted principles of data privacy.
Privacy Notice
Introduction
This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA ("personal data").
In the following discussion, the "Company" refers to us and our affiliates and/or delegates, except where the context requires otherwise.
Investor Data
We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In our use of this personal data, we will be characterized as a "data controller" for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our "data processors" for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder's investment activity.
Who This Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder's Personal Data
The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:
•where this is necessary for the performance of our rights and obligations under any purchase agreements;
•where this is necessary for compliance with a legal or regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
•where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.
Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.
Why We May Transfer Your Personal Data
In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.
The Data Protection Measures We Take
Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.
We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.
Listing
We have applied to list our ordinary shares on The Nasdaq Global Select Market under the symbol “CRDO.”
Transfer Agent and Registrar
Computershare Trust Company, N.A. is acting as transfer agent and registrar for our ordinary shares. The transfer agent’s address is          ,          ,          .

TAXATION
The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Prospective purchasers of our ordinary shares should consult their own tax advisers about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our ordinary shares.
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the shares, as the case may be, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.
U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to a U.S. Holder that acquires ordinary shares in this offering and holds those ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not address the U.S. federal estate or gift tax or the effects of any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code, known as the Medicare contribution tax and tax considerations applicable to a U.S. Holder subject to special rules, such as:
•one of certain financial institutions;
•a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•a person holding an ordinary share as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to an ordinary share;
•a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•an entity classified as a partnership for U.S. federal income tax purposes;

•a tax-exempt entity, including an “individual retirement account” or “Roth IRA”; or
•a person that owns or is deemed to own ten percent or more of our shares (by vote or value).
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of our ordinary shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Except where otherwise indicated, this discussion assumes that we are not, and will not become, PFIC, as described below.
Taxation of Distributions
In the event that we pay dividends, distributions paid on our ordinary shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of receipt. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will generally be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided that, in the year that the U.S. Holder receives the dividend, our ordinary shares are readily tradable on an established securities market in the United States. We expect that our ordinary shares will be listed on The Nasdaq Global Select Market, and we therefore expect that dividends on our ordinary shares will generally be qualified dividend income. Subject to the discussion below, the amount of any dividend will generally be treated as foreign-source dividend income, which may be relevant to a U.S. Holder in calculating its foreign tax credit limitation, and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. If, for United States federal income tax purposes, we are (a) classified as a “United States-owned foreign corporation” and (b) at least 10% of our earnings and profits are attributable to sources within the United States, distributions made to a U.S. Holder with respect to ordinary shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as (1) foreign source income (generally in the “passive category” basket) and (2) United States source income, in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as shares representing 50% or more of the voting power or value of our shares are owned, directly or indirectly, by United States persons. There can be no assurance that we will not be a United States-owned foreign corporation, which could adversely affect a U.S. Holder’s foreign tax credit limitation.

Sale or Other Disposition of Ordinary Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of an ordinary share will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the ordinary share for more than one year. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the ordinary share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the manner in which we currently conduct our business, our current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill, which is based on the expected price of our ordinary shares), we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of our ordinary shares, which could be volatile). Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC if our market capitalization declines. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.
If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.
If we were a PFIC for any taxable year during which a U.S. Holder held any of our ordinary shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares would be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that distributions received on a U.S. Holder’s ordinary shares during a taxable year, other than the taxable year in which the U.S. Holder’s holding period in the ordinary shares began, exceeded 125% of the average of the annual distributions on those shares during the preceding three years or the portion of such holder’s holding period that preceded the taxable year in which it received the distribution, whichever was shorter, those excess distributions would be subject to taxation in the same manner as gain, described immediately above.
Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares would be treated as “regularly traded” for the year of this offering generally if more than a de minimis quantity of our ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Select Market, on which our ordinary shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be regularly traded on a qualified exchange.
If a U.S. Holder makes the mark-to-market election, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in its ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election cannot be made with respect to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for our ordinary shares.
In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file an annual report on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). A failure to report this information as required may toll the running of the statute of limitations in respect of each taxable year for which such information is required to be reported. As a result, the taxable years with respect to which a U.S. Holder fails to report this information may remain open to assessment by the IRS. U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of our ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have          ordinary shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, the conversion of all outstanding convertible preferred shares and no exercise of any options outstanding as of          , 2021. Of these shares, the          shares, or          shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           ordinary shares are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual          -day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all ordinary shares sold in this offering will be immediately available for sale in the public market except to the extent purchased by one of our affiliates; and
•beginning          days after the date of this prospectus, the remainder of the ordinary shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to restrictions in award agreements and contractual obligations with us or the volume and other restrictions of Rule 144, as described below.
Rule 144
In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of our ordinary shares then outstanding, which will equal approximately     ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or
•the average weekly trading volume of our ordinary shares on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering and is not deemed to have been an affiliate of our company is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Registration Rights
Upon completion of this offering, the holders of          of our ordinary shares or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Share Capital—Registration Rights.”
Lock-up Agreements
We, the selling shareholders, all of our directors and executive officers and the holders of substantially all of our ordinary shares outstanding immediately prior to the closing of this offering have agreed, or will agree, with the underwriters that, until days after the date of this prospectus, subject to certain exceptions, we and they will not, and will not cause or direct any of our or their respective affiliates to, without the prior written consent of, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any of our ordinary shares, any options or warrants to purchase any of our ordinary shares or any securities convertible into or exchangeable for or that represent the right to receive ordinary shares, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any of our ordinary shares or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (i) or (ii) above may, in their discretion, release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of up to          days following the date of this prospectus. See “Underwriting.”
Registration Statement
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register ordinary shares issuable upon exercise of outstanding share options, as well as any ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Share Plans” for a description of our equity compensation plans.

UNDERWRITING
We, the selling shareholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to purchase up to an additional             shares from us and up to an additional          shares from the selling shareholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase         additional shares.
Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated among the representatives, us and the selling shareholders. Among the factors to be considered in determining the initial public offering price of our ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We, the selling shareholders, all of our directors and executive officers, and the holders of substantially all of our ordinary shares and securities exercisable for or convertible into our ordinary shares outstanding immediately prior to the closing of this offering have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date          days after the date of this prospectus, except with the prior written consent of           See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
We have applied to list our ordinary shares on The Nasdaq Global Select Market under the symbol “CRDO.”
In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the closing of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market, or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $              million.
We will also agree to reimburse the underwriters for expenses in an amount not to exceed $35,000 relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We and the selling shareholders will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area (each a Member State), no ordinary share has been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Our ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired our ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of

Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our ordinary shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Switzerland
The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company or our ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our ordinary shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our ordinary shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Cayman Island law will be passed upon for us by Maples and Calder (Cayman) LLP, Cayman Islands. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California, and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at April 30, 2020 and 2021, and for each of the two years in the period ended April 30, 2021, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
ENFORCEMENT OF JUDGMENTS
We are an exempted company under the laws of the Cayman Islands, and certain of the board members of each of our subsidiaries and certain of the experts named herein reside outside the United States. Certain of our assets and the assets of such other persons are located outside the United States.
We have been advised by Maples and Calder (Cayman) LLP, Cayman Islands, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company, its directors or officers judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company, its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final, conclusive, for a liquidated sum and must not be in respect of taxes, fines or penalties, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
In relation to a foreign bankruptcy/insolvency related money judgment (broadly a judgment that is commenced by a foreign insolvency officeholder and is based on laws which only apply once the relevant insolvency proceedings have been commenced) there is Privy Council authority (on appeal from the Courts of Bermuda) holding that foreign bankruptcy/insolvency related money judgments should be enforced by applying the principles set out above. There is no reason to believe that the Cayman Islands Court would not follow the Privy Council authority and apply the principles set out above in relation to a request to enforce a foreign bankruptcy/insolvency related money judgment.
There can be no assurance that investors will be able to enforce against us, our board members or the experts named herein, any judgments in civil and commercial matters, including judgments under the securities laws of the United States or any state. In addition, it is uncertain whether a court in the Cayman Islands would impose civil liability on us or such other persons in an original action predicated upon the securities laws of the United States or any state brought in a court of competent jurisdiction in the Cayman Islands against us or such persons.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its ordinary shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements we have filed electronically with the SEC.
As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.credosemi.com at which, following completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Credo Technology Group Holding Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Credo Technology Group Holding Ltd (the “Company”) as of April 30, 2020 and 2021, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2020 and 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
San Jose, California
August 12, 2021

Credo Technology Group Holding Ltd
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	April 30, 2020	April 30, 2021
Assets
Current Assets:
Cash and cash equivalents	$73,908	$103,757
Accounts receivable	14,327	13,645
Inventories	2,276	7,104
Contract assets	3,712	4,562
Prepaid expenses and other current assets	1,620	8,731
Total current assets	95,843	137,799
Property and equipment, net	10,687	14,231
Deferred tax assets	976	34
Other long-term assets	533	3,426
Total assets	108,039	155,490
Liabilities, Convertible Preferred Shares and Shareholders' Deficit
Current Liabilities:
Accounts payable	$2,452	$3,590
Accrued compensation and benefits	532	1,549
Accrued expenses and other current liabilities	10,293	2,652
Income tax payable	752	625
Deferred revenue	4,546	4,116
Total current liabilities	18,575	12,532
Deferred tax liabilities	—	424
Other long-term liabilities	255	—
Total liabilities	18,830	12,956
Commitments and contingencies (Note 7)
Convertible preferred shares, $0.00005 par value; 42,178,859 shares authorized; 32,245,146 shares issued and outstanding at April 30, 2020; and 50,808,995 shares authorized; 50,808,995 shares issued and outstanding at April 30, 2021 ((Liquidation preference of $99,213 as of April 30, 2020 and $198,912 as of April 30, 2021)	98,617	197,965
Shareholders' deficit
Ordinary shares, $0.00005 par value; 130,178,859 shares authorized; 72,545,452 shares issued and outstanding at April 30, 2020; and 136,657,627 shares authorized; 68,282,172 shares issued and outstanding at April 30, 2021	4	3
Additional paid in capital	9,506	12,592
Accumulated other comprehensive income (loss)	(151)	227
Accumulated deficit	(18,767)	(68,253)
Total shareholders' deficit	(9,408)	(55,431)
Total liabilities, convertible preferred shares and shareholders' deficit	$108,039	$155,490
The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended April 30,
	2020	2021
Revenue:
Product sales	$11,617	$27,477
Product engineering services	5,311	9,579
IP license	33,671	17,273
IP license engineering services	3,236	4,368
Total revenue	53,835	58,697
Cost of revenue:
Cost of product sales revenue	6,713	16,071
Cost of product engineering services revenue	757	3,168
Cost of IP license engineering services revenue	259	1,180
Total cost of revenue	7,729	20,419
Gross profit	46,106	38,278
Operating expenses:
Research and development	27,564	34,845
Sales and marketing	9,630	17,520
General and administrative	6,841	11,147
Total operating expenses	44,035	63,512
Operating income (loss)	2,071	(25,234)
Other income (expense), net	24	(62)
Income (loss) before income taxes	2,095	(25,296)
Provision for income taxes	766	2,215
Net income (loss)	$1,329	$(27,511)
Undistributed earnings attributable to participating securities	(1,329)	—
Net loss attributable to ordinary shareholders	$—	$(27,511)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$—	$(0.40)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	71,727,881	69,098,799
The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended April 30,
	2020	2021
Net income (loss)	$1,329	$(27,511)
Other comprehensive income:
Foreign currency translation gain	19	378
Total comprehensive income (loss)	$1,348	$(27,133)
The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Convertible Preferred Shares and Shareholders’ Deficit
(in thousands, except share and share amounts)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances at April 30, 2019	19,703,440	$38,132	70,694,041	$4	$7,445	$(170)	$(20,096)	$(12,817)
Issuance of Series C convertible preferred shares, net of issuance costs of $37	2,447,781	10,462	—	—	—	—	—	—
Issuance of Series D convertible preferred shares, net of issuance costs of $377	10,093,925	50,023	—	—	—	—	—	—
Ordinary shares issued under employee share plan	—	—	1,851,411	—	814	—	—	814
Share-based compensation	—	—	—	—	1,247	—	—	1,247
Total comprehensive income	—	—	—	—	—	19	1,329	1,348
Balances at April 30, 2020	32,245,146	98,617	72,545,452	4	9,506	(151)	(18,767)	(9,408)
Issuance of Series D convertible preferred shares, net of issuance costs of $135	9,933,703	49,465	—	—	—	—	—	—
Issuance of Series D+ convertible preferred shares, net of issuance costs of $217	8,630,146	49,883	—	—	—	—	—	—
Ordinary shares issued under employee share plan	—	—	2,612,542	—	1,448	—	—	1,448
Repurchase of ordinary shares	—	—	(6,875,822)	(1)	(932)	—	(21,975)	(22,908)
Share-based compensation	—	—	—	—	2,570	—	—	2,570
Total comprehensive loss	—	—	—	—	—	378	(27,511)	(27,133)
Balances at April 30, 2021	50,808,995	$197,965	68,282,172	$3	$12,592	$227	$(68,253)	$(55,431)
The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Consolidated Statements of Cash Flows
(in thousands)

	Years ended April 30,
	2020	2021
Cash flows from operating activities:
Net income (loss)	$1,329	$(27,511)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,813	2,218
Share-based compensation	1,247	2,570
Changes in operating assets and liabilities
Accounts receivable	(10,548)	682
Inventories	1,456	(4,829)
Prepaid and other current assets	491	(7,016)
Deferred taxes	(76)	1,366
Other long-term assets	240	(2,894)
Accounts payable	1,008	1,336
Accrued compensation and benefits	246	1,017
Accrued expenses and other liabilities	8,664	(8,023)
Deferred revenue, net of contract assets	(16,123)	(1,277)
Net cash used in operating activities	(10,253)	(42,361)
Cash flows from investing activities:
Purchases of property and equipment	(8,832)	(6,056)
Net cash used in investing activities	(8,832)	(6,056)
Cash flows from financing activities:
Proceeds from exercise of share options	721	1,448
Proceeds from issuance of convertible preferred shares, net of issuance costs	60,485	99,348
Payments for repurchase of ordinary shares	—	(22,908)
Net cash provided by financing activities	61,206	77,888
Effect of exchange rate changes on cash	30	378
Net increase in cash and cash equivalents	42,151	29,849
Cash and cash equivalents at beginning of the year	31,757	73,908
Cash and cash equivalents at end of the year	73,908	103,757
Supplemental cash flow information:
Income taxes paid	(595)	(1,219)
Property and equipment received and accrued in accounts payable	$217	$19
The accompanying notes are an integral part of these consolidated financial statements.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
1. Description of Business
Credo Technology Group Holding Ltd was formed under the laws of the Cayman Islands in September 2014. Credo Technology Group Holding Ltd directly owns Credo Technology Group Ltd., which owns, directly and indirectly, all of the shares of its subsidiaries in mainland China, Hong Kong, and the United States (“U.S.”). References to the “Company” in these notes refer to Credo Technology Group Holding Ltd and its subsidiaries on a consolidated basis, unless otherwise specified.
The Company is an innovator in providing secure, high-speed connectivity solutions that deliver improved power and cost efficiency. The Company’s connectivity solutions are optimized for optical and electrical Ethernet applications, including the emerging 100G, 200G, 400G and 800G markets. The Company’s products are based on its Serializer/Deserializer (“SerDes”) and Digital Signal Processor (“DSP”) technologies. The Company’s product families include integrated circuits (“ICs”), Active Electrical Cables (“AECs”) and SerDes Chiplets. The Company’s intellectual property (“IP”) solutions consist primarily of SerDes IP licensing.
The ongoing COVID-19 pandemic has significantly impacted global economic activity and caused business disruption worldwide. The extent and nature of the impact of the COVID-19 pandemic on the Company’s business and financial performance will be influenced by a variety of factors, including the duration and spread of the pandemic, as well as future spikes of COVID-19 infections or the emergence of additional COVID-19 variants that may result in additional preventative and mitigative measures. These factors may affect the timing and magnitude of demand from customers and the availability of portions of the supply chain, logistical services and component supply and may have a material net negative impact on the Company’s business and financial results.
2. Significant Accounting Policies
Basis of Presentation
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the results of Credo Technology Group Holding Ltd and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes.
The Company bases its estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future, given the available information. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, asset lives for property and equipment, accrued liabilities, allowance for doubtful accounts, the standalone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations, variable consideration from revenue contracts, determination of the fair value of share-based awards, valuation of ordinary shares, and the realization of tax assets and estimates of tax reserves. Actual results may differ from those estimates and such differences may be material to the financial statements. In the current macroeconomic environment affected by COVID-19, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.
Foreign Currency
All of the Company’s subsidiaries use U.S. dollars as their functional currency, except for its entities located in Taiwan and Shanghai, China. The functional currencies of these entities are their respective

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
local currency. Foreign currency assets and liabilities are remeasured into the functional currencies at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at the exchange rates in effect during the period the transactions occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in the consolidated statements of income (loss) as part of ‘other income (expense)’. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash balances in the Company’s bank checking and savings accounts. As of April 30, 2020 and 2021, the Company did not have any cash equivalents.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The Company performs periodic credit evaluations of its customers’ financial condition and does not require collateral from them. Receivables considered uncollectible are charged against the allowance account in the year they are deemed uncollectible. Management does not believe that an allowance for doubtful accounts is needed as of April 30, 2020 or 2021 based on review of credit worthiness of the customers and their payment histories.
Inventory
The Company values its inventory, which includes raw materials, assembly and test, and other manufacturing costs, at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Net realizable value is the estimated selling price of the Company’s products in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company regularly reviews inventory quantities on hand and records write-downs for excess and obsolete inventory based primarily on the shipment history and its estimated forecast of product demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction. If the future demand for the Company’s services and products is less favorable than the Company’s forecasts, the value of the inventories may be required to be reduced, which could result in additional expense to the Company and affect its results of operations. Once inventory is written down, its new value is maintained until it is sold, scrapped, or written down for further valuation losses.
Property and Equipment, Net
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. Assets are held in construction in progress until placed in service, upon which date, the Company begins to depreciate these assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of income in the period realized. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Useful lives by asset category are as follows:

Asset Category	Useful Life (in years)
Computer equipment and software	3
Furniture and fixtures	3
Laboratory equipment	5
Production equipment	5
Transportation equipment	4
Leases
Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company has an immaterial capital lease for the fiscal year ended April 30, 2020. The Company does not have any capital leases for the fiscal year ended April 30, 2021.
Leases that are not classified as capital leases are accounted for as operating leases. Operating lease agreements that have tenant improvement allowances are evaluated for lease incentives. For leases that contain rent or escalating rent payments, the Company recognizes rent expense on a straight-line basis over the lease term, with any lease incentives amortized as a reduction of rent expense over the lease term.
Impairment of Long-lived Assets
The Company assesses the impairment of long-lived assets, which consist primarily of property and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.
If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the asset. There were no impairment charges of long-lived assets for the years ended April 30, 2020 and 2021.
Revenue Recognition
The Company’s revenues consist of sale of its products, licensing of its IP and providing product and IP license engineering services. Product sales consists of shipment of its ICs and AEC products. IP license revenue includes fees from licensing of the Company’s SerDes IP and related support and royalties. Product and IP license engineering services revenue consists of engineering fees associated with integration of the Company’s technology solutions into its customers’ products and IP, respectively. The Company’s customers are primarily original equipment manufacturers who design and manufacture end market devices for the communications and enterprise networks markets. The Company’s revenue is

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
driven by various trends in these markets. The Company’s revenue is also impacted by changes in the number and average selling prices of its IC products.
The Company recognizes revenue upon transfer of control of promised goods and services in an amount that reflects the consideration it expects to receive in exchange for those goods and services. Where an arrangement includes multiple performance obligations, the transaction price is allocated to these on a relative standalone selling price (“SSP”) basis. The Company determines the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers and the Company’s overall pricing objectives, while maximizing observable inputs. The Company’s policy is to record revenue net of any applicable sales, use or excise taxes. Changes in the Company’s contract assets and contract liabilities primarily result from the timing difference between the Company’s performance and the customer’s payment. The Company fulfills its obligations under a contract with a customer by transferring products or services in exchange for consideration from the customer. The Company recognizes a contract asset when it transfers products or services to a customer and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional. The Company recognizes deferred revenue when it has received consideration or an amount of consideration is due from the customer and it has a future obligation to transfer products or services.
Product Sales - The Company transacts with customers primarily pursuant to standard purchase orders for delivery of products and generally allows customers to cancel or change purchase orders within limited notice periods prior to the scheduled shipment date. The Company offers standard performance warranties of twelve months after product delivery and does not allow returns, other than returns due to warranty issues. The Company recognizes product sales when it transfers control of promised goods in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods, net of accruals for estimated sales returns. As of April 30, 2020 and 2021, there was no sales returns reserve and the warranty reserve was not material.
IP License Revenue - The Company’s IP license revenue consists of a perpetual license, support and maintenance, and royalties. The Company’s license arrangements do not typically grant the customer the right to terminate for convenience, and where such rights exist, termination is prospective, with no refund of fees already paid by the customer. In connection with the license arrangements, the Company offers support and maintenance to assist customers in bringing up and qualifying the final product. Revenue from customer support is deferred and recognized ratably over the support period, which is typically one year.
In certain cases, the Company also charges licensees royalties related to the distribution or sale of products that use its technologies. Such royalties are reported to us on a quarterly basis. The Company estimates the sales-based royalties earned each quarter primarily based on its customers’ reporting of sales activity incurred in that quarter. The Company recognizes the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.
Product and IP License Engineering Services Revenue - Some product and IP revenue contracts include non-recurring engineering services deliverables. The Company recognizes revenue from these agreements over time as services are provided or at point in time upon completion and acceptance by the customer of contract deliverables, depending on the terms of the arrangement. Revenue is deferred for any amounts billed or received prior to delivery of services. The Company believes the input method, based on time spent by its engineers, best depicts the efforts expended to transfer services to the customers.
Certain contracts may include multiple performance obligations for which the Company allocates revenue to each performance obligation based on relative SSP. The Company determines SSPs based on observable evidence. When SSPs are not directly observable, the Company uses the adjusted market assessment approach or residual approach, if applicable. The Company also considers the constraint on

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
estimates of variable consideration when estimating the total transaction price. The Company records liabilities for amounts that are collected in advance of the satisfaction of performance obligations under deferred revenue.
Cost of Revenue
Cost of revenue includes cost of materials, including wafers processed by third-party foundries, cost associated with packaging and assembly, testing and shipping, cost of personnel, including share-based compensation, depreciation of equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of intellectual property purchased from third-parties, write-down of inventories, and amortization of production mask costs. Cost of revenue includes cost of product sales revenue, cost of product engineering services revenue and cost of IP license engineering services revenue. Cost of revenue relating to IP license revenue was not material for fiscal years 2020 and 2021.
Shipping and Handling Costs
Shipping and handling costs incurred for delivery to customers are expensed as incurred and are included in selling and marketing expenses in the Company’s Consolidated Statements of Operations.
Research and Development
Research and development expense consists of costs incurred in performing research and development activities and includes salaries, share-based compensation, employee benefits, occupancy costs, pre-production engineering mask costs, overhead costs and prototype wafer, packaging and test costs. Research and development costs are expensed as incurred.
Convertible Preferred Shares
The Company records all shares of convertible preferred shares at their respective fair values less issuance costs on the dates of issuance. The convertible preferred shares are recorded outside of shareholders’ deficit because, in the event of certain liquidation events considered not solely within the Company’s control, such as a change in control event and sale of all or substantially all of the Company’s assets, the convertible preferred shares will become redeemable at the option of the holders. If it becomes probable that the shares will become redeemable, the Company will remeasure the carrying value of the shares to the redemption value to the redemption date. As of April 30, 2020 and 2021, no remeasurements were required, as management determined that the shares were not probable of becoming redeemable.
Share-based Compensation
The Company records compensation expense in connection with ordinary share options granted to employees and non-employees in accordance with guidance related to share-based payments. This guidance requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award. The Company amortizes share-based compensation expense under the straight-line attribution method over the vesting period of the share-based award. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of share options on the dates of grant. Calculating the fair value of share options using the Black-Scholes model requires inputs and assumptions, including the fair value of the Company’s ordinary shares, the expected term of share options and share price volatility. The Company estimates the expected life of options granted based on the simplified method. The Company estimates the volatility of its ordinary shares on the date of grant based on the average historical share price volatility of comparable publicly traded companies in the Company’s industry group. The Company has not paid and does not expect to pay dividends. The Company accounts for forfeitures as they occur.
The absence of an active market for the Company’s ordinary shares also requires its board of directors, the members of which the Company believes have extensive business, finance and venture

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
capital experience, to determine the fair value of its ordinary shares for purposes of granting options and for calculating share-based compensation expense for the periods presented. The Company obtained contemporaneous third-party valuations to assist the board of directors in determining fair value. These contemporaneous third-party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. All options granted were intended to be exercisable at a price per share not less than the fair value of the shares underlying those options on their respective dates of grant.
Deferred Offering Costs
Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned initial public offering are capitalized within other long-term assets on the consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned initial public offering. In the event the planned initial public offering is terminated, all of the deferred offering costs will be expensed within operating loss. There were no deferred offering costs incurred for the year ended April 30, 2020. As of April 30, 2021, the deferred offering costs recorded as other long-term assets on the consolidated balance sheet were not material.
Income Taxes
The Company is subject to income taxes in the United States and certain foreign jurisdictions. Significant judgment is required in determining the Company’s provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.
The Company uses the asset and liability method to account for income taxes. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740‑10, Accounting for Uncertainty in Income Taxes. The Company recognizes the tax effects of an uncertain tax position only if such position is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. Interest and penalties related to uncertain tax positions are classified in the consolidated financial statements as income tax expense.
Net Loss Per Share
The Company follows the two-class method when computing net income (loss) per ordinary share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per ordinary share for each class of ordinary shares and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary share and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred share is the Company’s only participating security and contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
The holders of convertible preferred share are entitled to participate in non cumulative dividends on ordinary share at the rate of 8% of the applicable original issue price per share per annum based on the number of shares of ordinary share held on an as-converted basis. No dividends on convertible preferred share or ordinary share have been declared by the Company’s board of directors for the fiscal years ended April 30, 2020 and April 30, 2021. In accordance with ASC 260, Earnings Per Share, undistributed earnings allocated to holders of convertible preferred share are subtracted from net income in determining net income attributable to ordinary shareholders. Basic net income (loss) per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding. For periods in which the Company reported net losses, diluted net loss per ordinary share attributable to ordinary shareholders is the same as basic net loss per ordinary share attributable to ordinary shareholders because potentially dilutive shares of ordinary share are not assumed to have been issued if their effect is anti-dilutive.
Segment Information
Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding resource allocation and assessing performance. The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. Consequently, the Company has determined it operates and manages its business in one operating and one reportable segment. See Note 13 for the Company’s revenue by country and location of long-lived assets.
Accounting Pronouncement Recently Adopted
In August 2018, the FASB issued guidance (ASU 2018-15) requiring a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. Capitalized implementation costs are expensed over the term of the hosting arrangement beginning when the module or component of the hosting arrangement is ready for its intended use. The Company adopted this authoritative guidance in fiscal year 2021 and the impact of the adoption was not material to the Company's consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets and disclosing key information about lease arrangements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The ASU makes 16 technical corrections to the new lease standard and other accounting topics, alleviating unintended consequences from applying the new standard. It does not make any substantive changes to the core provisions or principles of the new standard. In July 2018, the FASB also issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The ASU provides (1) an optional transition method that entities can use when adopting the standard and (2) a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met. In March 2019, the FASB also issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which impacts transition disclosures related to the new guidance. The new guidance is effective for the Company for its fiscal year beginning May 1, 2022 and interim periods within its fiscal year beginning May 1, 2023 and is required to be applied using a modified retrospective approach. Early adoption is permitted. The Company plans to early adopt this new guidance on May 1, 2021, using the modified retrospective approach by applying the new standard to leases existing at the date of initial application and not restating comparative periods. The Company expects that the adoption of the new leasing standard will result in recognition of approximately $4.2 million in lease related right-of-use assets and liabilities on the Company's consolidated balance sheet.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning May 1, 2023 and interim periods within its fiscal year beginning May 1, 2024. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance is effective for the Company for its fiscal year beginning May 1, 2021 and interim periods within its fiscal year beginning May 1, 2022. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740 in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning May 1, 2022 and interim periods within its fiscal year beginning May 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
3. Concentrations
Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Cash is placed in major financial institutions around the world. The Company’s cash deposits exceed insured limits.
Historically, a relatively small number of customers have accounted for a significant portion of the Company’s revenue. The particular customers which account for revenue concentration have varied from period-to-period as a result of the addition of new contracts, completion of existing contracts, and the volumes and prices at which the customers have recently bought the Company’s products. These variations are expected to continue in the foreseeable future.
The following table summarizes the significant customers’ accounts receivable and revenue as a percentage of total accounts receivable and total revenue, respectively:

Accounts Receivable	April 30, 2020	April 30, 2021
Customer A	26%	35%
Customer B	21%	11%
Customer C	-	15%
Customer D	20%	-
Customer E	-	11%

Revenue	Year ended April 30, 2020	Year ended April 30, 2021
Customer A	28%	32%
Customer D	-	12%
Customer F	16%	10%

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
* Less than 10% of total accounts receivable or total revenue.
Customer A and Customer D participated in the Company’s Series B preferred share financing. As of April 30, 2020 and 2021, these two customers each own less than 2% of the Company’s fully diluted shares.
The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the high level of credit worthiness of its customers and the relatively short collection terms. the Company performs ongoing credit evaluations of its customers’ financial conditions and limit the amount of credit extended when deemed necessary based upon payment history and the customer’s current credit worthiness, but generally require no collateral.
The Company operates in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products with new capabilities, general economic conditions worldwide, the ability to safeguard patents and other intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and other factors could affect the Company’s financial results.
The Company currently outsources all of its integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company with the remaining assembly and testing processes outsourced to other subcontractors primarily in Asia. Any disruption of or interference with the Company’s access to the goods or services from these subcontractors would impact the Company’s operations.
4. Revenue Recognition
Contract Balances
The contract assets are primarily related to the Company’s fixed fee IP licensing arrangements and rights to consideration for performance obligations delivered but not billed as of April 30, 2020 and 2021.
During the year ended April 30, 2020, the Company recognized $16.9 million of revenue that was included in the deferred revenue balance as of April 30, 2019. During the year ended April 30, 2021, the Company recognized $4.5 million of revenue that was included in the deferred revenue balance as of April 30, 2020.
Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted but unsatisfied performance obligations were approximately $9.3 million as of April 30, 2021, which the Company expects to recognize over the next three years.
5. Fair Value Measurements
The carrying amount of the Company’s financial instruments, including cash equivalents, accounts receivable, and accounts payable, approximate their respective fair values because of their short maturities.

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
6. Supplemental Financial Information
Inventories
Inventories consisted of the following (in thousands):

	April 30, 2020	April 30, 2021
Raw materials	$748	$2,177
Work in process	312	1,844
Finished goods	1,216	3,083
	$2,276	$7,104
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	April 30, 2020	April 30, 2021
Prepaid expenses	$1,255	$1,313
Advances to suppliers	117	6,276
Other current assets	248	1,142
	$1,620	$8,731
Property and Equipment, Net
Property and equipment consisted of the following (in thousands):

	April 30, 2020	April 30, 2021
Construction in progress	$2,988	$4,698
Computer equipment and software	1,988	1,606
Furniture and fixtures	141	215
Laboratory equipment	5,664	6,603
Production equipment	2,137	5,680
Leasehold improvements	1,219	1,349
Transportation equipment	205	224
	$14,342	$20,375
Less: accumulated depreciation and amortization	(3,655)	(6,144)
	$10,687	$14,231
Depreciation and amortization expense for the years ended April 30, 2021 and 2020 was $2.2 million and $1.8 million, respectively. Construction in progress and production equipment primarily includes mask set costs capitalized relating to the Company’s new products already introduced or to be introduced.
Other Long-term Assets
Other long-term assets consisted of the following (in thousands):

	April 30, 2020	April 30, 2021
Long-term contract assets	$—	$1,819
Other long-term assets	533	1,607
	$533	$3,426

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	April 30, 2020	April 30, 2021
Accrued expenses	$1,393	$2,652
Cash proceeds for preferred shares yet to be issued(1)	8,900	—
	$10,293	$2,652
______________
(1)The Company received $8.9 million in April 2020 for the Series D convertible preferred shares, which were subsequently issued in FY21.
7. Commitments and Contingencies
Leases
The Company leases office space in the United States and other international locations. The leases are non-cancelable with expiration dates through fiscal year 2025.
The Company also has non-cancelable service agreements, including software licenses used in research and development activities expiring in various years through 2024.
Future minimum payments under non-cancelable operating leases and service agreements having initial terms in excess of one year as of April 30, 2021 are as follows (in thousands):

	2022	2023	2024	2025	Total
Operating leases	$2,421	$866	$846	$397	$4,530
Technology license obligations	141	134	85	—	360
	$2,562	$1,000	$931	$397	$4,890
For the years ended April 30, 2020 and 2021, the Company’s rent expense was $2.0 million and $2.2 million, respectively.
Non-cancelable Purchase Obligations
The Company depends upon third party subcontractors to manufacture wafers and other inventory parts. The Company’s subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation. As of April 30, 2021, the total value of open purchase orders payable within the next one year, that were committed with the Company’s third party subcontractors was approximately $10.4 million.
Warranty Obligations
The Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The Company’s products carry a standard one-year warranty. The Company’s warranty expense has not been material in the periods presented.
Indemnifications
In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnifications. Accordingly, the Company has no liabilities recorded for these agreements as of April 30, 2020 and 2021.
Legal Proceedings
From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with legal counsel, the need to record a liability for litigation and contingencies. Accrual estimates are recorded when and if it is determined that such a liability for litigation and contingencies are both probable and reasonably estimable. As of the date of issuance of the consolidated financial statements, the Company was not subject to any litigation. No accruals for loss contingencies or recognition of actual losses have been recorded in any of the periods presented.

8. Convertible Preferred Shares
In July 2015, the Company sold 8,313,334 Series A convertible preferred shares to investors for proceeds of $$8.0 million, net of issuance costs of $0.1 million, at $1.00 per share.
In December 2017 and January through May 2018, the Company sold 7,017,326 and 1,575,318 Series B convertible preferred shares to new and existing investors for proceeds of $17.9 million, net of issuance costs of $0.1 million, at $2.095 per share.
In January through May 2019, the Company sold 5,245,243 Series C convertible preferred shares to new investors for proceeds of $22.5 million, net of issuance costs of $38 thousand, at $4.290 per share.
In March and April 2020, the Company sold 10,093,925 Series D convertible preferred shares to new and existing investors for proceeds of $50.0 million, net of issuance costs of $0.4 million, at $4.993 per share.
In May and June 2020, the Company sold 9,933,703 Series D convertible preferred shares to new and existing investors for proceeds of $49.5 million, net of issuance costs of $0.1 million, at $4.993 per share.
In December 2020, the Company sold 8,630,146 Series D+ convertible preferred shares to new and existing investors for proceeds of $49.9 million, net of issuance costs of $0.2 million, at $5.805 per share.
A summary at April 30, 2021 consists of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference (in thousands)
Series A	8,313,334	8,313,334	$1.000	$8,313
Series B	8,592,644	8,592,644	$2.095	18,000
Series C	5,245,243	5,245,243	$4.290	22,500
Series D	20,027,628	20,027,628	$4.993	100,000
Series D+	8,630,146	8,630,146	$5.805	50,099
	50,808,995	50,808,995		$198,912
The rights, privileges, and preferences of the Series A, Series B, Series C, Series D, and Series D+ convertible preferred shares are as follows:
Conversion Rights - Each preferred share is convertible, at the option of the holder, at any time, and without the payment of any additional consideration, into such number of fully paid ordinary share as is determined by dividing the applicable original issue price for each such series of preferred shares by the

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
applicable conversion price in effect at the time of the conversion. The conversion price per share for each series of preferred share shall initially be equal to the original issue price of such series, which means $1.00 per share for Series A, $2.095 per share for Series B, $4.290 per share for Series C, $4.993 per share for Series D and $5.805 per share for Series D+. The conversion price shall be subject to adjustment in order to adjust the number of ordinary shares into which the preferred shares are convertible.
Each share of Series A, B, C, D and D+ convertible preferred share automatically converts into the number of ordinary shares at the conversion rate at the time in effect upon the closing of a public offering of ordinary shares which results in at least $25.0 million of proceeds to the Company at a per share price not less than $9.986 or with the vote or written consent of the holders of a majority of the then outstanding preferred shares, voting as a separate class, to convert their preferred shares at the then‐effective Conversion Price.
Dividends - The holders of preferred shares are entitled to receive noncumulative dividends when and if declared by the Company’s board of directors. The holders of preferred shares are entitled to receive dividends prior and in preference to any payment of any dividend on ordinary shares in an amount equal to 8% of the original issue price per share of such preferred share. After payment of such dividends, any additional dividends shall be distributed among all holders of ordinary shares and preferred shares in proportion to the number of ordinary shares that would be held by each such holder if all preferred shares were converted to ordinary shares at the then effective conversion rate. No dividends have been declared by the board of directors from inception through April 30, 2021.
Liquidation Rights - In the event of any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company or the exclusive license of all or substantially all of the Company’s intellectual property used in generating all or substantially all of the Company’s revenues, reorganization, consolidation, acquisition, merger, liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of preferred shares shall be entitled to receive in preference to the holders of ordinary shares, an amount per share equal to the liquidation preference, plus any declared but unpaid dividends. After payment of the liquidation preference to holders of preferred shares, the remaining assets of the Company are available for distribution on a pro rata basis to the holders of ordinary shares.
Voting Rights - The holders of the convertible preferred shares are entitled to the number of votes equal to the number of ordinary shares into which such convertible preferred shares could be converted on the record date.
9. Ordinary Shares
The Company’s Articles of Association, as amended in March 2021, authorizes the Company to issue 136,657,627 ordinary shares, par value $0.00005 per share. Each ordinary share is entitled to one vote per share. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to the prior rights of holders of all other classes of shares outstanding.
Share Issuances Subject to Repurchase
The Company has issued ordinary shares to certain employees that are subject to vesting periods pursuant to the respective share purchase agreements (Restricted Share Award or “RSA”). In addition, the Company allows early exercise for unvested ordinary share options under its 2015 Stock Plan. In regard to the ordinary shares purchased, but not vested, the Company has the right to repurchase shares at the original issue price in the event of termination of services. As of April 30, 2020, 941,795 such ordinary shares, consisting of 260,417 shares from RSA and 681,378 from share option early exercises, remain subject to the Company’s repurchase rights. As of April 30, 2021, 630,379 such ordinary shares, consisting of 116,667 shares from RSA and 513,712 from share option early exercises, remain subject to the Company’s repurchase rights. These shares are excluded from ordinary shares outstanding. The

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
proceeds recorded as accrued expenses and other current liabilities were $0.7 million and $0.6 million as of April 30, 2020 and 2021, respectively.
Share Repurchase Transaction
In July 2020, the Company offered to purchase up to an aggregate of 8,032,128 of its ordinary shares and options from certain ordinary shareholders, primarily initial investors, founders and current employees of the Company, at a cash price of $4.98 per share. The transaction was completed in August 2020. The total ordinary shares and options the Company repurchased was 6,875,822 at a total purchase price of $34.2 million. The excess of the repurchase price over the fair value of ordinary shares and options, which were originally issued to founders and current employees, was recorded as share-based compensation expense of $11.3 million for the year ended April 30, 2021.
For the excess of the fair value of ordinary shares and options over the par value of shares, the Company allocated the amount to both accumulated deficit and additional paid in capital. The portion allocated to additional paid in capital is determined by applying a percentage, determined by dividing the number of shares repurchased by the number of shares issued and outstanding, to the balance of additional paid in capital as of the date of share repurchase. In connection with the transaction, $0.9 million was allocated to additional paid in capital and $22.0 million was allocated to accumulated deficit.
As of April 30, 2021, the Company had ordinary shares reserved for issuance as follows:

April 30, 2021
For conversion of preferred shares:
Series A	8,313,334
Series B	8,592,644
Series C	5,245,243
Series D	20,027,628
Series D+	8,630,146
Total for conversion of preferred shares	50,808,995
For ordinary share options issued and outstanding (1)	13,606,467
For ordinary shares available for future grant under 2015 Stock Plan (2)	3,329,614
67,745,076
______________
(1)These numbers include options early exercised
(2)These numbers exclude the shares subject to repurchase

10. Share Incentive Plan
The Company adopted the 2015 Stock Plan (the “Plan”) in February 2015. The Plan is an equity incentive program under which employees of the Company or its subsidiary corporations (including officers), non-employee members of the Board, and consultants to the Company or its subsidiary corporations may be offered an opportunity to acquire the Company’s ordinary shares. The Plan provides both for the direct award or sale of ordinary share (“RSAs”) and for the grant of options to purchase ordinary shares. Options granted under the Plan may be Incentive share options (“ISOs”) intended to qualify under Code Section 422 or Nonstatutory Options (“NSOs”) which are not intended to so qualify. Only employees, outside directors and consultants of either the Company or a subsidiary of the Company, are eligible for the grant of NSO or the direct award or sale of ordinary shares. Only employees of either the Company or of a subsidiary of the Company, are eligible for the grant of ISOs.
As of April 30, 2020 and 2021, 22,000,000 and 26,000,000 ordinary shares, respectively, were authorized for issuance under the Plan. Options under the Plan may be granted for periods of up to ten

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors. Both RSAs and options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter.
A summary of information related to share option activity during the year is as follows:

		Options Outstanding
	Shares available for grant	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance as of April 30, 2019	6,155,626	10,327,872	$0.51	7.99	$8,494
Options granted	(2,349,000)	2,349,000	$1.33
Options exercised and vested		(1,289,367)	$0.47
Options canceled/ forfeited	611,317	(611,317)	$0.83
Balance as of April 30, 2020	4,417,943	10,776,188	$0.67	7.53	$15,592
Additional shares authorized	4,000,000
Options repurchased	724,454
Options granted	(6,325,510)	6,325,510	$2.70
Options exercised and vested		(2,468,792)	$0.56
Options canceled/ forfeited	512,727	(512,727)	$1.72
Balance as of April 30, 2021	3,329,614	14,120,179	$1.57	7.87	$62,613
Vested as of April 30, 2021		5,815,379	$0.60	6.13	$31,381
Exercisable as of April 30, 2021		13,606,467	$1.59	7.87	$60,060
During the years ended April 30, 2020 and 2021, the total intrinsic value of options exercised, including options early exercised, was $1.4 million and $4.7 million, respectively. The weighted-average grant date fair value of options granted and vested was $0.99 per share and $0.39 per share, respectively, for the year ended April 30, 2020. The weighted-average grant date fair value of options granted and vested was $1.86 per share and $0.65 per share, respectively, for the year ended April 30, 2021.
During the year ended April 30, 2020, no RSAs were granted and 562,044 RSAs were vested. The weighted-average grant date fair value of RSAs vested was $0.14 per share as of April 30, 2020. During the year ended April 30, 2021, no RSAs were granted and 143,750 RSAs were vested. The weighted-average grant date fair value of RSAs vested was $0.27 per share. As of April 30, 2020 and 2021, the RSAs unvested were 260,417 and 116,667, respectively. As of April 30, 2020 and 2021, the weighted-average grant date fair value of RSAs unvested was $0.33 per share and $0.39 per share, respectively.
Share-based Compensation Associated with Awards to Employees
The total grant date fair value of share options that vested was $1.2 million and $2.1 million as of April 30, 2020 and 2021, respectively. As of April 30, 2021, the total unrecognized compensation cost was $11.9 million related to share options, which are expected to be recognized over a weighted-average period of 2.9 years. There was no unrecognized compensation cost related to RSAs as of April 30, 2021.
The Company estimated the fair value of share options using the Black-Scholes option-pricing model. The fair value of employee share options is being amortized on a straight-line basis over the requisite

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
service period of the awards. The fair values of the employee share options granted in the year ended April 30, 2020 and 2021 were estimated using the following weighted-average assumptions:

	2020	2021
Expected volatility	36.55% - 36.89%	40.12% - 42.84%
Weighted-average expected term (in years)	5.91	5.97
Risk-free interest rate	1.68% - 1.75%	0.32% - 1.19%
Dividend yield	—%	—%
Weighted-average grant date fair value per share	$0.99	$1.86
The following table summarizes share-based compensation cost included in the consolidated statements of operations for the year ended April 30, 2020 and 2021 (in thousands).

	2020	2021 (1)
Cost of revenue	$33	$183
Research and development	584	7,737
Sales and marketing	480	1,970
General and administrative	150	4,016
	$1,247	$13,906
______________
(1)The amounts include share-based compensation cost recorded from the Company’s share repurchase transaction in fiscal year 2021. Refer to Note 9, “Ordinary Shares” for further details.
11. Income Taxes
Income (loss) before provision for income taxes consists of the following (in thousands):

	April 30, 2020	April 30, 2021
United States	$1,751	$2,011
International	344	(27,307)
	$2,095	$(25,296)
The components of income tax expenses are summarized as follows (in thousands):

	April 30, 2020	April 30, 2021
Current
Federal	$102	$274
State	1	28
International	947	544
Total current tax expense	1,050	846
Deferred
Federal	(535)	1,219
State	159	6
International	92	144
Total deferred tax benefit	(284)	1,369

Total tax expense	$766	$2,215

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
The tax effects of significant items comprising the Company’s deferred taxes are as follows (in thousands):

	April 30, 2020	April 30, 2021
Deferred tax assets:
Accrued Expense	$30	$144
Deferred rent	98	58
Foreign tax credit	186	—
Net operating losses	56	19
Research and development credits	2,771	4,011
Others	28	—
Total deferred tax assets	3,169	4,232
Deferred tax liabilities
Property and equipment basis	(907)	(900)
Others	—	(16)
Total deferred tax liabilities	(907)	(916)
Valuation allowance	(1,286)	(3,706)
Net deferred taxes	$976	$(390)
A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. The valuation allowance increased $2.4 million from fiscal year 2020. As of April 30, 2021, the Company had federal and state research credits of $2.9 million and $2.8 million, respectively. The federal research credits will begin to expire in 2039. The state research credits have no expiration date. As it is not more likely than not that the Company will be able to utilize the federal and state research credits, the Company recorded $3.7 million of valuation allowance. As of April 30, 2021, the Company had no foreign tax credit carryover.
The Company consists of a Cayman parent holding company with various international and U.S. subsidiaries. The applicable statutory rate in Cayman is zero for the Company for fiscal years 2020 and 2021. For purposes of the reconciliation between the provision for income taxes at the statutory rate and the effective tax rate, a U.S. statutory tax rate of 21% for fiscal years 2020 and 2021 is applied as follows:

	April 30, 2020	April 30, 2021
Statutory federal tax expense rate	21%	21%
State tax, net of federal benefit	8%	—%
Research tax credits	(34)%	3%
Permanent adjustment	1%	1%
Other	(2)%	—%
Foreign rate differential	25%	(25)%
Change in valuation allowance	—%	(8)%
Withholding Taxes	21%	(2)%
Foreign tax credit	(4)%	—%
Effective tax rate	36%	(10)%

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	2020	2021
Beginning gross unrecognized tax benefits	$546	$953
Additions for tax positions taken in the current year	407	364
Subtractions for tax positions taken in the prior year	—	(83)
Ending gross unrecognized tax benefits	$953	$1,234
The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on such position’s technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities.
Included in the balance of unrecognized tax benefits as of April 30, 2020 and 2021 were potential benefits of $1.0 million and $1.2 million, respectively, which if recognized, would affect the effective tax rate. Unrecognized tax benefits are not expected to significantly increase or decrease within the next 12 months.
The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. For the years ended April 30, 2020 and 2021 the Company’s current tax provision was not impacted by interest and penalties.
The Company files U.S. state and foreign jurisdictions income tax returns with varying statutes of limitations. The Company does not have any tax years under income tax examination by taxing authorities. The Company’s tax returns continue to remain subject to examination by U.S. federal authorities for fiscal years 2017 through 2020 and by state authorities for fiscal years 2017 through 2020. For the Company’s international subsidiaries, the tax years that remain open to examination vary based on the year that each entity began operating.
12. Earnings (Loss) Per Share
Net earnings (loss) per share was determined as follows for the years ended April 30 (in thousands, except share and per share data):

	2020	2021
Numerator:
Net income (loss)	$1,329	$(27,511)
Less: Undistributed earnings attributed to participating securities	(1,329)	—
Net loss attributable to ordinary shareholders	$—	$(27,511)
Denominators:
Weighted-average shares outstanding used in basic and diluted calculation	71,727,881	69,098,799

Net loss per share attributable to ordinary shareholders
Basic and diluted	$—	$(0.40)

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
The following potentially dilutive securities outstanding have been excluded from the computations of diluted weighted average shares outstanding for the year ended April 30, 2020 and 2021 because such securities have an anti-dilutive impact due to losses reported:

	2020	2021
Convertible preferred shares	23,092,076	44,802,985
Options and RSAs	4,789,052	6,039,780
	27,881,128	50,842,766
13. Segment and Geographic Information
As discussed in Note 2 to the consolidated financial statements, the Company operates in one reportable segment.
The following table summarizes revenue disaggregated by primary geographical market based on destination of shipment and location of contracting entity, which may differ from the customer’s principal offices (in thousands):

	April 30,
	2020	2021
United States	$33,710	$35,655
Mexico	2,149	8,118
Malaysia	6,456	5,788
Hong Kong	7,488	4,492
Rest of the World	4,032	4,644
	$53,835	$58,697
The following table presents long-lived assets information based on the physical location of the assets by geographic region (in thousands):

	April 30,
	2020	2021
Property and equipment, net:
United States	$3,142	$2,118
Taiwan	5,123	8,375
Mainland China	2,207	2,161
Hong Kong	215	1,577
	$10,687	$14,231
14. Subsequent Events
The Company evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting or disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through August 12, 2021, which is the date that the consolidated financial statements were issued.
In May 2021, the Company issued 1,250,831 Series D+ convertible preferred shares, generating cash proceeds of $7.3 million, at $5.805 per share.
In June 2021, the Company entered into a sublease agreement whereby the Company will lease an office space located in San Jose, California (the “Lease”). The office space will serve as the Company’s corporate headquarters and include engineering, marketing and administrative functions. The Lease has

Credo Technology Group Holding Ltd
Notes to Consolidated Financial Statements
a term of 103 months from the commencement date in April 2022. Total future minimum lease payments under the lease is approximately $19.2 million.

Credo Technology Group Holding Ltd
Condensed Consolidated Balance Sheets
(unaudited, in thousands, except share and per share amounts)

	April 30, 2021	July 31, 2021
Assets
Current Assets:
Cash and cash equivalents	$103,757	$100,221
Accounts receivable	13,645	5,398
Inventories	7,104	13,348
Contract assets	4,562	5,365
Prepaid expenses and other current assets	8,731	9,227
Total current assets	137,799	133,559
Property and equipment, net	14,231	14,616
Right of use assets	—	3,744
Other long-term assets	3,460	4,826
Total assets	155,490	156,745
Liabilities, Convertible Preferred Shares and Shareholders' Deficit
Current Liabilities:
Accounts payable	$3,590	$5,689
Accrued compensation and benefits	1,549	1,329
Accrued expenses and other current liabilities	3,277	6,266
Deferred revenue	4,116	2,483
Total current liabilities	12,532	15,767
Long-term operating lease liabilities	—	1,874
Other long-term liabilities	424	371
Total liabilities	12,956	18,012
Commitments and contingencies (Note 7)
Convertible preferred shares, $0.00005 par value; 50,808,995 shares authorized; 50,808,995 shares and outstanding at April 30, 2021; and 52,059,826 shares authorized; 52,059,826 shares issued and outstanding at July 31, 2021 (Liquidation preference of $198,912 as of April 30, 2021 and $206,174 as of July 31, 2021)	197,965	205,210
Shareholders' deficit
Ordinary shares, $0.00005 par value; 136,657,627 shares authorized; 68,282,172 shares issued and outstanding at April 30, 2021; and 137,908,458 shares authorized; 68,836,181 shares issued and outstanding at July 31, 2021	3	3
Additional paid in capital	12,592	14,128
Accumulated other comprehensive income (loss)	227	222
Accumulated deficit	(68,253)	(80,830)
Total shareholders' deficit	(55,431)	(66,477)
Total liabilities, convertible preferred shares and shareholders' deficit	$155,490	$156,745
The accompanying notes are an integral part of these condensed consolidated financial statements.

Credo Technology Group Holding Ltd
Condensed Consolidated Statements of Operations
(unaudited, in thousands, except share and per share amounts)

	Three Months Ended July 31,
	2020	2021
Revenue:
Product sales	$5,672	$7,263
Product engineering services	978	1,319
IP license	3,455	1,030
IP license engineering services	933	1,112
Total revenue	11,038	10,724
Cost of revenue:
Cost of product sales revenue	2,718	4,357
Cost of product engineering services revenue	416	865
Cost of IP license engineering services revenue	201	322
Total cost of revenue	3,335	5,544
Gross profit	7,703	5,180
Operating expenses:
Research and development	6,922	9,693
Sales and marketing	3,687	4,855
General and administrative	1,703	2,262
Total operating expenses	12,312	16,810
Operating loss	(4,609)	(11,630)
Other income (expense), net	22	(45)
Loss before income taxes	(4,587)	(11,675)
Provision for income taxes	253	902
Net loss	$(4,840)	$(12,577)
Net loss per share:
Basic and diluted	$(0.07)	$(0.18)
Weighted-average shares used in computing net loss per share:
Basic and diluted	72,680,026	68,409,095
The accompanying notes are an integral part of these condensed consolidated financial statements.

Credo Technology Group Holding Ltd
Condensed Consolidated Statements of Comprehensive Loss
(unaudited, in thousands)

	Three Months Ended July 31,
	2020	2021
Net loss	$(4,840)	$(12,577)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	74	(5)
Total comprehensive loss	$(4,766)	$(12,582)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Credo Technology Group Holding Ltd
Condensed Consolidated Statements of Convertible Preferred Shares and Shareholders’ Deficit
(unaudited, in thousands, except share and share amounts)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balances at April 30, 2020	32,245,146	$98,617	72,545,452	$4	$9,506	$(151)	$(18,767)	$(9,408)
Issuance of Series D convertible preferred shares, net of issuance costs	9,933,703	49,481	—	—	—	—	—	—
Ordinary shares issued under employee share plan	—	—	352,151	—	237	—	—	237
Share-based compensation	—	—	—	—	391	—	—	391
Total comprehensive loss	—	—	—	—	—	74	(4,840)	(4,766)
Balances at July 31, 2020	42,178,849	$148,098	72,897,603	$4	$10,134	$(77)	$(23,607)	$(13,546)

Balances at April 30, 2021	50,808,995	$197,965	68,282,172	$3	$12,592	$227	$(68,253)	$(55,431)
Issuance of Series D+ convertible preferred shares, net of issuance costs	1,250,831	7,245	—	—	—	—	—	—
Ordinary shares issued under employee share plan	—	—	554,009	—	461	—	—	461
Share-based compensation	—	—	—	—	1,075	—	—	1,075
Total comprehensive loss	—	—	—	—	—	(5)	(12,577)	(12,582)
Balances at July 31, 2021	52,059,826	$205,210	68,836,181	$3	$14,128	$222	$(80,830)	$(66,477)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Credo Technology Group Holding Ltd
Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)

	Three months ended July 31,
	2020	2021
Cash flows from operating activities:
Net loss	$(4,840)	$(12,577)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	466	867
Share-based compensation	391	1,075
Changes in operating assets and liabilities:
Accounts receivable	7,716	8,247
Inventories	(512)	(6,244)
Prepaid and other current assets	(757)	(496)
Other long-term assets	(206)	(268)
Accounts payable	2,316	2,036
Accrued expenses, compensation and other liabilities	(7,759)	847
Deferred revenue, net of contract assets	(1,638)	(2,436)
Net cash used in operating activities	(4,823)	(8,949)
Cash flows from investing activities:
Purchases of property and equipment	(585)	(1,339)
Net cash used in investing activities	(585)	(1,339)
Cash flows from financing activities:
Proceeds from exercise of share options	237	461
Proceeds from issuance of convertible preferred shares, net of issuance costs	49,481	7,245
Payments for deferred offering costs	—	(948)
Net cash provided by financing activities	49,718	6,758
Effect of exchange rate changes on cash	72	(6)
Net increase (decrease) in cash and cash equivalents	44,382	(3,536)
Cash and cash equivalents at beginning of the period	73,908	103,757
Cash and cash equivalents at end of the period	$118,290	$100,221
Supplemental cash flow information:
Property and equipment received and accrued in accounts payable	$24	$82
The accompanying notes are an integral part of these condensed consolidated financial statements.

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
1. Description of Business and Basis of Presentation
Credo Technology Group Holding Ltd was formed under the laws of the Cayman Islands in September 2014. Credo Technology Group Holding Ltd directly owns Credo Technology Group Ltd., which owns, directly and indirectly, all of the shares of its subsidiaries in mainland China, Hong Kong, and the United States (“U.S.”). References to the “Company” in these notes refer to Credo Technology Group Holding Ltd and its subsidiaries on a consolidated basis, unless otherwise specified.
The Company is an innovator in providing secure, high-speed connectivity solutions that deliver improved power and cost efficiency. The Company’s connectivity solutions are optimized for optical and electrical Ethernet applications, including the emerging 100G, 200G, 400G and 800G markets. The Company’s products are based on its Serializer/Deserializer (“SerDes”) and Digital Signal Processor (“DSP”) technologies. The Company’s product families include integrated circuits (“ICs”), Active Electrical Cables (“AECs”) and SerDes Chiplets. The Company’s intellectual property (“IP”) solutions consist primarily of SerDes IP licensing.
The ongoing COVID-19 pandemic has significantly impacted global economic activity and caused business disruption worldwide. The extent and nature of the impact of the COVID-19 pandemic on the Company’s business and financial performance will be influenced by a variety of factors, including the duration and spread of the pandemic, as well as future spikes of COVID-19 infections or the emergence of additional COVID-19 variants that may result in additional preventative and mitigative measures. These factors may affect the timing and magnitude of demand from customers and the availability of portions of the supply chain, logistical services and component supply and may have a material net negative impact on the Company’s business and financial results.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended April 30, 2021 and 2020 that are included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, including normal recurring adjustments and other adjustments, that are considered necessary for fair presentation of the Company’s financial position and results of operations. All inter-company accounts and transactions have been eliminated. Operating results for the periods presented herein are not necessarily indicative of the results that may be expected for the entire year.
2. Significant Accounting Policies
The Company believes that other than the adoption of new accounting pronouncements as described below, there have been no significant changes during the three months ended July 31, 2020 and 2021 to the items disclosed in Note 2, “Significant Accounting Policies,” included in the audited financial statements for the years ended April 30, 2020 and 2021.
Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes.
The Company bases its estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future, given the available information. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, asset lives for property and

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
equipment, accrued liabilities, allowance for doubtful accounts, the standalone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations, variable consideration from revenue contracts, incremental borrowing rate used in the Company’s operating lease calculations, determination of the fair value of share-based awards, valuation of ordinary shares, and the realization of tax assets and estimates of tax reserves. Actual results may differ from those estimates and such differences may be material to the financial statements. In the current macroeconomic environment affected by COVID-19, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.
Deferred Offering Costs
Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned initial public offering are capitalized within other long-term assets on the consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned initial public offering. In the event the planned initial public offering is terminated, all of the deferred offering costs will be expensed within operating loss. As of April 30 and July 31, 2021, the deferred offering costs recorded as other long-term assets on the unaudited condensed consolidated balance sheet were not material and $0.9 million, respectively.
Accounting Pronouncement Recently Adopted
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to record most leases on their balance sheets and disclosing key information about lease arrangements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The ASU makes 16 technical corrections to the new lease standard and other accounting topics, alleviating unintended consequences from applying the new standard. It does not make any substantive changes to the core provisions or principles of the new standard. In July 2018, the FASB also issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The ASU provides (1) an optional transition method that entities can use when adopting the standard and (2) a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met. In March 2019, the FASB also issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which impacts transition disclosures related to the new guidance. The Company adopted the new lease accounting standard on May 1, 2021, using the modified retrospective approach by applying the new standard to leases existing at the date of initial application and not restating comparative periods. See “Note 9 - Leases” for additional information.
Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning May 1, 2023 and interim periods within its fiscal year beginning May 1, 2024. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance is effective for the Company for its fiscal year beginning May 1, 2021 and interim periods within its fiscal year beginning May 1, 2022. The

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740 in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning May 1, 2022 and interim periods within its fiscal year beginning May 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
3. Concentrations
Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Cash is placed in major financial institutions around the world. The Company’s cash deposits exceed insured limits.
Historically, a relatively small number of customers have accounted for a significant portion of the Company’s revenue. The particular customers which account for revenue concentration have varied from period-to-period as a result of the addition of new contracts, completion of existing contracts, and the volumes and prices at which the customers have recently bought the Company’s products. These variations are expected to continue in the foreseeable future.
The following table summarizes the significant customers’ accounts receivable and revenue as a percentage of total accounts receivable and total revenue, respectively:

	As of
Accounts Receivable	April 30, 2021	July 31, 2021
Customer A	35%	23%
Customer B	*	28%
Customer C	11%	*
Customer D	15%	*
Customer E	11%	*
Customer F	*	15%

	Three Months Ended
Revenue	July 31, 2020	July 31, 2021
Customer A	44%	32%
Customer G	36%	*
Customer H	*	17%
* Less than 10% of total accounts receivable or total revenue.

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
4. Revenue Recognition
The following table summarizes revenue disaggregated by primary geographical market based on destination of shipment and location of contracting entity, which may differ from the customer’s principal offices (in thousands):

	Three Months Ended
	July 31, 2020	July 31, 2021
United States	$6,375	$4,294
Mexico	1,959	2,552
Malaysia	1,976	806
Hong Kong	301	1,322
Taiwan	347	1,630
Rest of the World	80	120
	$11,038	$10,724
Contract Balances
The contract assets are primarily related to the Company’s fixed fee IP licensing arrangements and rights to consideration for performance obligations delivered but not billed as of April 30, 2021 and July 31, 2021.
During the three months ended July 31, 2020, the Company recognized $1.2 million of revenue that was included in the deferred revenue balance as of April 30, 2020. During the three months ended July 31, 2021, the Company recognized $2.0 million of revenue that was included in the deferred revenue balance as of April 30, 2021.
Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. Contracted but unsatisfied performance obligations were approximately $6.2 million as of July 31, 2021, which the Company expects to recognize over the next three years.
5. Fair Value Measurements
The carrying amount of the Company’s financial instruments, including cash equivalents, accounts receivable, and accounts payable, approximate their respective fair values because of their short maturities.
6. Supplemental Financial Information
Inventories
Inventories consisted of the following (in thousands):

	April 30, 2021	July 31, 2021
Raw materials	$2,177	$6,423
Work in process	1,844	4,319
Finished goods	3,083	2,606
	$7,104	$13,348

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	April 30, 2021	July 31, 2021
Prepaid expenses	$1,313	$2,108
Advances to suppliers	6,276	5,840
Other current assets	1,142	1,279
	$8,731	$9,227
Property and Equipment, Net
Property and equipment consisted of the following (in thousands):

	April 30, 2021	July 31, 2021
Computer equipment and software	$1,606	$1,648
Furniture and fixtures	215	215
Laboratory equipment	6,603	7,452
Production equipment	5,680	8,439
Transportation equipment	224	224
Leasehold improvements	1,349	1,349
Construction in progress	4,698	2,299
	20,375	21,626
Less: accumulated depreciation and amortization	(6,144)	(7,010)
	$14,231	$14,616
Depreciation and amortization expense for the three months ended July 31, 2020 and 2021 was $0.5 million and $0.9 million, respectively. Construction in progress and production equipment primarily includes mask set costs capitalized relating to the Company’s new products already introduced or to be introduced.
Other Long-term Assets
Other long-term assets consisted of the following (in thousands):

	April 30, 2021	July 31, 2021
Long-term contract assets	$1,819	$1,858
Deferred offering costs	—	947
Other long-term assets	1,607	2,021
	$3,426	$4,826
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	April 30, 2021	July 31, 2021
Accrued expenses	$2,652	$2,994
Current portion of operating lease liabilities	—	1,787
Income tax payable	625	1,485
	$3,277	$6,266

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
7. Commitments and Contingencies
Non-cancelable Purchase Obligations
The Company depends upon third party subcontractors to manufacture wafers and other inventory parts. The Company’s subcontractor relationships typically allow for the cancellation of outstanding purchase orders, but require payment of all expenses incurred through the date of cancellation. As of July 31, 2021, the total value of open purchase orders, that were committed with the Company’s third party subcontractors was approximately $14.7 million.
Warranty Obligations
The Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The Company’s products carry a standard one-year warranty. The Company’s warranty expense has not been material in the periods presented.
Indemnifications
In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnifications. Accordingly, the Company has no liabilities recorded for these agreements as of April 30, 2021 and July 31, 2021.
Legal Proceedings
From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with legal counsel, the need to record a liability for litigation and contingencies. Accrual estimates are recorded when and if it is determined that such a liability for litigation and contingencies are both probable and reasonably estimable. As of the date of issuance of the condensed consolidated financial statements, the Company was not subject to any litigation. No accruals for loss contingencies or recognition of actual losses have been recorded in any of the periods presented.

8. Convertible Preferred Shares
During the three months ended July 31, 2020, the Company issued 9,933,703 Series D convertible preferred shares for proceeds of $49.5 million, net of issuance costs of $0.1 million, at $4.993 per share.
During the three months ended July 31, 2021, the Company issued 1,250,831 Series D+ convertible preferred shares for proceeds of $7.3 million, at $5.805 per share. The Company had previously issued 8,630,146 Series D+ convertible preferred shares for proceeds of $50.0 million, net of issuance costs of $0.1 million, at $5.805 per share during the three months ended January 31, 2021.

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
A summary as at July 31, 2021 consists of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference (in thousands)
Series A	8,313,334	8,313,334	$1.000	$8,313
Series B	8,592,644	8,592,644	$2.095	18,000
Series C	5,245,243	5,245,243	$4.290	22,500
Series D	20,027,628	20,027,628	$4.993	100,000
Series D+	9,880,977	9,880,977	$5.805	57,361
	52,059,826	52,059,826		$206,174
9. Leases
Effective May 1, 2021, the Company adopted the new lease accounting standard using the modified retrospective approach. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward the historical lease classification. The Company elected to apply the short-term lease measurement and recognition exemption in which right-of use assets (“ROU”) and lease liabilities are not recognized for short-term leases. Adoption of this standard resulted in the recording of operating lease ROU assets of $4.0 million and corresponding operating lease liabilities of $4.0 million. The standard did not materially affect the condensed consolidated statements of operations and had no impact on cash flows.
The Company determines if an arrangement is a lease at inception. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases generally do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight line basis over the lease term. The Company's leases include office space located in the United States and other international locations, which are all classified as operating leases.
During the three months ended July 31, 2021, the Company entered into a sublease agreement whereby the Company will lease an office space located in San Jose, California (the “Lease”). The office space will serve as the Company’s corporate headquarters and include engineering, marketing and administrative functions. The Lease has a term of 103 months from the commencement date in April 2022. Total future minimum lease payments under the lease is approximately $19.2 million. The Lease is excluded from the Company’s right of use assets and operating lease liabilities as of July 31, 2021 as the commencement date does not start until Spring 2022.
Lease expense and supplemental cash flow information are as follows (in thousands):

Three Months Ended July 31, 2021
Operating lease expenses	$679
Cash paid for amounts included in the measurement of operating lease liabilities	$647
Right-of-use assets obtained in exchange for lease obligation	$259

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
The aggregate future lease payments for operating leases as of July 31, 2021 are as follows (in thousands):

Fiscal Year	Operating leases
Remainder of 2022	$1,700
2023	975
2024	865
2025	407
Total lease payments	3,947
Less: Interest	286
Present value of lease liabilities	$3,661
The aggregate future lease payments for operating leases as of April 30, 2021 are as follows (in thousands):

Fiscal Year	Operating leases
2022	$2,421
2021	866
2024	846
2025	397
Total lease payments	$4,530
As of July 31, 2021, the weighted average remaining lease term for the Company's operating leases is 1.8 years and the weighted average discount rate used to determine the present value of the Company's operating leases is 6.0%.

10. Share Incentive Plan
A summary of information related to share option activity during the three months ended July 31, 2021 is as follows:

		Options Outstanding
	Shares available for grant	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance as of April 30, 2021	3,329,614	14,120,179	$1.57	7.87	$62,613
Options granted	(587,500)	587,500	$5.17
Options exercised and vested		(529,009)	$0.83
Options canceled/ forfeited	125,584	(125,584)	$0.92
Balance as of July 31, 2021	2,867,698	14,053,086	$1.75	7.75	$122,191
Vested as of July 31, 2021		5,905,249	$0.67	6.00	$57,733
Exercisable as of July 31, 2021		13,430,207	$1.77	7.74	$116,564
During the three months ended July 31, 2020 and 2021, the total intrinsic value of options exercised, including options early exercised, was $0.5 million and $6.9 million, respectively.
As of July 31, 2021, the total unrecognized compensation cost was $13.7 million related to share options, which are expected to be recognized over a weighted-average period of 2.8 years.

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
The Company estimated the fair value of share options using the Black-Scholes option-pricing model. The fair value of employee share options is being amortized on a straight-line basis over the requisite service period of the awards. The fair values of the employee share options granted in the three months July 31, 2020 and 2021 were estimated using the following weighted-average assumptions:

	Three Months Ended July 31,
	2020	2021
Expected volatility	40.12% - 41.09%	42.12% - 42.57%
Weighted-average expected term (in years)	5.93	6.01
Risk-free interest rate	0.32% - 0.40%	0.69% - 0.86%
Dividend yield	—%	—%
Weighted-average grant date fair value per share	$0.95	$6.49
The following table summarizes share-based compensation cost included in the condensed consolidated statements of operations for the three months ended July 31, 2020 and 2021 (in thousands):

	July 31, 2020	July 31, 2021
Cost of revenue	$46	$87
Research and development	119	482
Sales and marketing	182	390
General and administrative	44	116
	$391	$1,075
11. Income Taxes
The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period. The Company’s quarterly tax provision, and estimate of its annual effective tax rate, is subject to variation due to several factors, including variability in accurately predicting our pre-tax income or loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in tax laws, the applicability of special tax regimes, changes in how we do business, and discrete items.
Provisions for income taxes for the three months ended July 31, 2020 and 2021 were as follows (in thousands):

	Three months ended July 31, 2020	Effective Tax Rate	Three months ended July 31, 2021	Effective Tax Rate
Provision for income taxes	$253	(5.51)%	$902	(7.72)%
Our effective tax rate for the three months ended July 31, 2021 differs from the same period in the prior year primarily due to an decrease in non-U.S. earning that are taxed at a substantially lower tax rate.

Credo Technology Group Holding Ltd
Notes to Unaudited Condensed Consolidated Financial Statements
12. Loss Per Share
Net loss per share was determined as follows for the three months ended July 31 (in thousands, except share and per share data):

	2020	2021
Numerator:
Net loss	$(4,840)	$(12,577)
Denominator:
Weighted-average shares outstanding used in basic and diluted calculation	72,680,026	68,409,095

Net loss per share
Basic and diluted	$(0.07)	$(0.18)
The following potentially dilutive securities outstanding have been excluded from the computations of diluted weighted average shares outstanding for the three months ended July 31, 2020 and 2021 because such securities have an anti-dilutive impact due to losses reported:

	2020	2021
Convertible preferred shares	40,395,052	51,991,846
Options and RSAs	5,768,446	9,150,451
	46,163,498	61,142,297

          Shares
Credo Technology Group Holding Ltd

Ordinary Shares

Goldman Sachs & Co. LLC	BofA Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$ *
FINRA filing fee	*
Nasdaq Listing fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	$ *
______________
*To be completed by amendment.
Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.
Item 14. Indemnification of Directors and Officers
As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Act does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there has been willful default, willful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as “equitable fraud” on the part of the director or officer in question.
Our amended and restated memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.
We have also entered into indemnification agreements with certain of our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions. The indemnification agreements are governed under Cayman Islands law or New York law. Prior to the completion of this offering, we expect to enter into new indemnification agreements with each of our directors and executive officers, which will contain similar provisions.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of Underwriting Agreement, to be filed as Exhibit 1.1 to this Registration Statement, provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act:
(1)From January 2019 through May 2019, we issued and sold an aggregate of 5,245,243 of our Series C convertible preferred shares to four accredited investors in multiple closings at a purchase price of $4.2896 per share, for aggregate gross proceeds of approximately $22.5 million.
(2)From March 2020 through June 2020, we issued and sold an aggregate of 20,027,628 of our Series D convertible preferred shares in multiple closings to 19 accredited investors at a purchase price of $4.9931 per share, for aggregate gross proceeds of approximately $100.0 million.
(3)In December 2020, we issued and sold an aggregate of 8,630,146 of our Series D+ convertible preferred shares to 12 accredited investors at a purchase price of $5.80517 per share, for aggregate gross proceeds of approximately $50.1 million.
(4)In May 2021, we issued an additional 1,250,831 of our Series D+ convertible preferred shares to 12 accredited investors at a purchase price of $5.80517 per share, for aggregate gross proceeds of approximately $7.3 million.
(5)From July 31, 2018 through July 30, 2021, we granted to certain employees, consultants and directors options to purchase an aggregate of 11,743,510 of our ordinary shares under our 2015 Stock Plan, at exercise prices ranging from $0.62 to $4.25 per share.
(6)From July 31, 2018 through July 30, 2021, we issued an aggregate of 5,900,549 of our ordinary shares to certain employees, consultants and directors upon the exercise of options granted under our 2015 Stock Plan, at exercise prices ranging from $0.20 to $2.33 per share, for an aggregate exercise price of $3.7 million.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits.
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b) Financial Statement Schedules.
All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or related notes.
Item 17. Undertakings
The undersigned registrant hereby undertakes:
(a)The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1^	Amended and Restated Memorandum and Articles of Association, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association, to be in effect upon completion of this offering
4.1^	Fifth Amended and Restated Members Agreement, dated May 6, 2021
5.1*	Opinion of Maples and Calder (Cayman) LLP
8.1*	Opinion of Davis Polk & Wardwell LLP
10.1*	Form of Indemnification Agreement entered into with each of the Registrant’s officers and directors
10.2†^	2015 Stock Plan
10.3†^	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2015 Stock Plan
10.4^	Sublease Agreement, dated July 25, 2018, between Credo Semiconductor, Inc. and Microchip Technology Incorporated
10.5^	First Amendment to Sublease Agreement, dated December 11, 2018, between Credo Semiconductor, Inc. and Microchip Technology Incorporated
10.6^	Sublease Agreement, dated June 29, 2021, between Credo Semiconductor, Inc. and Inphi Corporation
10.7^	Lease Contract, dated July 8, 2019, between Credo Technology (SH) Ltd. and Shanghai Caohejing Kangqiao technology oasis construction and Development Co., Ltd
10.8^	Lease Contract, dated July 8, 2019, between Infinita Technology (SH) Ltd. and Shanghai Caohejing Kangqiao technology oasis construction and Development Co., Ltd
10.9#^	Development and Manufacturing Agreement, dated October 23, 2020, between Credo Technology (HK) Limited and BizLink Technology, Inc.
10.10†^	Form of Proprietary Information and Inventions Agreement between Credo Semiconductor, Inc. and each of Daniel Fleming and Adam Thorngate-Gottlund
10.11†^	Confidential Information and Invention Assignment Agreement, dated April 9, 2015, between Credo Semiconductor, Inc. and William Brennan
21.1^	Subsidiaries of the Registrant
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
_______________
^    Previously submitted.
*    To be filed by amendment.
†    Indicates management contract or compensatory plan.
#    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the          day of          , 2021.

CREDO TECHNOLOGY GROUP HOLDING LTD

By:
	Name:	William Brennan
	Title:	President and Chief Executive Officer
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Brennan, Daniel Fleming and Adam Thorngate-Gottlund, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer (principal executive officer)	, 2021
William Brennan

	Chief Financial Officer (principal financial and accounting officer)	, 2021
Daniel Fleming

	Director	, 2021
Chi Fung Cheng

	Director	, 2021
Manpreet Khaira

	Director	, 2021
Yat Tung Lam

	Director	, 2021
Pantas Sutardja

	Director	, 2021
Lip-Bu Tan

	Director	, 2021
David Zinsner

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Credo Technology Group Holding Ltd, in the City of San Jose, State of California, on the          day of          , 2021.

By:
	Name:	William Brennan
	Title:	President and Chief Executive Officer,
Credo Technology Group Holding Ltd